Exhibit 99.1

EXECUTION VERSION

AGNICO EAGLE MINES LIMITED

U.S.$350,000,000

4.54% Series A Senior Notes due 2023

4.84% Series B Senior Notes due 2026

4.94% Series C Senior Notes due 2028

NOTE PURCHASE AGREEMENT

Dated as of June 30, 2016

	5.15.	Existing Indebtedness; Future Liens	11
	5.16.	Foreign Assets Control Regulations, Etc.	11
	5.17.	Status under Certain Statutes	12
	5.18.	Environmental Matters	12
	5.19.	Ranking of Obligations	13
	5.20.	Subsidiary Guarantees	13
	5.21.	Mines	13
	5.22.	Solvency Proceedings	13
	5.23.	Subsidiary Guarantors	14

6.	REPRESENTATIONS OF THE PURCHASERS		14

7.	INFORMATION AS TO THE COMPANY		15

	7.1.	Financial and Business Information	15
	7.2.	Officer’s Certificate	17
	7.3.	Visitation	17
	7.4.	Limitation on Disclosure Obligation	18

8.	PAYMENT AND PREPAYMENT OF THE NOTES		19

	8.1.	Maturity	19
	8.2.	Optional Prepayment with Make-Whole Amount	19
	8.3.	Prepayment for Tax Reasons	19
	8.4.	Prepayment in Connection with a Change of Control	21
	8.5.	Prepayment in Connection with Asset Dispositions	21
	8.6.	Allocation of Partial Prepayments	22
	8.7.	Maturity; Surrender, Etc.	22
	8.8.	Purchase of Notes	22
	8.9.	Make-Whole Amount and Modified Make-Whole Amount	23

9.	AFFIRMATIVE COVENANTS		24

	9.1.	Compliance with Law	24
	9.2.	Insurance	25
	9.3.	Maintenance of Properties and Contracts	25
	9.4.	Payment of Taxes and Claims	25
	9.5.	Corporate Existence, Etc.	25
	9.6.	Books and Records	26
	9.7.	Priority of Obligations	26
	9.8.	Subsidiary Guarantees; Release	26
	9.9.	Total Net Debt to EBITDA Ratio	28
	9.10.	Tangible Net Worth	28
	9.11.	Most Favored Lender	28

10.	NEGATIVE COVENANTS		29

	10.1.	Transactions with Affiliates	29

	10.2.	Merger, Consolidation, Etc.	29
	10.3.	Line of Business	31
	10.4.	Terrorism Sanctions Regulations	31
	10.5.	Liens	31
	10.6.	Subsidiary Indebtedness	33
	10.7.	Sale of Assets	34

11.	EVENTS OF DEFAULT		35

12.	REMEDIES ON DEFAULT, ETC.		38

	12.1.	Acceleration	38
	12.2.	Other Remedies	39
	12.3.	Rescission	39
	12.4.	No Waivers or Election of Remedies, Expenses, Etc.	39

13.	TAX INDEMNIFICATION		40

14.	REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES		43

	14.1.	Registration of Notes	43
	14.2.	Transfer and Exchange of Notes	43
	14.3.	Replacement of Notes	44

15.	PAYMENTS ON NOTES		44

	15.1.	Place of Payment	44
	15.2.	Home Office Payment	44

16.	EXPENSES, ETC.		45

	16.1.	Transaction Expenses	45
	16.2.	Certain Taxes	45
	16.3.	Survival	46

17.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT		46

18.	AMENDMENT AND WAIVER		46

	18.1.	Requirements	46
	18.2.	Solicitation of Holders of Notes	47
	18.3.	Binding Effect, Etc.	47
	18.4.	Notes Held by Company, Etc.	48

19.	NOTICES		48

20.	REPRODUCTION OF DOCUMENTS		49

21.	CONFIDENTIAL INFORMATION		49

22.	SUBSTITUTION OF PURCHASER		51

23.	MISCELLANEOUS		51

	23.1.	Successors and Assigns	51
	23.2.	Payments Due on Non-Business Days	51
	23.3.	Accounting Matters	52
	23.4.	Severability	52
	23.5.	Construction, Etc.	52
	23.6.	Counterparts	53
	23.7.	Governing Law	53
	23.8.	Jurisdiction and Process; Waiver of Jury Trial	53
	23.9.	Obligation to Make Payment in U.S. Dollars	54

SCHEDULE A	—	INFORMATION RELATING TO PURCHASERS

SCHEDULE B	—	DEFINED TERMS

SCHEDULE 5.3	—	Disclosure Materials

SCHEDULE 5.4	—	Subsidiaries of the Company, Ownership of Subsidiary Stock, Etc.

SCHEDULE 5.5	—	Financial Statements

SCHEDULE 5.7	—	Required Governmental Authorizations, Etc.

SCHEDULE 5.12	—	ERISA Plans

SCHEDULE 5.15	—	Existing Indebtedness; Future Liens

SCHEDULE 10.5	—	Existing Liens

EXHIBIT 1-A	—	Form of 4.54% Series A Senior Notes due 2023

EXHIBIT 1-B	—	Form of 4.84% Series B Senior Notes due 2026

EXHIBIT 1-C	—	Form of 4.94% Series C Senior Notes due 2028

EXHIBIT 7.2	—	Form of Compliance Certificate

EXHIBIT 9.8	—	Form of Subsidiary Guarantee

EXHIBIT 10.2	—	Form of Assumption Agreement

AGNICO EAGLE MINES LIMITED

145 King Street East, Suite 400

Toronto, Ontario

Canada, M5C 2Y7

4.54% Series A Senior Notes due 2023

4.84% Series B Senior Notes due 2026

4.94% Series C Senior Notes due 2028

Dated as of June 30, 2016

To Each of the Purchasers Listed in

Schedule A Hereto:

Ladies and Gentlemen:

Agnico Eagle Mines Limited, a corporation organized under the laws of the Province of Ontario (the “Company”), agrees with each of the purchasers whose names appear at the end hereof (each a “Purchaser” and collectively the “Purchasers”) as follows:

1.                                      AUTHORIZATION OF NOTES.

The Company will authorize the issue and sale, in three series, of U.S.$350,000,000 aggregate principal amount of its senior notes of which (a) U.S.$100,000,000 aggregate principal amount shall be its 4.54% Series A Senior Notes due 2023 (the “Series A Notes”), (b) U.S.$200,000,000 aggregate principal amount shall be its 4.84% Series B Senior Notes due 2026 (the “Series B Notes”)  and (c) U.S.$50,000,000 aggregate principal amount shall be its 4.94% Series C Senior Notes due 2028 (the “Series C Notes” and, together with the Series A Notes and the Series B Notes, the “Notes”, such term to include any such notes issued in substitution therefor pursuant to Section 14).  The Series A Notes, Series B Notes and Series C Notes shall be substantially in the form set out in Exhibit 1-A, 1-B and 1-C, respectively.  Certain capitalized and other terms used in this Agreement are defined in Schedule B; and references to a “Schedule” or an “Exhibit” are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement.

Subject to Sections 9.8(c) and 9.8(d), payment of the principal of, Make-Whole Amount (if any) and Modified Make-Whole Amount (if any) and interest on the Notes and other amounts owing hereunder shall be unconditionally guaranteed by the Subsidiary Guarantors as set forth in the Subsidiary Guarantee of such Subsidiary Guarantors.

2.                                      SALE AND PURCHASE OF NOTES.

Subject to the terms and conditions of this Agreement, the Company will issue and sell to each Purchaser and each Purchaser will purchase from the Company, at the Closing

[Note Purchase Agreement]

provided for in Section 3, Notes in the respective series and in the principal amount specified opposite such Purchaser’s name in Schedule A at the purchase price of 100% of the principal amount thereof.  The Purchasers’ obligations hereunder are several and not joint obligations and no Purchaser shall have any liability to any Person for the performance or non-performance of any obligation by any other Purchaser hereunder.

3.                                      CLOSING.

The sale and purchase of the Notes to be purchased by each Purchaser shall occur at the offices of Milbank, Tweed, Hadley & McCloy LLP, 28 Liberty Street, New York, New York 10005, at 10:00 A.M., New York City time, at a closing (the “Closing”) on June 30, 2016.  At the Closing the Company will deliver to each Purchaser the Notes to be purchased by such Purchaser in the form of a single Note for each series to be so purchased (or such greater number of Notes in denominations of at least U.S.$100,000 as such Purchaser may request) dated the date of the Closing and registered in such Purchaser’s name (or in the name of its nominee), against delivery by such Purchaser to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company to account number 800028716919 at The Bank of Nova Scotia, New York Agency, New York, NY, ABA number 026002532, Account name: Agnico Eagle Mines Limited.  If at the Closing the Company shall fail to tender such Notes to any Purchaser as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to such Purchaser’s satisfaction, such Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Purchaser may have by reason of such failure or such nonfulfillment.

4.                                      CONDITIONS TO CLOSING.

Each Purchaser’s obligation to purchase and pay for the Notes to be sold to such Purchaser at the Closing is subject to the fulfillment to such Purchaser’s satisfaction, prior to or at the Closing, of the following conditions:

4.1.                            Representations and Warranties.

The representations and warranties of the Company in this Agreement shall be correct when made and at the time of the Closing.

4.2.                            Performance; No Default.

The Company shall have performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by it prior to or at the Closing and immediately after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Section 5.14) no Default or Event of Default shall have occurred and be continuing.  Neither the Company nor any Subsidiary Guarantor shall have entered into any transaction since December 31, 2015 that would have been prohibited by Sections 10.1, 10.2, 10.5 or 10.7 had such Sections applied since such date.

4.3.                            Compliance Certificates.

(a)                                 Officer’s Certificate.  The Company shall have delivered to such Purchaser an Officer’s Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1, 4.2 and 4.9 have been fulfilled and specifying the amount of Tangible Net Worth that would have been required to be maintained by the Company pursuant to Section 9.10 as of March 31, 2016 as if this Agreement were in effect as of such date.

(b)                                 Secretary’s or Director’s Certificate.  The Company and each Subsidiary Guarantor shall have delivered to such Purchaser a certificate of its Secretary or an Assistant Secretary or a Director or other appropriate person, dated the date of the Closing, certifying as to (i) the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery of the Notes and this Agreement (in the case of the Company) and each Subsidiary Guarantee (in the case of the Subsidiary providing such Subsidiary Guarantee) and (ii) the Company’s organizational documents as then in effect.

4.4.                            Opinions of Counsel.

Such Purchaser shall have received opinions in form and substance satisfactory to such Purchaser, dated the date of the Closing from (a) (i) Davies Ward Phillips & Vineberg LLP, U.S. counsel for the Company, (ii) Davies Ward Phillips & Vineberg LLP, Canadian counsel for the Company and the Subsidiary Guarantors organized or incorporated in the Province of Ontario, (iii) Sánchez-Mejorada, Velasco y Ribé, Mexican counsel for the Subsidiary Guarantors organized or incorporated in the Republic of Mexico, (iv) Advokatfirman Vinge KB, Swedish counsel for the Subsidiary Guarantor organized or incorporated in Sweden, (v) Hannes Snellman Attorneys Ltd, Finnish counsel for the Subsidiary Guarantor organized or incorporated in Finland, (vi) Heussen, Dutch counsel for the Subsidiary Guarantors organized or incorporated in the Netherlands, (vii) Chancery Chambers, Barbadian counsel for the Subsidiary Guarantor organized or incorporated in Barbados, and (viii) Erwin & Thompson LLP, Nevada counsel for the Subsidiary Guarantor organized or incorporated in the State of Nevada, each covering such matters incident to the transactions contemplated hereby as such Purchaser or its counsel may reasonably request (and each of the Company and each of the Subsidiary Guarantors hereby instructs its counsel to deliver such opinions to the Purchasers) and (b) from Milbank, Tweed, Hadley & McCloy LLP, the Purchasers’ special counsel in connection with such transactions, covering such other matters incident to such transactions as such Purchaser may reasonably request.

4.5.                            Purchase Permitted By Applicable Law, Etc.

On the date of the Closing, such Purchaser’s purchase of Notes shall (a) be permitted by the laws and regulations of each jurisdiction to which such Purchaser is subject, without recourse to provisions (such as section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (b) not violate any applicable law or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (c) not subject such Purchaser to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof.  If requested by such Purchaser, such Purchaser shall have received an Officer’s Certificate certifying as to such matters of fact as such Purchaser may reasonably specify to enable such Purchaser to determine whether such purchase is so permitted.

4.6.                            Sale of Other Notes.

Contemporaneously with the Closing the Company shall sell to each other Purchaser and each other Purchaser shall purchase the Notes to be purchased by it at the Closing as specified in Schedule A.

4.7.                            Payment of Special Counsel Fees.

Without limiting the provisions of Section 16.1, the Company shall have paid on or before the Closing the reasonable fees, charges and disbursements of the Purchasers’ special counsel referred to in Section 4.4 to the extent reflected in a properly documented statement of such counsel rendered to the Company at least one Business Day prior to the Closing.

4.8.                            Private Placement Number.

A Private Placement Number issued by Standard & Poor’s CUSIP Service Bureau (in cooperation with the SVO) shall have been obtained for each series of Notes.

4.9.                            Changes in Corporate Structure.

The Company shall not have changed its jurisdiction of incorporation or organization, as applicable, or been a party to any merger or consolidation or succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Schedule 5.5.

4.10.                     Acceptance of Appointment to Receive Service of Process.

Such Purchaser shall have received evidence of the acceptance by CT Corporation (the “Process Agent”) of the appointment and designation provided for by Section 23.8(e) hereof and Section 16(b)  of the Subsidiary Guarantees for the period from the date of the Closing to June 30, 2029 (and the payment in full of all fees in respect thereof).

4.11.                     Subsidiary Guarantees.

Such Purchaser shall have received a true and complete copy of the Subsidiary Guarantees, duly executed and delivered by each Subsidiary Guarantor identified in Schedule 5.4, such Subsidiary Guarantees shall be in full force and effect, and the representations and warranties of the Subsidiary Guarantors in such Subsidiary Guarantees shall be correct when made and at the time of Closing.

Such Purchaser shall also have received in respect of each Subsidiary Guarantor identified in Schedule 5.4:

(a)                                 a duly certified copy of the resolution of the board of directors or analogous authorization, if any, of such entity authorizing it to execute, deliver and perform its obligations under its Subsidiary Guarantee; and

(b)                                 an opinion addressed to the Purchasers and in form and substance satisfactory to the Purchasers from legal advisors to such Subsidiary Guarantor covering the status and capacity of such entity, the due authorization, execution and delivery and the validity and enforceability of its Subsidiary Guarantee and other matters reasonably satisfactory to the Purchasers (being those legal opinions referenced in Section 4.4 insofar as they relate to the Subsidiary Guarantors) and the Company hereby instructs its counsel to deliver such opinions to the Purchasers.

4.12.                     Funding Instructions.

At least three Business Days prior to the date of the Closing, each Purchaser shall have received written instructions signed by a Responsible Officer on letterhead of the Company confirming the information specified in Section 3 including (a) the name and address of the transferee bank, (b) such transferee bank’s ABA number and (c) the account name and number into which the purchase price for the Notes is to be deposited.

4.13.                     Credit Rating.The Company shall have a corporate rating of not less than BBB (low) from DBRS.

4.14.                     Proceedings and Documents.

All corporate and other proceedings in connection with the transactions contemplated by this Agreement, the Subsidiary Guarantees and all documents and instruments incident to such transactions shall be satisfactory to such Purchaser and its special counsel, and such Purchaser and its special counsel shall have received all such counterpart originals or certified or other copies of such documents as such Purchaser or such special counsel may reasonably request.

5.                                      REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to each Purchaser that:

5.1.                            Organization; Power and Authority.

The Company is a corporation duly organized, validly existing and, where legally applicable, in good standing under the laws of its jurisdiction of amalgamation, and is duly qualified as a foreign corporation and, where legally applicable, is in good standing in each jurisdiction in which it carries on business, where such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts, to execute and deliver this Agreement and the Notes and to perform the provisions hereof and thereof.

5.2.                            Authorization, Etc.

This Agreement and the Notes have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement constitutes, and upon execution and delivery thereof each Note will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally; (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) including the fact that equitable remedies, including specific performance and injunctive relief, are only available at a court’s discretion; and (iii) the fact that pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than Canadian Dollars.

5.3.                            Disclosure.

This Agreement and the documents, certificates or other writings delivered to the Purchasers by or on behalf of the Company in connection with the transactions contemplated hereby and identified in Schedule 5.3, and the financial statements listed in Schedule 5.5 (this Agreement and such documents, certificates or other writings and financial statements listed in Schedules 5.3 and 5.5, respectively, and delivered to each Purchaser prior to June 14, 2016 being referred to, collectively, as the “Disclosure Documents”), taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made.  Except as disclosed in the Disclosure Documents, since December 31, 2015 there has been no change in the financial condition, operations, business, properties or prospects of the Company or any Subsidiary except changes that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.  There is no fact known to the Company that would reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Disclosure Documents or that has not been otherwise disclosed in writing to each Purchaser.

5.4.                            Organization and Ownership of Shares of Subsidiaries; Affiliates.

(a)                                 Schedule 5.4 contains (except as noted therein) complete and correct lists (i) of the Company’s Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each other Subsidiary and whether such Subsidiary will on the date of the Closing be a Subsidiary Guarantor, (ii) of the Company’s Affiliates, other than Subsidiaries, and (iii) of the Company’s directors and senior officers.

(b)                                 All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in Schedule 5.4 as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Company or another Subsidiary free and clear of any Lien (other than any Lien created by statute or by operation of law and the Mexican Pledge), and except as otherwise disclosed in Schedule 5.4).

(c)                                  Each Subsidiary identified in Schedule 5.4 is a corporation or other legal entity duly organized, validly existing and, where legally applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity and, where legally applicable, is in good standing in each jurisdiction in which it carries on business, where such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts.

(d)                                 No Subsidiary is a party to, or otherwise subject to any legal, regulatory, contractual or other restriction (other than the Major Credit Facility, the agreements listed on Schedule 5.4 and customary limitations imposed by corporate law or similar statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Company or any of its Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Subsidiary.

5.5.                            Financial Statements; Material Liabilities.

The Company has delivered to each Purchaser copies of the audited consolidated financial statements of the Company listed on Schedule 5.5.  All of said financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Company as of the respective dates specified in such Schedule and the consolidated results of their operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments).   The Company and its Subsidiaries do not have any Material liabilities that are not disclosed on such financial statements or otherwise disclosed in the Disclosure Documents.

5.6.                            Compliance with Laws, Other Instruments, Etc.

The execution, delivery and performance by the Company of this Agreement and the Notes will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter, memorandum and articles of association or by-laws, or any other Material agreement or instrument to which the Company or any Subsidiary is bound or by which the Company or any Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Subsidiary or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary.

5.7.                            Governmental Authorizations, Etc.

Except as set forth in Schedule 5.7, no consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority (other than the public filing of this Agreement with securities regulators as a material agreement) is required in connection with the execution, delivery or performance by the Company of this Agreement or the Notes, including, without limitation, any thereof required in connection with the obtaining of U.S. Dollars to make payments under this Agreement or the Notes and the payment of such U.S. Dollars to Persons resident in the United States of America.  It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in the Province of Ontario of this Agreement or the Notes that any thereof or any other document be filed, recorded or enrolled with any Governmental Authority (other than to obtain a court order in the context of a de novo judicial proceeding, in which case this Agreement and/or the Notes would have to be submitted as evidence to a court) or that any such agreement or document be stamped with any stamp, registration or similar transaction tax.

5.8.                            Litigation; Observance of Agreements, Statutes and Orders.

(a)                                 There are no actions, suits, investigations or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary or any property of the Company or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(b)                                 Neither the Company nor any Subsidiary is (i) in default under any term of any agreement or instrument to which it is a party or by which it is bound, (ii) in violation of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or (iii) in violation of any applicable law, ordinance, rule or regulation (including, without limitation, Environmental Laws and the USA PATRIOT Act) of any Governmental Authority, which default or violation, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

5.9.                            Taxes.

The Company and its Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP.  The Company knows of no basis for any other tax or assessment that would reasonably be expected to have a Material Adverse Effect.  The charges, accruals and reserves on the books of the Company and its Subsidiaries in respect of Federal, state or other income taxes for any fiscal periods for which potential claims by any Taxing Jurisdiction are not barred by a statute of limitations or similar provision of law are adequate.

No liability for any Tax, directly or indirectly, imposed, assessed, levied or collected by or for the account of any Governmental Authority of Canada or any political subdivision thereof will be incurred by the Company or any holder of a Note solely as a result of the execution or delivery of this Agreement or the Notes (without any consideration of any fact or circumstance particular or relating to a specific holder) and no deduction or withholding in respect of Taxes imposed by or for the account of Canada or, to the knowledge of the Company without independent investigation or inquiry, any other Taxing Jurisdiction, is required to be made from any payment by the Company under this Agreement or the Notes except for any such liability, withholding or deduction imposed, assessed, levied or collected by or for the account of any such Governmental Authority of Canada arising out of circumstances described in clause (a), (b), (c) or (d) of Section 13.

5.10.                     Title to Property; Leases.

The Company and its Subsidiaries have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by the Company or any Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement.  All leases to which the Company or any Subsidiary is party and that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

5.11.                     Licenses, Permits, Etc.

(a)                                 The Company and its Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others.

(b)                                 To the best knowledge of the Company, no product of the Company or any of its Subsidiaries infringes in any material respect any license, permit, franchise, authorization, patent, copyright, proprietary software, service mark, trademark, trade name or other right owned by any other Person.

(c)                                  To the best knowledge of the Company, there is no Material violation by any Person of any right of the Company or any of its Subsidiaries with respect to any patent, copyright, proprietary software, service mark, trademark, trade name or other right owned or used by the Company or any of its Subsidiaries.

5.12.                     Compliance with ERISA; Non-U.S. Plans.

(a)                                 Except as disclosed in Schedule 5.12, neither the Company nor any ERISA Affiliate maintains, contributes to or is obligated to maintain or contribute to, or has, at any time within the past six years, maintained, contributed to or been obligated to maintain or contribute to, any employee benefit plan which is subject to Title I or Title IV of ERISA or section 4975 of the Code.  Except with respect to the Plan disclosed in Schedule 5.12, neither the

Company nor any ERISA Affiliate is, or has ever been at any time within the past six years, a “party in interest” (as defined in section 3(14) of ERISA) or a “disqualified person” (as defined in section 4975 of the Code) with respect to any such plan.  The Company and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and would not reasonably be expected to result in a Material Adverse Effect.  Neither the Company nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA, and no event, transaction or condition has occurred or exists that would reasonably be expected to result in the incurrence of any such liability by the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA, other than such liabilities as have not resulted in and would not reasonably be expected to result in a Material Adverse Effect.

(b)                                 All Non-U.S. Plans have been established, operated, administered and maintained in compliance with all laws, regulations and orders applicable thereto, except where failure to so comply would not be reasonably expected to have a Material Adverse Effect.  All premiums, contributions and any other amounts required by applicable Non-U.S. Plan documents or applicable laws to be paid or accrued by the Company and its Subsidiaries have been paid or accrued as required by applicable laws governing such Non-U.S. Plans, except where failure so to pay or accrue would not be reasonably expected to have a Material Adverse Effect.

(c)                                  No steps have been taken to terminate any Non-U.S. Plan (in whole or in part) which would result in the obligor under such Non-U.S. Plan being required to make any additional contributions to such Non-U.S. Plan.  Each such Non-U.S. Plan is funded in accordance with the terms of such Non-U.S. Plan and the requirements of law applicable to such Non-U.S. Plan.

5.13.                     Private Offering by the Company.

Neither the Company nor anyone acting on its behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any Person other than the Purchasers and not more than 40 other Institutional Investors, each of which has been offered the Notes at a private sale outside of Canada for investment.  Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction.

5.14.                     Use of Proceeds; Margin Regulations.

The Company will apply, within 30 days after the date of Closing, 100% of the proceeds of the sale of the Notes to repay indebtedness outstanding under the Major Credit Facility (without permanent reduction in the availability thereunder) and for general corporate purposes.  No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Company in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220).  Margin stock does not constitute more than 25% of the value of the consolidated assets of the Company and its Subsidiaries and the Company does not have any present intention that margin stock will constitute more than 25% of the value of such assets.  As used in this Section, the terms “margin stock” and “purpose of buying or carrying” shall have the meanings assigned to them in said Regulation U.

5.15.                     Existing Indebtedness; Future Liens.

(a)                                 Except as described therein, Schedule 5.15 sets forth a complete and correct list of all outstanding Indebtedness of the Company and its Subsidiaries as of March 31, 2016 (including a description of the obligors and obligees, principal amount outstanding and collateral therefor, if any, and Guaranty thereof, if any), since which date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of the Indebtedness of the Company or its Subsidiaries.  Neither the Company nor any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of the Company or such Subsidiary and no event or condition exists with respect to any Indebtedness of the Company or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b)                                 Except as disclosed in Schedule 5.15, neither the Company nor any Subsidiary has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 10.5.

(c)                                  Neither the Company nor any Subsidiary is a party to, or otherwise subject to any provision contained in, any instrument evidencing Indebtedness of the Company or such Subsidiary, any agreement relating thereto or any other agreement (including, but not limited to, its charter or other organizational document) which limits the amount of, or otherwise imposes restrictions on the incurring of, Indebtedness of the Company, except as specifically indicated in Schedule 5.15.

5.16.                     Foreign Assets Control Regulations, Etc.

(a) Neither the Company nor any Controlled Entity is (i) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control, U.S. Department of Treasury (“OFAC”) (an “OFAC Listed Person”) or (ii) a department, agency or instrumentality of, or is otherwise controlled by or acting on behalf of, directly or indirectly, (x) any OFAC Listed Person or (y) any Person, entity, organization, foreign country or regime that is subject to any OFAC Sanctions Program (each OFAC Listed Person and each other Person, entity, organization and government of a country described in clause (ii), a “Blocked Person”).

(b)                     No part of the proceeds from the sale of the Notes hereunder constitutes or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used, directly by the Company or indirectly, in connection with any investment in, or any transactions or dealings with, any Blocked Person.

(c)                     To the Company’s actual knowledge, neither the Company nor any Controlled Entity (i) is under investigation by any Governmental Authority for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under any applicable law (collectively, “Anti-Money Laundering Laws”), (ii) has been assessed civil penalties under any Anti-Money Laundering Laws or (iii) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws.  The Company has taken such measures as are required by applicable law to ensure that the Company and each Controlled Entity is in compliance with all applicable current Anti-Money Laundering Laws.

(d)                                 No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in each case in violation of applicable law.  The Company has taken reasonable measures appropriate to the circumstances (in any event as required by applicable law) to ensure that the Company and each Controlled Entity is and will continue to be in material compliance with all applicable current and future anti-corruption laws and regulations.

5.17.                     Status under Certain Statutes.

Neither the Company nor any Subsidiary is subject to regulation under the Investment Company Act of 1940, as amended, the ICC Termination Act of 1995, as amended, or the Federal Power Act, as amended.

5.18.                     Environmental Matters.

(a)                                 Neither the Company nor any Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against the Company or any of its Subsidiaries or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any violation of any Environmental Laws, except, in each case, such as would not reasonably be expected to result in a Material Adverse Effect.

(b)                                 Neither the Company nor any Subsidiary has knowledge of any facts which would give rise to any claim against the Company or any of its Subsidiaries, public or private, of violation of Environmental Laws emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as would not reasonably be expected to result in a Material Adverse Effect.

(c)                                  Neither the Company nor any Subsidiary has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them in a manner contrary to any Environmental Laws and has not disposed of any Hazardous Materials in a manner contrary to any Environmental Laws, in each case in any manner that would reasonably be expected to result in a Material Adverse Effect.

(d)                                 All buildings on all real properties now owned, leased or operated by the Company or any Subsidiary are in compliance with applicable Environmental Laws, except where failure to comply would not reasonably be expected to result in a Material Adverse Effect.

5.19.                     Ranking of Obligations.

The Company’s payment obligations under this Agreement and the Notes will, upon issuance of the Notes, rank at least pari passu, without preference or priority, with all other unsecured and unsubordinated Indebtedness of the Company, except for any such Indebtedness preferred by operation of law.

5.20.                     Subsidiary Guarantees.

The representations and warranties of each Subsidiary Guarantor contained in the Subsidiary Guarantee of such Subsidiary Guarantor are true and correct as of the date they are made and will be true and correct at the time of Closing.

5.21.                     Mines.

The Goldex Mine, the Lapa Mine, the LaRonde Mine and the Meadowbank Mine are each owned by the Company and each of the Kittila Mine, and the Pinos Altos Mine is owned by an indirect, wholly-owned Subsidiary of the Company.

5.22.                     Solvency Proceedings.

Neither the Company nor any Subsidiary has:

(a)                                 admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(b)                                 in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(c)                                  made an assignment for the benefit of its creditors;

(d)                                 consented to the appointment of a receiver of the whole or any substantial part of its assets;

(e)                                  filed a petition or answer seeking a reorganization, arrangement, adjustment or compensation in respect of itself under applicable bankruptcy laws or any other applicable law or statute of Canada, the United States or other applicable jurisdiction or any subdivision thereof; or

(f)                                   been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of the Company or any Subsidiary with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

5.23.                     Subsidiary Guarantors.

The Company and the Subsidiary Guarantors accounted for 100% of the consolidated total assets of the Company and its Subsidiaries as of March 31, 2016 and 100% of the consolidated total revenues of the Company and its Subsidiaries for the twelve-month period ending on March 31, 2016.

6.                                      REPRESENTATIONS OF THE PURCHASERS.

(a)                                 Each Purchaser severally represents that it is purchasing the Notes for its own account or for one or more separate accounts maintained by such Purchaser or for the account of one or more pension or trust funds and not with a view to the distribution thereof, provided that the disposition of such Purchaser’s or their property shall at all times be within such Purchaser’s or their control.  Each Purchaser understands that the Notes have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Company is not required to register the Notes.

(b)                                 Each Purchaser severally acknowledges that the Notes are not qualified for distribution to the public in Canada and further severally represents and agrees that it shall not resell its Notes in Canada or to any Canadian resident unless permitted under the applicable securities laws of the provinces and territories of Canada, and any resale of the Notes by such Purchaser in Canada or to a Canadian resident will comply with the applicable securities laws of the provinces and territories of Canada.

(c)                                  Each Purchaser in Canada severally represents that (i) such Purchaser is purchasing as principal and was not created and is not being used solely to purchase or hold securities in reliance on the prospectus exemption set out in section 2.10 of National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”) and (ii) such Purchaser is a “Canadian financial institution” as defined in NI 45-106.

(d)                                 Each Purchaser in Canada hereby severally acknowledges that the Notes will not be or become freely tradeable in Canada and may only be resold pursuant to a prospectus or an exemption from the prospectus requirements under applicable Canadian securities laws.

7.                                      INFORMATION AS TO THE COMPANY.

7.1.                            Financial and Business Information.

The Company shall deliver to each holder of Notes that is an Institutional Investor (and for purposes of this Agreement the information required by this Section 7.1 shall be deemed delivered on the date of delivery of such information or in the case of any such information being filed on SEDAR or EDGAR or published on the Company’s website, the date on which notice of such filing or publishing is provided to such holders of Notes, provided that a holder may request delivery of hard copies of such information at any time):

(a)                                 Interim Statements — promptly after the same are available and in any event within 60 days after the end of each quarterly fiscal period in each fiscal year of the Company (other than the last quarterly fiscal period of each such fiscal year), unaudited consolidated financial statements of the Company and its Subsidiaries as at the end of such quarter, in each case including, without limitation, a balance sheet, statements of income, shareholders’ equity and cash flows and management’s discussion and analysis, for such period and (in the case of the second and third quarters) for the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding period in the previous fiscal year, all in reasonable detail,  prepared in accordance with GAAP applicable to interim financial statements generally, and certified by a Senior Financial Officer as fairly presenting, in all material respects, the consolidated financial position of the Company, subject to changes resulting from year-end adjustments;

(b)                                 Annual Statements — promptly after the same are available and in any event within 120 days after the end of each fiscal year of the Company, consolidated annual financial statements of the Company and its Subsidiaries, including, without limitation, a balance sheet, statements of income, shareholders’ equity and cash flows and management’s discussion and analysis, together with the notes thereto, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by an opinion thereon of independent public accountants of recognized international standing, which opinion shall state that such financial statements present fairly, in all material respects, the financial position of the companies being reported upon and their results of operations and cash flows and have been prepared in accordance with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances;

(c)                                  Reports to Lenders and Regulatory Authorities — promptly upon their becoming available, one copy of (i) each financial statement, report, circular, notice, proxy statement or similar document sent by the Company or any Subsidiary Guarantor to its principal lending banks as a whole (excluding information sent to such banks in the ordinary course of administration of a bank facility, such as information relating to pricing and borrowing availability) or to its public securities holders generally, (ii) each regular or periodic report, each registration statement (without exhibits except as expressly requested by such holder), and each prospectus and all amendments thereto filed by the Company or any Subsidiary Guarantor with the Securities and Exchange Commission or any similar Governmental Authority or securities exchange and of all press releases and other written statements made available generally by the Company or any Subsidiary Guarantor to the public concerning developments that are Material and (iii) any release, report, statement or document filed by the Company or any Subsidiary Guarantor with any regulatory authority, except in circumstances where such filing is made on a confidential basis, in which case the Company shall deliver a copy thereof when such filing is no longer confidential;

(d)                                 Notice of Default or Event of Default — promptly and in any event within 10 Business Days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(f), a written notice specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto;

(e)                                  Notices from Governmental Authority — promptly, and in any event within 30 days of receipt thereof, copies of any notice to the Company or any Subsidiary Guarantor from any Governmental Authority relating to any order, ruling, statute or other law or regulation that would reasonably be expected to have a Material Adverse Effect;

(f)                                   Mining Reports — promptly, after the same are available and in any event within 120 days after the end of each fiscal year of the Company, copies of technical reports of the Company as required by Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

(g)                                  Environmental Matters — promptly after a Responsible Officer becoming aware thereof, a written notice of any violation, alleged violation, notice of infraction, order, claim, suit or proceeding relating to Environmental Laws or the presence of Hazardous Materials on or originating from the property or operations of any of the Company or any Subsidiary Guarantor which would reasonably be expected to have a Material Adverse Effect;

(h)                                 Proceedings, etc. — promptly after a Responsible Officer becoming aware thereof, the occurrence of any action, suit, dispute, arbitration, proceeding, labor or industrial dispute or other circumstance affecting the Company and the Subsidiary Guarantors, the result of which if determined adversely would reasonably be expected to have a Material Adverse Effect; and

(i)                                     Requested Information — with reasonable promptness following any request therefor, such other data and information the subject matter of which is not already in some manner addressed in this Section 7.1 (provided that the Company will provide answers to questions from any holder of a Note pertaining to such information addressed in this Section 7.1) relating to the business, operations, affairs, financial condition, assets or properties of the Company or any Subsidiary Guarantor or relating to the ability of the Company to perform its obligations hereunder and under the Notes as from time to time may be reasonably requested by any such holder of Notes, including information readily available to the Company explaining the Company’s financial statements if such information has been requested by the SVO in order to assign or maintain a designation of the Notes.

7.2.                            Officer’s Certificate.

Each set of financial statements delivered to a holder of Notes pursuant to Section 7.1(a) or Section 7.1(b) shall be accompanied by a certificate of a Senior Financial Officer in substantially the form attached as Exhibit 7.2 hereto, (and in the case of financial statements posted on SEDAR, EDGAR or the Company’s website, such certificate shall be sent to each holder of Notes concurrently with notice of such posting):

(a)                                 Covenant Compliance — setting forth the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Sections 9.8(a)(i), 9.9, 9.10, 10.5(p), 10.6(g) and 10.7(f) during the interim or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and

(b)                                 Event of Default — certifying that such Senior Financial Officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company and its Subsidiaries from the beginning of the interim or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of the Company or any Subsidiary Guarantor to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Company shall have taken or proposes to take with respect thereto.

7.3.                            Visitation.

The Company shall permit the representatives of each holder of Notes that is an Institutional Investor:

(a)                                 No Default — if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the affairs, finances and accounts of the Company and the Subsidiary Guarantors with the Company’s officers, and (with the consent of the Company, which consent will not be unreasonably withheld) its independent public accountants, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the

Company and each Subsidiary Guarantor, all at such reasonable times and as may be reasonably requested in writing, in all cases, without any invasion or intrusive testing, provided that no holder of Notes is entitled to visit more than once per year; and

(b)                                 Default — if a Default or Event of Default then exists, at the expense of the Company to visit and inspect any of the offices or properties of the Company or any Subsidiary Guarantor, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision the Company authorizes said accountants to discuss the affairs, finances and accounts of the Company and the Subsidiary Guarantors), all at such times and as often as may be requested.

7.4.                            Limitation on Disclosure Obligation.

The Company shall not be required to disclose the following information pursuant to Section 7.1(c), 7.1(e), 7.1(g), 7.1(h), 7.1(i) or 7.3:

(a)                                 information that the Company determines after consultation with counsel qualified to advise on such matters that, notwithstanding the confidentiality requirements of Section 21, it would be prohibited from disclosing by applicable law or regulations without making public disclosure thereof; or

(b)                                 information that, notwithstanding the confidentiality requirements of Section 21, the Company is prohibited from disclosing by the terms of an obligation of confidentiality contained in any agreement with any non-Affiliate binding upon the Company and not entered into in contemplation of this clause (b), provided that the Company shall use commercially reasonable efforts to obtain consent from the party in whose favor the obligation of confidentiality was made to permit the disclosure of the relevant information, and provided further that the Company has received a written opinion of counsel confirming that disclosure of such information without consent from such other contractual party would constitute a breach of such agreement; or

(c)                                  information that, notwithstanding the confidentiality requirements of Section 21, the Company is prohibited from disclosing by the terms of an obligation of confidentiality imposed on it by any Governmental Authority.

Promptly after a request therefor from any holder of Notes that is an Institutional Investor, the Company will provide such holder with a written opinion of counsel (which may be addressed to the Company and need not be addressed to any other Person) relied upon as to any requested information that the Company is prohibited from disclosing to such holder under circumstances described in Section 7.4(b).

8.                                      PAYMENT AND PREPAYMENT OF THE NOTES.

8.1.                            Maturity.

As provided therein, the entire unpaid principal balance of the Series A Notes, Series B Notes and Series C shall be due and payable on June 30, 2023, June 30, 2026 and June 30, 2028, respectively.

8.2.                            Optional Prepayment with Make-Whole Amount.

The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Notes, in an amount not less than 5% of the aggregate principal amount of the Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid, and the Make-Whole Amount determined for the prepayment date with respect to such principal amount.  The Company will give each holder of Notes written notice of each optional prepayment under this Section 8.2 not less than 30 days and not more than 60 days prior to the date fixed for such prepayment.  Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with Section 8.6), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation.  Two Business Days prior to such prepayment, the Company shall deliver to each holder of Notes a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

8.3.                            Prepayment for Tax Reasons.

If at any time as a result of a Change in Tax Law (as defined below) the Company is or becomes obligated to make any Additional Payments (as defined below) in respect of any payment of interest on account of any of the Notes in an aggregate amount for all affected Notes equal to 5% or more of the aggregate amount of such interest payment on account of all of the Notes, the Company may give the holders of all affected Notes irrevocable written notice (each, a “Tax Prepayment Notice”) of the prepayment of such affected Notes on a specified prepayment date (which shall be a Business Day not less than 30 days nor more than 60 days after the date of such notice) and the circumstances giving rise to the obligation of the Company to make any Additional Payments and the amount thereof and stating that all of the affected Notes shall be prepaid on the date of such prepayment at 100% of the outstanding principal amount so prepaid together with interest accrued thereon to, but excluding, the date of such prepayment plus an amount equal to the Modified Make-Whole Amount for each such Note, except in the case of an affected Note if the holder of such Note shall, by written notice given to the Company no more than 20 days after receipt of the Tax Prepayment Notice, reject such prepayment of such Note (each, a “Rejection Notice”).  Such Tax Prepayment Notice shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Modified Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation.  The form of

Rejection Notice shall also accompany the Tax Prepayment Notice and shall state with respect to each Note covered thereby that execution and delivery thereof by the holder of such Note shall operate as a permanent waiver of such holder’s right to receive the Additional Payments arising as a result of the circumstances described in the Tax Prepayment Notice in respect of all future payments of interest on such Note (but not of such holder’s right to receive any Additional Payments that arise out of circumstances not described in the Tax Prepayment Notice or which exceed the amount of the Additional Payment described in the Tax Prepayment Notice), which waiver shall be binding upon all subsequent transferees of such Note.  The Tax Prepayment Notice having been given as aforesaid to each holder of the affected Notes, the outstanding principal amount of such Notes together with interest accrued thereon to, but excluding, the date of such prepayment plus the Modified Make-Whole Amount shall become due and payable on such prepayment date, except in the case of Notes the holders of which shall timely give a Rejection Notice as aforesaid.  Two Business Days prior to such prepayment, the Company shall deliver to each holder of a Note being so prepaid a certificate of a Senior Financial Officer specifying the calculation of such Modified Make-Whole Amount as of such prepayment date.

No prepayment of the Notes pursuant to this Section 8.3 shall affect the obligation of the Company to pay Additional Payments in respect of any payment made on or prior to the date of such prepayment.  For purposes of this Section 8.3, any holder of more than one affected Note may act separately with respect to each affected Note so held (with the effect that a holder of more than one affected Note may accept such offer with respect to one or more affected Notes so held and reject such offer with respect to one or more other affected Notes so held).

The Company may not offer to prepay or prepay Notes pursuant to this Section 8.3 (a) for so long as a Default or Event of Default then exists, (b) until the Company shall have taken commercially reasonable steps to mitigate the requirement to make the related Additional Payments or (c) if the obligation to make such Additional Payments directly results or resulted from actions taken by the Company or any Subsidiary (other than actions required to be taken under applicable law), and any Tax Prepayment Notice given pursuant to this Section 8.3 shall certify to the foregoing and describe such mitigation steps, if any.

For purposes of this Section 8.3:  “Additional Payments” means additional amounts required to be paid to a holder of any Note pursuant to Section 13 by reason of a Change in Tax Law; and a “Change in Tax Law” means (individually or collectively with one or more prior changes) (i) an amendment to, or change in, any law, treaty, rule or regulation of Canada after the date of the Closing, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation after the date of the Closing, which amendment or change is in force and continuing and meets the opinion and certification requirements described below or (ii) in the case of any other jurisdiction that becomes a Taxing Jurisdiction after the date of the Closing, an amendment to, or change in, any law, treaty, rule or regulation of such jurisdiction, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation, in any case after such jurisdiction shall have become a Taxing Jurisdiction, which amendment or change is in force and continuing and meets such opinion and certification requirements.  No such amendment or change shall constitute a Change in Tax Law unless the same would in the opinion of the Company (which shall be evidenced by an Officer’s Certificate of the Company and supported by a written opinion of counsel having recognized expertise in the field of taxation in the Taxing Jurisdiction, both of which shall be delivered to all holders of the Notes prior to or concurrently with the Tax Prepayment Notice in respect of such Change in Tax Law) affect the deduction or require the withholding of any Tax imposed by such Taxing Jurisdiction on any payment payable on the Notes.

8.4.                            Prepayment in Connection with a Change of Control.Promptly and in any event within five Business Days after the occurrence of a Change of Control, the Company shall give written notice thereof (each a “Control Prepayment Notice”) to each holder of a Note, which Control Prepayment Notice shall describe the Change of Control in reasonable detail (including the Persons party thereto) and (i) refer specifically to this Section 8.4, (ii) specify a Business Day not less than 30 days and not more than 60 days after the date of the Control Prepayment Notice (the “Control Prepayment Date”) and specify the Control Response Date (as defined below) and (iii) offer to prepay on the Control Prepayment Date all (but not less than all) of each Note of each such holder, at 100% of the outstanding principal amount thereof, without any Make-Whole Amount, Modified Make-Whole Amount or other premium, together with interest accrued thereon to, but excluding, the Control Prepayment Date.  Each holder of a Note shall notify the Company of such holder’s acceptance or rejection of such offer (which may be on a Note-by-Note basis) by giving written notice of such acceptance or rejection to the Company within 20 days following the date of the Control Prepayment Notice (such date 20 days following the date of the Control Prepayment Notice being the “Control Response Date”), and the Company shall prepay in full on the Control Prepayment Date all Notes as to which each holder has accepted such offer in accordance with this Section 8.4 at a price in respect of each such Note held by such holder equal to 100% of the outstanding principal amount thereof, without any Make-Whole Amount, Modified Make-Whole Amount or other premium, together with interest accrued thereon to, but excluding, the Control Prepayment Date.  The failure by the holder of any Note to respond to an offer made in accordance with this Section 8.4 by the Control Response Date shall be deemed to be a rejection of such offer.

8.5.                            Prepayment in Connection with Asset Dispositions.

If the Company is required to offer to prepay Notes in accordance with Section 10.7(e), the Company will give written notice thereof (each a “Disposition Prepayment Notice”) to the holders of the Notes then outstanding, which notice shall (i) refer specifically to this Section 8.5 and describe in reasonable detail the Disposition giving rise to such offer to prepay Notes, (ii) specify the ratable portion of each Note being offered to be prepaid (determined based on the unpaid principal amount of each Note in proportion to the aggregate unpaid principal of all Notes of all series at the time outstanding), (iii) specify a Business Day for such prepayment not less than 30 days and not more than 60 days after the date of the Disposition Prepayment Notice (the “Disposition Prepayment Date”) and specify the Disposition Response Date (as defined below) and (iv) offer to prepay on the Disposition Prepayment Date such ratable portion of each Note, without any Make-Whole Amount, Modified Make-Whole Amount or other premium, together with interest accrued thereon to, but excluding, the Disposition Prepayment Date.  Each holder of a Note shall notify the Company of such holder’s acceptance or rejection of such offer (which may be on a Note-by-Note basis) by giving written notice of such acceptance or rejection to the Company within 20 days following the date of the Disposition Prepayment Notice (such date 20 days following the date of the Disposition Prepayment Notice being the “Disposition Response Date”), and the Company shall prepay on the Disposition Prepayment Date such ratable portion of each Note as to which each holder has accepted such offer in accordance with this Section 8.5 at a price in respect of each Note held by such holder equal to the principal amount of such ratable portion of such Note, without any Make-Whole Amount, Modified Make-Whole Amount or other premium, together with interest accrued thereon to, but excluding, the Disposition Prepayment Date.  The failure by a holder of any Note to respond to such offer in writing on or before the Disposition Response Date shall be deemed to be a rejection of such offer.

8.6.                            Allocation of Partial Prepayments.

In the case of each partial prepayment of the Notes pursuant to Section 8.2 or Section 8.5 or any partial purchase of the Notes pursuant to Section 8.8, the Company shall prepay or purchase the same percentage of the unpaid principal amount of the Notes of each series, and the principal amount of the Notes of each series so to be prepaid or purchased shall be allocated among all of the Notes of such series at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment or purchase.

8.7.                            Maturity; Surrender, Etc.

In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment (which shall be a Business Day), together with interest on such principal amount accrued to, but excluding, such date and the applicable Make-Whole Amount or Modified Make-Whole Amount, if any.  From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount or Modified Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue.  Any Note paid or prepaid in full shall be surrendered to the Company promptly following such payment or prepayment in full.  Any such Note shall be cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

8.8.                            Purchase of Notes.

The Company will not and will not permit any Affiliate that it controls to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except (a) upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes or (b) pursuant to an offer to purchase made by the Company or such Affiliate pro rata to the holders of all Notes at the time outstanding upon the same terms and conditions.  Any such offer shall provide each holder with sufficient information to enable it to make an informed decision with respect to such offer, and shall remain open for at least 10 Business Days.  If the holders of more than 50% of the principal amount of the Notes then outstanding accept such offer, the Company shall promptly notify the remaining holders of such fact and the expiration date for the acceptance by holders of Notes of such offer shall be extended by the number of days necessary to give each such remaining holder at least five

Business Days from its receipt of such notice to accept such offer.  The Company will promptly cancel all Notes acquired by it or such Affiliate pursuant to any payment or prepayment or purchase of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

8.9.                            Make-Whole Amount and Modified Make-Whole Amount.

The terms “Make-Whole Amount” and “Modified Make-Whole Amount” mean, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, provided that neither the Make-Whole Amount nor the Modified Make-Whole Amount may in any event be less than zero.  For the purposes of determining the Make-Whole Amount and the Modified Make-Whole Amount, the following terms have the following meanings:

“Applicable Percentage” in the case of a computation of the Modified Make-Whole Amount for purposes of Section 8.3 means 1.00% (100 basis points), and in the case of a computation of the Make-Whole Amount for any other purpose means, where applicable, 0.50% (50 basis points).

“Called Principal” means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to Section 8.2 or 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

“Discounted Value” means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Reinvestment Yield” means, with respect to the Called Principal of any Note, the sum of the (x) Applicable Percentage plus (y) the yield to maturity implied by (i) the yields reported as of 10:00 A.M. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PX1” (or such other display as may replace Page PX1) on Bloomberg Financial Markets for the most recently issued actively traded on the run U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable (including by way of interpolation), the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (or any comparable successor publication) for actively traded on the run U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date.  In the case of each determination under clause (i) or clause (ii), as the case may be, of the preceding sentence, such implied yield will be determined, if necessary, by (a) converting actively traded on the run U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between (1) the applicable actively traded on the run U.S. Treasury security with the maturity closest to and greater than such Remaining Average Life and (2) the applicable actively traded on the run U.S. Treasury security with the maturity closest to and less than such Remaining Average Life.  The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

“Remaining Average Life”  means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2, 8.3 or 12.1.

“Settlement Date” means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

9.                                      AFFIRMATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

9.1.                            Compliance with Law.

Without limiting Section 10.4, the Company will, and will cause each Subsidiary Guarantor to, comply with all applicable laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, ERISA, the USA PATRIOT Act and Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.2.                            Insurance.

The Company will, and will cause each Subsidiary Guarantor to, maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

9.3.                            Maintenance of Properties and Contracts.

The Company will, and will cause each Subsidiary Guarantor to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section shall not prevent the Company or any Subsidiary Guarantor from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company will, and will cause each of the Subsidiary Guarantors to, maintain in good standing and shall obtain, as and when required, all Material contracts which it requires to permit it to acquire, own, operate and maintain its business and property, except to the extent that a failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.4.                            Payment of Taxes and Claims.

The Company will, and will cause each Subsidiary Guarantor to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges or levies imposed on them or any of their properties, assets, income or franchises, to the extent the same have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Company or any Subsidiary Guarantor, provided that neither the Company nor any Subsidiary Guarantor need pay any such tax, assessment, charge, levy or claim if (i) the amount, applicability or validity thereof is contested by the Company or such Subsidiary Guarantor on a timely basis in good faith and in appropriate proceedings, and the Company or a Subsidiary Guarantor has established adequate reserves therefor in accordance with GAAP on the books of the Company or such Subsidiary Guarantor or (ii) the nonpayment of all such taxes, assessments, charges, levies and claims in the aggregate would not reasonably be expected to have a Material Adverse Effect.

9.5.                            Corporate Existence, Etc.

Subject to Section 10.2, the Company will at all times preserve and keep in full force and effect its corporate existence.  Subject to Sections 10.2 and 10.7, the Company will at all times preserve and keep in full force and effect the corporate existence of each Subsidiary Guarantor (unless merged, amalgamated or consolidated, including by way of liquidation, wind-up or statutory arrangement, into the Company or another Subsidiary Guarantor or a Wholly-Owned Subsidiary which becomes a Subsidiary Guarantor upon such merger, amalgamation or consolidation) and all rights and franchises of the Company and each Subsidiary Guarantor unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.6.                            Books and Records.

The Company will, and will cause each Subsidiary Guarantor to, maintain proper books of record and account and cause to be recorded faithfully and accurately all transactions with respect to its business in conformity with GAAP.

9.7.                            Priority of Obligations.

The Company will ensure that its payment obligations under this Agreement and the Notes will at all times rank at least pari passu, without preference or priority, with all other unsecured and unsubordinated Indebtedness of the Company, except for any such Indebtedness preferred by operation of law.

9.8.                            Subsidiary Guarantees; Release.

(a)                                 The Company will ensure that at all times:

(i)                                     the Company and the Subsidiary Guarantors account for at least (x) 85% of the consolidated total assets of the Company and its Subsidiaries as of the last day of the most recently ended quarterly or annual fiscal period of the Company (such last day, the “Test Date”) and (y) 85% of the consolidated total revenues of the Company and its Subsidiaries for the twelve-month period ending on such Test Date; provided that (A) to the extent the application of clause (d) below renders the Company unable to comply with this clause (a)(i), the Company shall be deemed to satisfy this clause (a)(i) by ensuring that each of its Subsidiaries not subject to the prohibitions in clause (d) below provides a Subsidiary Guarantee, and (B) if on any Test Date the Company determines that the Company and the Subsidiary Guarantors do not meet the above-referenced consolidated total assets and consolidated total revenues thresholds and subclause (A) above does not apply, the Company shall promptly notify each holder of Notes that further guarantees from the Subsidiaries are required to meet the above-referenced consolidated total assets and consolidated total revenues thresholds and within 30 days of the delivery of such notice, cause such of its Subsidiaries to provide a Subsidiary Guarantee as is necessary for the Company to meet the above-referenced consolidated total assets and consolidated total revenues thresholds; and

(ii)                                  without limiting the requirements of the foregoing clause (i), each Subsidiary that has outstanding a Guaranty with respect to any Indebtedness of the Company or any Subsidiary outstanding under any Major Credit Facility or any Note Purchase Facility (or that is otherwise a co-obligor or jointly liable with respect to any such Indebtedness) is a Subsidiary Guarantor.

(b)                                 The Company will cause each Subsidiary that is or becomes a Subsidiary Guarantor to execute and deliver a Subsidiary Guarantee and provide the following to each holder of a Note:

(i)                                     a certificate signed by a director or an appropriate officer of such Subsidiary certifying as to the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery of such Subsidiary Guarantee; and

(ii)                                  an opinion in form and substance reasonably satisfactory to the Required Holders from legal advisors to such Subsidiary, provided that an opinion substantially in the form of the opinion delivered pursuant to Section 4.11(b) (as such opinion relates to the Subsidiary Guarantees delivered at Closing) shall be deemed reasonably satisfactory to the Required Holders.

(c)                                  Notwithstanding anything in this Agreement or in any Subsidiary Guarantee to the contrary, upon notice by the Company to each holder of a Note (which notice shall contain a certification by the Company as to the matters specified in clauses (x) and (y) below) each of its Subsidiary Guarantors specified in such notice shall cease to be a Subsidiary Guarantor and shall be automatically released from its obligations under its Subsidiary Guarantee (without the need for the execution or delivery of any other document by any holder of a Note or any other Person) if, as at the date of such notice, after giving effect to such release (x) the Company will be in compliance with the requirements of Subsection (a)(i) and (ii) above and (y) no Default or Event of Default shall have occurred and be continuing (as of the actual date of such release and, in the case of Section 9.9 and 9.10, assuming such release had occurred on the last day of the quarterly or annual financial period of the Company immediately preceding the actual date of such release).  At the time that any Subsidiary Guarantor shall be released from its obligations under its Subsidiary Guarantee, such Subsidiary shall be deemed to have incurred all of its outstanding Indebtedness immediately after giving effect to such release.

(d)                                 Notwithstanding anything in this Section 9.8 to the contrary, no Subsidiary shall be required to execute and deliver an unlimited Subsidiary Guarantee if (i) it is prohibited from doing so under its Constating Documents and its Constating Documents cannot be amended to permit the granting of an unlimited Subsidiary Guarantee, provided that, if it is prohibited under its Constating Documents from granting an unlimited Subsidiary Guarantee, but not a limited Subsidiary Guarantee of the obligations under this Agreement and the Notes, it shall grant a limited Subsidiary Guarantee of such obligations to the maximum extent permitted by its Constating Documents or (ii) it is prohibited from doing so under applicable law, provided that, if it is prohibited from granting an unlimited Subsidiary Guarantee, but not a limited Subsidiary Guarantee of the obligations under this Agreement and the Notes, it shall grant a limited Subsidiary Guarantee of such obligations to the maximum extent permitted by applicable law.

9.9.                            Total Net Debt to EBITDA Ratio.

The Company shall, at all times, maintain a Total Net Debt to EBITDA Ratio of not more than 3.50:1.00, on a rolling four-quarter basis.

9.10.                     Tangible Net Worth.

The Company shall, at all times, maintain a Tangible Net Worth in an amount of not less than U.S.$1,650,000,000, plus 50% of the Company’s consolidated net income for each of its fiscal quarters, on a cumulative basis, commencing with its fiscal quarter ending March 31, 2010 (excluding any fiscal quarters in which the Company incurs a net loss) (all as determined on a consolidated basis in accordance with GAAP consistently applied), plus 50% of the net proceeds of any public offerings of Equity Interests (other than convertible Indebtedness) of the Company received during such fiscal quarters, on a cumulative basis.

9.11.                     Most Favored Lender.

(a)                                 If at any time the Major Credit Facility shall contain any grace period applicable to any event of default that is shorter or more restrictive on the Company than any grace period applicable to a comparable event of default contained in this Agreement (any such provision, a “Shorter Grace Period”), then the Company shall promptly, and in any event within 10 Business Days thereof, provide a notice with respect to each such Shorter Grace Period to each holder of a Note.  Thereupon, unless waived in writing by the Required Holders within 10 Business Days of the holders’ receipt of such notice, such Shorter Grace Period shall be deemed incorporated by reference into this Agreement, mutatis mutandis, as if set forth fully herein, effective as of the date when such Shorter Grace Period became effective under the Major Credit Facility.

(b)                                 Upon the request of the Required Holders following the incorporation of a Shorter Grace Period as aforesaid, the Company shall at its expense enter into any additional agreement or amendment to this Agreement reasonably requested evidencing any of the foregoing.

(c)                                  Any Shorter Grace Period incorporated into this Agreement pursuant to this Section 9.11 shall remain unchanged herein notwithstanding any subsequent waiver, amendment or other modification in respect of such provision under the Major Credit Facility and shall survive the termination of the Major Credit Facility.

(d)                                 In no event shall the operation of this Section 9.11 result in the conditions of Section 11 being less beneficial to the holders of the Notes than as in effect on the date of this Agreement or as in effect due to the incorporation of a Shorter Grace Period pursuant to Section 9.11(a).

(e)                                  To the extent there is an inconsistency between or among different agreements constituting the Major Credit Facility in respect of the grace periods applicable to any event of default, the terms that are most restrictive on the Company shall apply to this Agreement.

10.                               NEGATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

10.1.                     Transactions with Affiliates.

The Company will not, and will not permit any Subsidiary Guarantor to, enter into directly or indirectly any transaction or group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate or Associate (other than the Company or another Subsidiary Guarantor) or Person of which it is an Associate (other than the Company or another Subsidiary Guarantor), except on a commercially reasonable basis and upon terms no less favorable to the Company or such Subsidiary Guarantor than would be obtainable in a comparable arm’s-length transaction with a Person not an Affiliate or Associate.

10.2.                     Merger, Consolidation, Etc.

The Company will not, and will not permit any Subsidiary Guarantor to, enter into any merger, consolidation, amalgamation, statutory arrangement (involving a business combination) or other reorganization, or liquidate, wind-up or dissolve itself (or suffer any liquidation, wind-up or dissolution), or any Capital Reorganization, or convey, transfer or lease all or substantially all of its assets in a single transaction or series of transactions, other than:

(a)                                 any Capital Reorganization of a Subsidiary Guarantor;

(b)                                 any Capital Reorganization of the Company in which the holders of the Equity Interests of the Company immediately prior to the Capital Reorganization continue to have, directly or indirectly, more than 50% of the Equity Interests of the Company or the applicable surviving entity immediately after such Capital Reorganization and no Default or Event of Default would result from such Capital Reorganization;

(c)                                  any transaction under which a Subsidiary that is not a Subsidiary Guarantor (i) enters into any merger, amalgamation, consolidation, statutory arrangement (involving a business combination) or other reorganization with or into the Company or a Subsidiary Guarantor (with the Company or the Subsidiary Guarantor, as applicable, being the surviving entity), or (ii) liquidates, winds up or dissolves itself (or suffers any liquidation, wind-up or dissolution) into the Company or a Subsidiary Guarantor, or (iii) conveys, transfers or leases all or substantially all of its assets to the Company or a Subsidiary Guarantor (with the Company or the Subsidiary Guarantor, as applicable, being the surviving entity), in each case so long as no Default or Event of Default is then existing and no Default or Event of Default would result from the consummation of such transaction;

(d)                                 a transaction under which the Company or a Subsidiary Guarantor (the “Predecessor Entity”) (i) enters into any merger, amalgamation, consolidation, statutory arrangement (involving a business combination) or other reorganization with or into any other Person (which may be the Company or a Subsidiary Guarantor), or (ii) liquidates, winds up or dissolves itself (or suffers any liquidation, wind-up or dissolution), provided that no assets are in any way conveyed other than (x) as necessary in respect of filing fees, taxes or other like expenses related to such transaction, (y) to the Company, a Subsidiary Guarantor or an entity that is to become a Successor Entity (as defined below) or (z) pursuant to a Disposition permitted by Section 10.7 (other than Subsection (b) thereof) or (iii) conveys, transfers or leases all or substantially all of its assets to any other Person (which may be the Company or a Subsidiary Guarantor) (any such transaction described in the foregoing clauses (i) through (iii), a “Business Combination”), provided, in each case, that:

(i)                                     the successor entity formed as a result of such Business Combination (a “Successor Entity”) shall have the corporate (or analogous) power and authority to perform the obligations of the Predecessor Entity under this Agreement and the Notes (in the case of a Business Combination involving the Company) or under the applicable Subsidiary Guarantee (in the case of a Business Combination involving a Subsidiary Guarantor) and, if the Successor Entity is not the Company or a Subsidiary Guarantor, (x) such Successor Entity shall expressly confirm and assume all of the obligations of the Predecessor Entity under this Agreement and the Notes (in the case of a Business Combination involving the Company) or under the applicable Subsidiary Guarantee (in the case of a Business Combination involving a Subsidiary Guarantor) pursuant to an Assumption Agreement substantially in the form of Exhibit 10.2 (an “Assumption Agreement”) and (y) such Successor Entity or the Company shall have caused to be delivered to each holder of a Note an opinion of internationally recognized external counsel (or, to the extent internationally recognized external counsel is not available in the applicable jurisdiction, nationally recognized external counsel) in the appropriate jurisdiction(s) to the effect that any such Assumption Agreement is enforceable in accordance with its terms;

(ii)                                  the Business Combination does not materially impair the ability of the Company to perform its obligations under this Agreement and the Notes or a Subsidiary Guarantor to perform its obligations under the applicable Subsidiary Guarantee;

(iii)                               no Default or Event of Default is then existing and no Default or Event of Default would result from the consummation of the Business Combination (as of the actual date of the Business Combination and, in the case of Section 9.9 and 9.10, assuming such Business Combination had occurred on the last day of the quarterly or annual financial period of the Company immediately preceding the actual date of such Business Combination); and

(iv)                              in the case of a Business Combination involving the Company, (x) the Successor Entity shall be existing under the laws of the United States or any State thereof (including the District of Columbia), Canada or any Province thereof or any other country that on April 30, 2004 was a member of the European Union (other than Greece, Italy, Portugal or Spain) and (y) each Subsidiary Guarantor shall acknowledge that its Subsidiary Guarantee shall continue in full force and effect.

No such conveyance, transfer or lease of substantially all of the assets of the Company or any Subsidiary Guarantor shall have the effect of releasing the Company or such Subsidiary Guarantor, as the case may be, or any Successor Entity that shall theretofore have become such in the manner prescribed in this Section 10.2, from its liability under (x) this Agreement or the Notes (in the case of the Company) or (y) the applicable Subsidiary Guarantee (in the case of any Subsidiary Guarantor).

To the extent that Section 8.4 would otherwise be applicable with respect to any transaction involving the Company, compliance by the Company with the provisions of this Section 10.2 shall not be deemed to excuse compliance with or otherwise prejudice Section 8.4.

10.3.                     Line of Business.

The Company will not, and will not permit any Subsidiary Guarantor to, carry on business activities that differ materially or substantially from the Core Business.

10.4.                     Terrorism Sanctions Regulations.

The Company will not and will not permit any Controlled Entity to (a) become a Blocked Person or (b) knowingly have any investments in or engage in any dealings or transactions with any Blocked Person if at the time such investments, dealings or transactions would cause any holder of a Note to be in violation of any laws or regulations that are applicable to such holder.

10.5.                     Liens.

The Company will not, and will not permit any Subsidiary Guarantor to, directly or indirectly create, incur, assume, enter into or permit to exist (upon the happening of a contingency or otherwise) any Lien on or with respect to any property or asset of the Company or any Subsidiary Guarantor, whether now owned or held or hereafter acquired, except for:

(a)                                 Liens for taxes, duties or other governmental charges not yet due or which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Company and/or the relevant Subsidiary Guarantor, in conformity with GAAP;

(b)                                 carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, or other like Liens arising in the ordinary course of business and not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Company and/or the relevant Subsidiary Guarantor, in conformity with GAAP;

(c)                                  pledges or deposits in connection with workers’ compensation, employment insurance and other social security legislation and other obligations of a like nature incurred in the ordinary course of business;

(d)                                 deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(e)                                  easements, servitudes, rights-of-way, restrictions, exceptions, minor title defects and other similar encumbrances (including for public utilities) which, in the aggregate, do not materially interfere with the Company and/or the relevant Subsidiary Guarantor or its business or the use of the affected property by the Company and/or the relevant Subsidiary Guarantor;

(f)                                   reservations, limitations, provisos and conditions in any original grant from a crown, state, government or any freehold lessor of any of the real properties of the Company and/or the relevant Subsidiary Guarantor and statutory exceptions to title or reservations of rights which do not in the aggregate materially interfere with the Company and/or the relevant Subsidiary Guarantor or its business or the use of the affected real property by the Company and/or the relevant Subsidiary Guarantor;

(g)                                  any obligations or duties affecting any of the property of the Company and/or the relevant Subsidiary Guarantor to any municipality or other Governmental Authority with respect to any franchise, grant, license or permit which do not materially impair the use of such property for the purposes for which it is held;

(h)                                 Liens created in connection with Capital Leases or securing Capital Lease Obligations;

(i)                                     any Liens for unpaid royalties or duties not yet due pursuant to mining leases, claims or other mining rights running in favor of any Governmental Authority;

(j)                                    Liens on equipment and the proceeds thereof (and on no other property) created or assumed to finance the acquisition thereof or secure the unpaid purchase price of such equipment;

(k)                                 Liens in respect of property acquired after the date of the Closing that exist at the time that a Person is, or the assets subject to such Liens are, acquired by the Company or a Subsidiary Guarantor (and not created in anticipation thereof), provided that such Liens shall extend only to the assets acquired or the assets of the Person acquired, as applicable;

(l)                                     royalty agreements or other rights or claims to royalties on or affecting any property owned on the date hereof by the Company or any Subsidiary Guarantor or acquired by the Company or any Subsidiary Guarantor, whether or not in existence at the time of such acquisition;

(m)                             pledges or deposits of cash or cash equivalent instruments made at a time when no Default or Event of Default has occurred and is continuing for purposes of securing obligations to (i) financial institutions issuing letters of credit to secure obligations under any Plan, Non-U.S. Plan or other retirement plan or for government reclamation costs, or (ii) issuers of letters of credit, letters of guarantee, surety bonds, performance bonds or guarantees and similar types of instruments issued in the ordinary course of business or in connection with the Core Business of the Company; but excluding any of the foregoing incurred to secure or support indebtedness for borrowed money (including, without limitation, by way of overdraft and drafts or orders accepted representing extensions of credit in respect of borrowed money);

(n)                                 those Liens existing on the property of the Company or any Subsidiary Guarantor (or a predecessor thereof) on the date of Closing and set out in Schedule 10.5 and any extensions, renewals or replacements of any such Lien, provided that the original principal amount of the Indebtedness or obligations secured thereby is not increased and that any such extension, renewal or replacement is limited to the property originally encumbered thereby;

(o)                                 Liens granted by the Company or a Subsidiary Guarantor in favor of another Subsidiary Guarantor or the Company, as the case may be; and

(p)                                 any Lien in addition to those described in clauses (a) through (o) above, provided that, upon the incurrence of such Lien, the sum (without duplication) of (i) the aggregate amount of all Indebtedness of the Company and the Subsidiary Guarantors secured by Liens permitted pursuant to this clause (p) and (ii) the aggregate amount of all Indebtedness of Subsidiary Guarantors permitted pursuant to Section 10.6(g) shall not exceed 5% of Shareholders’ Equity; provided further that in no event shall the Company or any Subsidiary Guarantor create, incur, assume, enter into or permit to exist any Lien securing Indebtedness under any Major Credit Facility pursuant to this clause (p), except for any cash collateral posted in respect of letters of credit and bankers’ acceptances outstanding at the time any Major Credit Facility is terminated.

10.6.                     Subsidiary Indebtedness.

The Company will not permit any Subsidiary Guarantor at any time to create, assume, incur, guarantee or otherwise be or become liable in respect of any Indebtedness, except for:

(a)                                 (i) any Guaranty by any Subsidiary Guarantor of Indebtedness of the Company outstanding under any Major Credit Facility or any Note Purchase Facility, (ii) any other Indebtedness of any Subsidiary Guarantor, provided that, in the case of this clause (ii), the Subsidiary Guarantee Conditions have been satisfied with respect to such Subsidiary Guarantor and (iii) any Guaranty by any Subsidiary Guarantor in favor of a lender or an Affiliate of a lender under a Major Credit Facility in respect of obligations under Derivative Instruments or Other Supported Agreements entered into between the Company or any Subsidiary Guarantor and any lender or an Affiliate of a lender under a Major Credit Facility;

(b)                                 Indebtedness of any Person that becomes a Subsidiary after the date of Closing that (i) is outstanding on the date such Person becomes a Subsidiary and (ii) is not incurred, extended or renewed in contemplation of such Person becoming a Subsidiary, provided that such Indebtedness may be refinanced, extended or renewed so long as the principal amount thereof is not increased and no Default or Event of Default shall have occurred and be continuing at the time of such refinancing, extension or renewal;

(c)                                  Indebtedness of any Subsidiary Guarantor owing to the Company or another Subsidiary Guarantor or a Wholly-Owned Subsidiary;

(d)                                 Indebtedness of any Subsidiary Guarantor that is outstanding on the date of Closing and set out in Schedule 5.15, and any refinancing, extension or renewal thereof so long as the principal amount thereof is not increased and no Default or Event of Default shall have occurred and be continuing at the time of such refinancing, extension or renewal;

(e)                                  the Other Supported Obligations, provided that (other than with respect to the doré purchase agreements referred to in clause (b) of the definition of “Other Supported Agreements”) such Other Supported Obligations are only for purposes of supporting the movement of funds between or among the Company and one or more Subsidiary Guarantors or between or among Subsidiary Guarantors in connection with cash management by the Company and the Subsidiary Guarantors;

(f)                                   unsecured Indebtedness incurred by any Subsidiary Guarantor at a time when no Default or Event of Default has occurred and is continuing in respect of letters of credit, letters of guarantee, surety bonds, performance bonds or guarantees and similar types of instruments issued in the ordinary course of business or in connection with the Company’s or a Subsidiary Guarantor’s Core Business; but excluding any of the foregoing incurred to secure or support indebtedness for borrowed money (including, without limitation, by way of overdraft and drafts or orders accepted representing extensions of credit in respect of borrowed money); and

(g)                                  any Indebtedness in addition to that described in clauses (a) through (f) above, provided that, upon the incurrence of such Indebtedness, the sum (without duplication) of (i) the aggregate amount of all Indebtedness of the Company and the Subsidiary Guarantors secured by Liens permitted pursuant to Section 10.5(p) and (ii) the aggregate amount of all Indebtedness of Subsidiary Guarantors permitted pursuant to this clause (g) shall not exceed 5% of Shareholders’ Equity.

10.7.                     Sale of Assets.

The Company will not, and will not permit any Subsidiary Guarantor to, sell, lease, transfer, assign or otherwise dispose of any of its Material Assets, whether now owned or held or hereafter acquired, or enter into any sale-leaseback transaction with respect to such Material Assets (collectively, a “Disposition”), except for:

(a)                                 sales of inventory;

(b)                                 Dispositions permitted under Section 10.2;

(c)                                  sales in the ordinary course of business of obsolete or redundant equipment or equipment of no further use in the business of the Company or a Subsidiary Guarantor, unless a Default or an Event of Default has occurred and is continuing or would result therefrom;

(d)                                 Dispositions by the Company to a Subsidiary Guarantor or by a Subsidiary Guarantor to the Company or another Subsidiary Guarantor, other than, subject to clause (b) above and clause (f) below, any Disposition of the Goldex Mine, the Lapa Mine, the LaRonde Mine or the Meadowbank Mine, or any part thereof;

(e)                                  Dispositions at arm’s-length and for fair market value, to the extent that the net proceeds of any such Disposition, in excess of amounts permitted under clause (f) below, are applied within 365 days from the date of such Disposition to either (i) purchase assets to be used in the business of the Company or any Subsidiary Guarantor or (ii) repay unsubordinated Indebtedness of the Company or any Subsidiary Guarantor (other than Indebtedness between or among the Company and any Subsidiary), provided that, in the case of any such repayment of Indebtedness, the Company shall in accordance with Section 8.5 offer to prepay the Notes pro rata with all other Indebtedness then being repaid, such pro rata portion of the Notes to be offered to be repaid to be calculated by multiplying (x) the total amount of net proceeds being applied pursuant to this clause (ii) by (y) a fraction, the numerator of which is the aggregate principal amount of Notes then outstanding and the denominator of which is the aggregate principal amount of Indebtedness (including the Notes) that would receive any portion of such repayment (calculated prior to such repayment); and

(f)                                   Dispositions which would otherwise not be permitted by clauses (a) through (e) above, provided that such Dispositions are at arm’s-length and for fair market value, and the aggregate book value of the Material Assets subject to all such Dispositions pursuant to this clause (f) during any fiscal year of the Company does not exceed 5% of Consolidated Total Assets as of the end of the immediately preceding fiscal year.

Any Disposition of shares of common stock of any Subsidiary Guarantor shall, for purposes of this Section 10.7, be valued at an amount that bears the same proportion to the total assets of such Subsidiary Guarantor as the number of such shares of common stock bears to the total number of shares of common stock of such Subsidiary Guarantor.

11.                               EVENTS OF DEFAULT.

An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:

(a)                                 the Company defaults in the payment of any principal or Make-Whole Amount (if any) or Modified Make-Whole Amount (if any) on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b)                                 the Company defaults in the payment of any interest on any Note or any amount payable pursuant to Section 13 for more than five Business Days after the same becomes due and payable; or

(c)                                  the Company defaults in the performance of or compliance with any term contained in Section 7.1(d), Section 9.9 or Section 9.10; or

(d)                                 the Company defaults in the performance of or compliance with any term contained herein (other than those referred to in Sections 11(a), (b) and (c)) and such default is not remedied within 30 days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this Section 11(d)); or

(e)                                  any representation or warranty made in writing by or on behalf of the Company or any Subsidiary Guarantor in this Agreement or any Subsidiary Guarantee or by any officer of the Company or any Subsidiary Guarantor in this Agreement or in any writing furnished in connection with the transactions contemplated hereby proves to have been false or incorrect in any material respect on the date as of which made; or

(f)                                   (i) the Company or any Subsidiary Guarantor is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Indebtedness that is outstanding in an aggregate principal amount of at least U.S.$50,000,000 (or its equivalent in the relevant currency of payment) beyond any period of grace provided with respect thereto, or (ii) the Company or any Subsidiary Guarantor fails to pay any amount under any Derivative Instrument when due, whether at maturity, upon acceleration, demand or otherwise, in an aggregate amount of U.S.$50,000,000 or more (or the equivalent thereof in any other currency), or (iii) the Company or any Subsidiary Guarantor is in default in the performance of or compliance with any term of any evidence of any Indebtedness in an aggregate outstanding principal amount of at least U.S.$50,000,000 (or its equivalent in the relevant currency of payment) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Indebtedness has become, or has been declared (or one or more Persons are entitled to declare such Indebtedness to be), due and payable before its stated maturity or before its regularly scheduled dates of payment or (iv) as a consequence of the occurrence or continuation of any event or condition (other than (A) the passage of time, or (B) the right of the holder of Indebtedness to convert such Indebtedness into equity interests or (C) a Change of Control or a Disposition requiring any purchase or repayment of Indebtedness (or offer therefor) pursuant to Section 8.4 or 8.5, provided that the Company is in compliance with the provisions of Section 8.4 or 8.5, as the case may be), the Company or any Subsidiary Guarantor has become obligated to purchase or repay Indebtedness before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least U.S.$50,000,000 (or its equivalent in the relevant currency of payment); or

(g)                                  the Company or any Subsidiary Guarantor (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief from creditors or reorganization or arrangement of its debt generally or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction in respect of creditors’ rights, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated pursuant to a final non-appealable decision of a court of competent jurisdiction, or (vi) takes corporate action for the purpose of any of the foregoing; provided that any plan of arrangement under the Business Corporations Act (Ontario), the Canada Business Corporations Act or any analogous statute, whether foreign or domestic, consummated in compliance with Section 10.2 shall not constitute an Event of Default under this clause (g); or

(h)                                 a court or other Governmental Authority of competent jurisdiction enters an order (which order is not stayed within 10 days pending appeal or judicial review) appointing, without consent by the Company or any Subsidiary Guarantor, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any applicable bankruptcy or insolvency law of any applicable jurisdiction, or, except in connection with a transaction permitted under Section 10.2, ordering the dissolution, winding-up or liquidation of the Company or any Subsidiary Guarantor, or any such petition shall be filed against the Company or any Subsidiary Guarantor and such petition shall not be dismissed within 60 days; or

(i)                                     any event occurs with respect to the Company or any Subsidiary Guarantor which under the laws of any jurisdiction is analogous to any of the events described in Section 11(g) or (h), provided that the applicable grace period, if any, which shall apply shall be the one applicable to the relevant proceeding which most closely corresponds to the proceeding described in Section 11(g) or (h); or

(j)                                    a final judgment or judgments for the payment of money aggregating in excess of U.S.$20,000,000 (or its equivalent in the relevant currency of payment) are rendered against one or more of the Company and any Subsidiary Guarantor and which judgments are not (i) within 45 consecutive days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 45 consecutive days after the expiration of such stay or (ii) being contested by the Company or any Subsidiary Guarantor in good faith by appropriate proceedings with adequate reserves in accordance with GAAP having been set aside on its books; or

(k)                                 property of the Company or any Subsidiary Guarantor having an aggregate value of more than U.S.$20,000,000 (or, if applicable, the equivalent thereof in other currencies) is seized or taken possession of by a creditor (or subject to other similar legal proceedings by a creditor for seizure or possession of property) (the “Seizure

Proceeding”), except to the extent that the Company or any Subsidiary Guarantor is diligently and in good faith contesting any such Seizure Proceeding by appropriate proceedings and such Seizure Proceeding remains undismissed or unstayed for up to 60 consecutive days; or the Company or any Subsidiary Guarantor takes any action in furtherance of, or indicates its consent to, approval of, or acquiescence in, any such Seizure Proceeding; or

(l)                                     the Company or a Subsidiary Guarantor, as applicable, denies its obligations under this Agreement, any Note or any Subsidiary Guarantee or claims this Agreement, any Note or any Subsidiary Guarantee to be invalid or unenforceable, in whole or in part; or this Agreement, any Note or any Subsidiary Guarantee is invalidated or determined to be unenforceable by any act, regulation or action of any Governmental Authority or is determined to be invalid or unenforceable by a court or other judicial entity of competent jurisdiction and such determination has not been stayed pending appeal, except to the extent that such invalidity or unenforceability is cured within 30 consecutive days of the occurrence of such invalidity or unenforceability (unless such invalidity or unenforceability occurred as a result of a contest initiated, acquiesced in or consented to by the Company or any Subsidiary Guarantor).

12.                               REMEDIES ON DEFAULT, ETC.

12.1.                     Acceleration.

(a)                                 If an Event of Default with respect to the Company described in Section 11(g), (h) or (i) (other than an Event of Default described in clause (i) of Section 11(g) or described in clause (vi) of Section 11(g) by virtue of the fact that such clause encompasses clause (i) of Section 11(g)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(b)                                 If any other Event of Default has occurred and is continuing, the Required Holders may at any time at their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.

(c)                                  If any Event of Default described in Section 11(a) or (b) has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon (including, without limitation, interest accrued thereon, if any, at the Default Rate) and (y) the Make-Whole Amounts determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived.  The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount or Modified Make-Whole Amount, as applicable by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

12.2.                     Other Remedies.

If any Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note or in any Subsidiary Guarantee, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

12.3.                     Rescission.

At any time after any Notes have been declared due and payable pursuant to Section 12.1(b) or (c), the Required Holders, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount or Modified Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount or Modified Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) neither the Company nor any other Person shall have paid any amounts that have become due solely by reason of such declaration, (c) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 18, and (d) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes.  No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

12.4.                     No Waivers or Election of Remedies, Expenses, Etc.

No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder’s rights, powers or remedies.  No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof or by any Subsidiary Guarantee shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise.  Without limiting the obligations of the Company under Section 16, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all reasonable costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including, without limitation, reasonable attorneys’ fees, expenses and disbursements.

13.                               TAX INDEMNIFICATION.

All payments whatsoever under this Agreement and the Notes will be made by the Company in lawful currency of the United States of America free and clear of, and without liability for withholding or deduction for or on account of, any present or future Taxes of whatever nature imposed or levied by or on behalf of any jurisdiction other than the United States (or any political subdivision or taxing authority of or in such jurisdiction) (hereinafter a “Taxing Jurisdiction”), unless the withholding or deduction of such Tax is compelled by law.

If any deduction or withholding for any Tax of a Taxing Jurisdiction shall at any time be required in respect of any amounts to be paid by the Company under this Agreement or the Notes, the Company will pay to the relevant Taxing Jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon and pay to each holder of a Note such additional amounts as may be necessary in order that the net amounts paid to such holder pursuant to the terms of this Agreement or the Notes after such deduction, withholding or payment (including, without limitation, any required deduction or withholding of Tax on or with respect to such additional amount), shall be not less than the amounts then due and payable to such holder under the terms of this Agreement or the Notes before the assessment of such Tax, provided that no payment of any additional amounts shall be required to be made for or on account of:

(a)                                 any Tax that would not have been imposed but for the existence of any present or former connection between such holder (or a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation or any Person other than the holder to whom the Notes or any amount payable thereon is attributable for the purposes of such Tax) and the Taxing Jurisdiction, other than the mere holding of the relevant Note or the receipt of payments thereunder or in respect thereof or enforcement thereof, including, without limitation, such holder (or such other Person described in the above parenthetical) being or having been a citizen or resident thereof, or being or having been present or engaged in trade or business therein or having or having had an establishment, office, fixed base or branch therein, provided that this exclusion shall not apply with respect to a Tax that would not have been imposed but for the Company, after the date of the Closing, opening an office in, moving an office to, reincorporating in, or changing the Taxing Jurisdiction from or through which payments on account of this Agreement or the Notes are made to, the Taxing Jurisdiction imposing the relevant Tax;

(b)                                 any Tax that would not have been imposed but for the delay or failure by such holder (following a written request by the Company) in the filing with the relevant Taxing Jurisdiction of Forms (as defined below) that are required to be filed by such holder to avoid or reduce such Taxes (including for such purpose any refilings or renewals of filings that may from time to time be required by the relevant Taxing Jurisdiction), provided that the filing of such Forms would not (in such holder’s reasonable judgment) impose any unreasonable burden (in time, resources or otherwise) on such holder or result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any Person and such delay or failure could have been lawfully avoided by such holder, and provided further that such holder shall be deemed to have satisfied the requirements of this clause (b) upon the good faith completion and submission of such Forms (including refilings or renewals of filings) as may be specified in a written request of the Company no later than 60 days after receipt by such holder of such written request (accompanied by copies of such Forms and related instructions, if any, all in the English language or with an English translation thereof);

(c)                                  any Tax imposed on a holder of Notes obtained pursuant to Section 14.2 (other than a Purchaser), which Tax would not have been imposed but for such holder being a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) or such holder not dealing at arm’s length (within the meaning of the Income Tax Act (Canada), as in effect on the date hereof) with the Company or such a “specified shareholder” at the time of the making of such payment by the Company under this Agreement or the Notes; or

(d)                                 any combination of clauses (a), (b) and (c) above;

and provided further that in no event shall the Company be obligated to pay such additional amounts to any holder of a Note not resident in the United States of America or any other jurisdiction in which an original Purchaser (for the avoidance of doubt, not including any Affiliate that is substituted and treated as a Purchaser pursuant to Section 22) is resident for tax purposes on the date of the Closing in excess of the amounts that the Company would be obligated to pay if such holder had been a resident of the United States of America or such other jurisdiction, as applicable, for purposes of, and eligible for the benefits of, any double taxation treaty from time to time in effect between the United States of America or such other jurisdiction and the relevant Taxing Jurisdiction.

By acceptance of any Note, the holder of such Note agrees, subject to the limitations of clause (b) above, that it will from time to time with reasonable promptness (x) duly complete and deliver to or as reasonably directed by the Company all such forms, certificates, documents and returns provided to such holder by the Company (collectively, together with instructions for completing the same, “Forms”) required to be filed by or on behalf of such holder in order to avoid or reduce any such Tax pursuant to the provisions of an applicable statute, regulation or administrative practice of the relevant Taxing Jurisdiction or of a tax treaty between the United States and such Taxing Jurisdiction and (y) provide the Company with such information with respect to such holder as the Company may reasonably request in order to complete any such Forms, provided that nothing in this Section 13 shall require any holder to provide information with respect to any such Form or otherwise if in the opinion of such holder such Form or disclosure of information would involve the disclosure of tax return or other information that is confidential or proprietary to such holder, and provided further that each such holder shall be deemed to have complied with its obligation under this paragraph with respect to any Form if such Form shall have been duly completed and delivered by such holder to the Company or mailed to the appropriate taxing authority, whichever is applicable, within 60 days following a written request of the Company (which request shall be accompanied by copies of such Form and English translations of any such Form not in the English language) and, in the case of a transfer of any Note, at least 90 days prior to the relevant interest payment date.

On or before the date of the Closing the Company will furnish each Purchaser with copies of the appropriate Form (and English translation if required as aforesaid) currently required to be filed in Canada pursuant to clause (b) of the first paragraph of this Section 13, if any, and in connection with the transfer of any Note the Company will furnish the transferee of such Note with copies of any Form and English translation then required.

If any payment is made by the Company to or for the account of the holder of any Note after deduction for or on account of any Taxes, and increased payments are made by the Company pursuant to this Section 13, then, if such holder at its sole discretion determines that it has received or been granted a refund of such Taxes from the Taxing Jurisdiction to which such Tax was paid, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, reimburse to the Company such amount as such holder shall, in its sole discretion, determine to be attributable to the relevant Taxes or deduction or withholding.  Nothing herein contained shall interfere with the right of the holder of any Note to arrange its tax affairs in whatever manner it thinks fit and, in particular, no holder of any Note shall be under any obligation to claim relief from its corporate profits or similar tax liability in respect of such Tax in priority to any other claims, reliefs, credits or deductions available to it or (other than as set forth in clause (b) above) oblige any holder of any Note to disclose any information relating to its tax affairs or any computations in respect thereof.

The Company will furnish the holders of Notes, promptly and in any event within 60 days after the date of any payment by the Company of any Tax in respect of any amounts paid under this Agreement or the Notes, the original tax receipt issued by the relevant taxation or other authorities involved for all amounts paid as aforesaid (or if such original tax receipt is not available or must legally be kept in the possession of the Company, a duly certified copy of the original tax receipt or any other reasonably satisfactory evidence of payment), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any holder of a Note.

If the Company is required by any applicable law, as modified by the practice of the taxation or other authority of any relevant Taxing Jurisdiction, to make any deduction or withholding of any Tax in respect of which the Company would be required to pay any additional amount under this Section 13, but for any reason does not make such deduction or withholding with the result that a liability in respect of such Tax is assessed directly against the holder of any Note, and such holder pays such liability, then the Company will promptly reimburse such holder for such payment (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by the Company) upon demand by such holder accompanied by an official receipt (or a duly certified copy thereof) issued by the taxation or other authority of the relevant Taxing Jurisdiction.

If the Company makes payment to or for the account of any holder of a Note and such holder is entitled to a refund of the Tax to which such payment is attributable from the Taxing Jurisdiction to which such Tax was paid, upon the making of a filing (other than a Form described above), then such holder shall, as soon as practicable after receiving written request from the Company (which shall specify in reasonable detail and supply the refund forms to be filed) use reasonable efforts to complete and deliver such refund forms to or as directed by the Company, subject, however, to the same limitations with respect to Forms as are set forth above.

The obligations of the Company under this Section 13 shall survive the payment or transfer of any Note and the provisions of this Section 13 shall also apply to successive transferees of the Notes.

14.                               REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

14.1.                     Registration of Notes.

The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes.  The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register.  If any holder of one or more Notes is a nominee, then the name and address of the beneficial owner of such Note or Notes shall also be registered in such register as an owner and holder thereof; provided that such nominee advises the Company that it is a nominee and provides the Company with the name and address of the beneficial owner of each such Note.  Prior to due presentment for registration of transfer, the Person(s) in whose name any Note(s) shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary.  The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

14.2.                     Transfer and Exchange of Notes.

(a)                                 Upon surrender of any Note to the Company at the address and to the attention of the designated officer (all as specified in Section 19) for registration of transfer or exchange (and in the case of a surrender for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder of such Note or such holder’s attorney duly authorized in writing and accompanied by the relevant name, address and other details for notices of each transferee of such Note or part thereof), within ten Business Days thereafter the Company shall execute and deliver, at the Company’s expense (except as provided below), one or more new Notes of the same series (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note.  Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1-A or 1-B, as applicable.  Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon.  The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes.  Notes shall not be transferred in denominations of less than U.S.$100,000, provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than U.S.$100,000.

(b)                                 Without limiting the foregoing clause (a), each Purchaser and each subsequent holder of any Note severally agrees that it will not, directly or indirectly, resell any Note purchased by it to a Person that is a Competitor.  The Company shall not be required to recognize any sale or other transfer of a Note to a Competitor and no such transfer shall confer any rights hereunder upon such transferee.

14.3.                     Replacement of Notes.

Upon receipt by the Company at the address and to the attention of the designated officer (all as specified in Section 19) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a)                                 in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least U.S.$100,000,000 or a Qualified Institutional Buyer, such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b)                                 in the case of mutilation, upon surrender and cancellation thereof,

within ten Business Days thereafter the Company at its own expense shall execute and deliver, in lieu thereof, a new Note of the same series, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

15.                               PAYMENTS ON NOTES.

15.1.                     Place of Payment.

Subject to Section 15.2, payments of principal, Make-Whole Amount or Modified Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in New York, New York at the principal office of Bank of America, N.A. in such jurisdiction.  The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.

15.2.                     Home Office Payment.

So long as any Purchaser or its nominee shall be the holder of any Note, and notwithstanding anything contained in Section 15.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount or Modified Make-Whole Amount, if any, interest and all other amounts, if any, becoming due hereunder by the method and at the address specified for such purpose below such Purchaser’s name in Schedule A, or by such other method or at such other address as such Purchaser shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that promptly after payment or prepayment in full of any Note, such Purchaser shall surrender such Note for cancellation to the Company at its principal executive office in Canada or at the place of payment most recently designated by the Company pursuant to Section 15.1.  Prior to any sale or other disposition of any Note held by a Purchaser or its nominee, such Purchaser will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 14.2.  The Company will afford the benefits of this Section 15.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by a Purchaser under this Agreement and that has made the same agreement relating to such Note as the Purchasers have made in this Section 15.2.

16.                               EXPENSES, ETC.

16.1.                     Transaction Expenses.

Whether or not the transactions contemplated hereby are consummated, the Company will pay all reasonable properly documented out-of-pocket costs and expenses (including reasonable attorneys’ fees of a single set of special counsel and, if reasonably required by the Required Holders, local or other counsel) incurred by the Purchasers and each other holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement, any Subsidiary Guarantee or the Notes (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, any Subsidiary Guarantee or the Notes or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, any Subsidiary Guarantee or the Notes, or by reason of being a holder of any Note, (b) the costs and expenses, including financial advisors’ fees, incurred in connection with the insolvency or bankruptcy of the Company or any Subsidiary Guarantor or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Notes and (c) the properly documented out-of-pocket costs and expenses incurred in connection with the initial filing of this Agreement and all related documents and financial information with the SVO, provided that such costs and expenses under this clause (c) shall not exceed U.S.$3,300.  The Company will pay, and will save each Purchaser and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those, if any, retained by a Purchaser or other holder in connection with its purchase of the Notes).

16.2.                     Certain Taxes.

The Company agrees to pay all stamp, documentary or similar taxes or fees which may be payable in respect of the execution and delivery or the enforcement of this Agreement and any Subsidiary Guarantee or the execution and delivery (but not the transfer) or the enforcement of any of the Notes in the United States or Canada or any jurisdiction in which a Subsidiary Guarantor is organized, or of any amendment of, or waiver or consent under or with respect to, this Agreement, any Subsidiary Guarantee or of any of the Notes, and to pay any value added tax due and payable in respect of reimbursement of costs and expenses by the

Company pursuant to this Section 16, and will save each holder of a Note to the extent permitted by applicable law harmless against any loss or liability resulting from nonpayment or delay in payment of any such tax or fee required to be paid by the Company hereunder or by any Subsidiary Guarantor under any Subsidiary Guarantee.

16.3.                     Survival.

The obligations of the Company under this Section 16 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement, any Subsidiary Guarantee or the Notes, and the termination of this Agreement.

17.                               SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by any Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note (provided that it is understood that such representations and warranties were made solely as at the Closing and with respect to the relevant facts and circumstances in existence as at the date of Closing and nothing in this Agreement shall be deemed, interpreted or construed in any way with respect to the Company making such representations and warranties as at any other day), regardless of any investigation made at any time by or on behalf of such Purchaser or any other holder of a Note.  All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement  shall be deemed representations and warranties of the Company under this Agreement.  Subject to the preceding sentence, this Agreement and the Notes embody the entire agreement and understanding between each Purchaser and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

18.                               AMENDMENT AND WAIVER.

18.1.                     Requirements.

This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes or any Subsidiary Guarantee may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Section 1, 2, 3, 4, 5, 6 or 22, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount or Modified Make-Whole Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver, or (iii) amend Section 8, 11(a), 11(b), 12, 13, 18, 21 or 23.9.

18.2.                     Solicitation of Holders of Notes.

(a)                                 Solicitation.  The Company will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes or of any Subsidiary Guarantee.  The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 18 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

(b)                                 Payment.  The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security or provide other credit support, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes of any waiver or amendment of any of the terms and provisions hereof or of any Subsidiary Guarantee unless such remuneration is concurrently paid, or security is concurrently granted or other credit support concurrently provided, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

(c)                                  Consent in Contemplation of Transfer.  Any consent made pursuant to this Section 18.2 by the holder of any Note that has transferred or has agreed to transfer such Note to the Company, any Subsidiary, any Affiliate of the Company, any Associate of the Company or Person of which the Company is an Associate, and has provided or has agreed to provide such written consent as a condition to such transfer shall be void and of no force or effect except solely as to such holder, and any amendments effected or waivers granted or to be effected or granted that would not have been or would not be so effected or granted but for such consent (and the consents of all other holders of Notes that were acquired under the same or similar conditions) shall be void and of no force or effect except solely as to such transferring holder.

18.3.                     Binding Effect, Etc.

Any amendment or waiver consented to as provided in this Section 18 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver.  No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon.  No course of dealing between the Company and the holder of any Note nor any delay in exercising any rights hereunder, under any Note or any Subsidiary Guarantee shall operate as a waiver of any rights of any holder of such Note.  As used herein, the term “this Agreement” and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

18.4.                     Notes Held by Company, Etc.

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes, or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company, any of its Affiliates, any of its Associates or any Person of which it is an Associate shall be deemed not to be outstanding.

19.                               NOTICES.

All notices and communications provided for hereunder shall be in writing, at the option of the sender if a recipient’s electronic mail address has been provided herein, may be by way of electronic mail.  Alternatively, notices and communications may be sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by an air express delivery service (charges prepaid), or (b) by an air express delivery service (with charges prepaid).  Any such notice must be sent:

(i)                                     if to a Purchaser or its nominee, to such Purchaser or nominee at the e-mail address specified for such communications in Schedule A, or at such other address as such Purchaser or nominee shall have specified to the Company in writing,

(ii)                                  if to any other holder of any Note, to such holder at the e-mail address or such other address as such other holder shall have specified to the Company in writing, or

(iii)                               if to the Company, to the Company at the following e-mail address Picklu.Datta@agnicoeagle.com, or at its address set forth at the beginning hereof to the attention of Picklu Datta, Senior Vice-President, Treasury and Finance, or at such other address as the Company shall have specified to the holder of each Note in writing.

Unless otherwise prescribed, (a) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (b) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (a) of notification that such notice or communication is available and identifying the website address therefor.

Any other notice, request, demand or other communication shall be deemed to have been received by the party to whom it is addressed (a) upon receipt by the addressee (or refusal thereof), in the case of prepaid overnight courier or physical delivery, (b) three Business Days after delivery in the mail, if sent by prepaid registered mail, and (c) on the day of transmission, if faxed before 5:00 p.m. (recipient’s time) on a Business Day, and on the next

Business Day following transmission, if faxed after 5:00 p.m. (recipient’s time) on a Business Day; provided that, any notice to the Company shall be deemed to be notice to all Subsidiary Guarantors.  If normal postal or fax service is interrupted by strike, work slow-down or other cause, the party sending the notice shall use such services which have not been interrupted or shall deliver such notice by messenger in order to ensure its prompt receipt by the other party.

All notices related to any Default, Event of Default, acceleration or prepayment shall, in addition to delivery by electronic mail, be sent by physical delivery.

Each document, instrument, financial statement, report, notice or other communication delivered in connection with this Agreement shall be in English or accompanied by an English translation thereof.

This Agreement, the Notes and the Subsidiary Guarantees have been prepared and signed in English and the parties hereto agree that the English version hereof and thereof (to the maximum extent permitted by applicable law) shall be the only version valid for the purpose of the interpretation and construction hereof and thereof notwithstanding the preparation of any translation into another language hereof or thereof, whether official or otherwise or whether prepared in relation to any proceedings which may be brought in any jurisdiction in respect hereof or thereof.

20.                               REPRODUCTION OF DOCUMENTS.

This Agreement and all documents relating thereto (except the Notes themselves), including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by any Purchaser at the Closing, and (c) financial statements, certificates and other information previously or hereafter furnished to any Purchaser, may be reproduced by such Purchaser by any photographic, photostatic, electronic, digital or other similar process and such Purchaser may destroy any original document so reproduced.  The Company agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by such Purchaser in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.  This Section 20 shall not prohibit the Company or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

21.                               CONFIDENTIAL INFORMATION.

For the purposes of this Section 21, “Confidential Information” means information delivered to any Purchaser by or on behalf of the Company or any Subsidiary Guarantor in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by such Purchaser as being confidential information of the Company or such Subsidiary Guarantor, provided that such term does not include information that (a) was publicly known or otherwise known to such Purchaser prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such Purchaser or any Person acting on such Purchaser’s behalf, (c) otherwise becomes known to such Purchaser other than through disclosure by the Company or any Subsidiary Guarantor or (d) constitutes financial statements delivered to such Purchaser under Section 7.1 that are otherwise publicly available.  Each Purchaser will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by such Purchaser in good faith to protect confidential information of third parties delivered to such Purchaser, provided that such Purchaser may deliver or disclose Confidential Information to (i) its directors, trustees, officers and employees (to the extent such disclosure reasonably relates to the administration of the investment represented by its Notes), (ii) its agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by its Notes and the Persons to whom such delivery or disclosure is made are aware of the confidential nature of such Confidential Information and have been instructed to keep such Confidential Information confidential), (iii) its auditors, financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 21 for the benefit of the Company and its Subsidiaries, (iv) any other holder of any Note, (v) any Institutional Investor to which it sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 21 for the benefit of the Company and its Subsidiaries), (vi) any Person from which it offers to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 21 for the benefit of the Company and its Subsidiaries), (vii) any federal or state regulatory authority having jurisdiction over such Purchaser, (viii) the NAIC or the SVO or, in each case, any similar organization, or any nationally recognized rating agency that requires access to information about such Purchaser’s investment portfolio, or (ix) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to such Purchaser, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which such Purchaser is a party or (z) if an Event of Default has occurred and is continuing, to the extent such Purchaser may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under such Purchaser’s Notes and this Agreement.  Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed, on behalf of itself and on behalf of any beneficial holder for whom it is acting, to be bound by this Section 21 for the benefit of the Company and its Subsidiaries, and to be entitled to the benefits of this Section 21, as though it were a party to this Agreement.  On reasonable request by the Company in connection with the delivery to any holder (including any beneficial holder) of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying the provisions of this Section 21.

The Company hereby notifies each Purchaser and each subsequent holder (in each case, including any beneficial holder) of any Note that such Purchaser or holder may be considered a person or company in a special relationship with the Company within the meaning of the Securities Act (Ontario) and that, as such, to the extent that such Purchaser or holder acquires knowledge in its capacity as a Purchaser or as a holder of Notes of a material fact or material change with respect to the Company that has not been generally disclosed, any purchase or sale of the securities of the Company or the disclosure to others of such material fact or material change is prohibited except where an exemption is available under applicable Canadian securities legislation or where such purchase, sale or disclosure is not otherwise prohibited by Canadian securities legislation.

22.                               SUBSTITUTION OF PURCHASER.

Each Purchaser shall have the right to substitute any one of its Affiliates as the purchaser of the Notes that it has agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both such Purchaser and such Affiliate, shall contain such Affiliate’s agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6.  Upon receipt of such notice, any reference to such Purchaser in this Agreement (other than in this Section 22), shall be deemed to refer to such Affiliate in lieu of such original Purchaser.  In the event that such Affiliate is so substituted as a Purchaser hereunder and such Affiliate thereafter transfers to such original Purchaser all of the Notes then held by such Affiliate, upon receipt by the Company of notice of such transfer, any reference to such Affiliate as a “Purchaser” in this Agreement (other than in this Section 22), shall no longer be deemed to refer to such Affiliate, but shall refer to such original Purchaser, and such original Purchaser shall again have all the rights of an original holder of the Notes under this Agreement.

23.                               MISCELLANEOUS.

23.1.                     Successors and Assigns.

All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

23.2.                     Payments Due on Non-Business Days.

Anything in this Agreement or the Notes to the contrary notwithstanding (but without limiting the requirement in Section 8.7 that notice of any optional prepayment specify a Business Day as the date fixed for such prepayment), any payment of principal of or Make-Whole Amount or Modified Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day; provided that if the maturity date of any Note is a date other than a Business Day, the payment otherwise due on such maturity date shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.

23.3.                     Accounting Matters.

(a)                                 All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with GAAP.  Except as otherwise specifically provided herein, all computations made pursuant to this Agreement shall be made in accordance with GAAP, and all financial statements shall be prepared in accordance with GAAP.

(b)                                 For purposes of determining compliance with the financial covenants contained in this Agreement, any election by the Company or any Subsidiary to measure an item of Indebtedness using fair value (as permitted by Statement of Financial Accounting Standards No. 159, International Accounting Standard 39 or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.

23.4.                     Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

23.5.                     Construction, Etc.

(a)                                 Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant.  Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

(b)                                 For the avoidance of doubt, all Schedules and Exhibits attached to this Agreement shall be deemed to be a part hereof.

(c)                                  Any certificate or other writing delivered by an officer of the Company or any Subsidiary Guarantor pursuant to this Agreement or any Subsidiary Guarantee shall be provided by each such officer without personal liability, solely in his or her capacity as an officer of the Company or a Subsidiary Guarantor, as applicable.

(d)                                 To the extent that this Agreement or any Note is enforced in the Province of Ontario, for purposes of the Interest Act (Canada):  (i) whenever any interest or fee under this Agreement or any Note is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by the number of days comprising such calculation basis; (ii) the principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement or any

Note; and (iii) the rates of interest stipulated in this Agreement and the Notes are intended to be nominal rates and not effective rates or yields.

23.6.                     Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument.  Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

23.7.                     Governing Law.

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

23.8.                     Jurisdiction and Process; Waiver of Jury Trial.

(a)                                 The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or federal court sitting in the Borough of Manhattan, The City of New York, over any suit, action or proceeding arising out of or relating to this Agreement or the Notes.  To the fullest extent permitted by applicable law, the Company irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b)                                 The Company agrees, to the fullest extent permitted by applicable law, that a final judgment in any suit, action or proceeding of the nature referred to in Section 23.8(a) brought in any such court shall be conclusive and binding upon it subject to rights of appeal, as the case may be, and may be enforced in the courts of the United States of America or the State of New York (or any other courts to the jurisdiction of which it or any of its assets is or may be subject) by a suit upon such judgment.

(c)                                  The Company consents to process being served by or on behalf of any holder of a Note in any suit, action or proceeding of the nature referred to in Section 23.8(a) by mailing a copy thereof by registered or certified or priority mail, postage prepaid, return receipt requested, or delivering a copy thereof in the manner for delivery of notices specified in Section 19, to the Process Agent, as its agent for the purpose of accepting service of any process in the United States.  The Company agrees that such service upon receipt (i) shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by applicable law, be taken and held to be valid personal service upon and personal delivery to it.  Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any reputable commercial delivery service.

(d)                                 Nothing in this Section 23.8 shall affect the right of any holder of a Note to serve process in any manner permitted by law, or limit any right that the holders of any of the Notes may have to bring proceedings against the Company in the courts of any appropriate jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

(e)                                  The Company hereby irrevocably appoints the Process Agent to receive for it, and on its behalf, service of process in the United States.

(f)                                   THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT, THE NOTES OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH OR THEREWITH.

23.9.                     Obligation to Make Payment in U.S. Dollars.

Any payment on account of an amount that is payable hereunder or under the Notes in U.S. Dollars which is made to or for the account of any holder of Notes in any other currency, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of the Company, shall constitute a discharge of the obligation of the Company under this Agreement or the Notes only to the extent of the amount of U.S. Dollars which such holder could purchase in the foreign exchange markets in London, England, with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the London Banking Day following receipt of the payment first referred to above.  If the amount of U.S. Dollars that could be so purchased is less than the amount of U.S. Dollars originally due to such holder, the Company agrees to the fullest extent permitted by law, to indemnify and save harmless such holder from and against all loss or damage arising out of or as a result of such deficiency.  This indemnity shall, to the fullest extent permitted by law, constitute an obligation separate and independent from the other obligations contained in this Agreement and the Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by such holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under the Notes or under any judgment or order.  As used herein the term “London Banking Day” shall mean any day other than Saturday or Sunday or a day on which commercial banks are required or authorized by law to be closed in London, England.

*    *    *    *    *

If you are in agreement with the foregoing, please sign the form of agreement on a counterpart of this Agreement and return it to the Company, whereupon this Agreement shall become a binding agreement between you and the Company.

Very truly yours,

AGNICO EAGLE MINES LIMITED

By	(signed) Picklu Datta
Name: Picklu Datta
Title: Senior Vice-President, Treasury and Finance

This Agreement is hereby accepted and agreed to as of the date hereof.

METROPOLITAN LIFE INSURANCE COMPANY

METLIFE INSURANCE COMPANY USA by Metropolitan Life Insurance Company, its Investment Manager

By:	(signed) John A. Wills
Name: John A. Wills
Title: Managing Director

LINCOLN BENEFIT LIFE COMPANY By MetLife Investment Advisors, LLC, its Investment Manager

By:	(signed) C. Scott Inglis
Name: C. Scott Inglis
Title: Managing Director

JUST RETIREMENT LIMITED by MetLife Investment Management Limited, as Investment Manager

By:	(signed) Jason Rothenberg
Name: Jason Rothenberg
Title: Authorized Signatory

[Note Purchase Agreement]

MIDLAND NATIONAL LIFE INSURANCE COMPANY By: Guggenheim Partners Investment Management, LLC, as investment manager

By:	(signed) Anne B. Walsh
Name: Anne B. Walsh
Title: Senior Managing Director

NORTH AMERICAN COMPANY FOR LIFE AND HEALTH INSURANCE By: Guggenheim Partners Investment Management, LLC, as investment manager

By:	(signed) Anne B. Walsh
Name: Anne B. Walsh
Title: Senior Managing Director

HORACE MANN LIFE INSURANCE COMPANY By: Guggenheim Partners Investment Management, LLC, as investment manager

By:	(signed) Anne B. Walsh
Name: Anne B. Walsh
Title: Senior Managing Director

GUGGENHEIM FUNDS TRUST – GUGGENHEIM TOTAL RETURN BOND FUND By: Guggenheim Partners Investment Management, LLC, as investment manager

By:	(signed) Anne B. Walsh
Name: Anne B. Walsh
Title: Senior Managing Director

[Note Purchase Agreement]

AETNA 401(K) MASTER TRUST
UNITED TECHNOLOGIES CORPORATION EMPLOYEE
SAVINGS PLAN MASTER TRUST
LEO 2013-1 LLC
AMERICAN FIDELITY ASSURANCE COMPANY
UNITED INSURANCE COMPANY OF AMERICA
VOYA PENSION COMMITTEE ON BEHALF OF THE VOYA RETIREMENT PLAN
By: Voya Investment Management Co. LLC, as Agent

By:	(signed) Paul Aronson
Name: Paul Aronson
Title: Senior Vice President

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
RELIASTAR LIFE INSURANCE COMPANY
VOYA INSURANCE AND ANNUITY COMPANY
SECURITY LIFE OF DENVER INSURANCE COMPANY
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
By: Voya Investment Management Co. LLC, as Agent

By:	(signed) Paul Aronson
Name: Paul Aronson
Title: Senior Vice President

NN LIFE INSURANCE COMPANY LTD. By: Voya Investment Management Co. LLC, as Attorney in fact

By:	(signed) Paul Aronson
Name: Paul Aronson
Title: Senior Vice President

[Note Purchase Agreement]

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA By: Allianz Investment Management LLC As the authorized signatory and investment manager

By:	(signed) Charles J. Dudley
Name: Charles J. Dudley
Title: Managing Director

[Note Purchase Agreement]

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

By:	(signed) Stacey Agretelis
Name: Stacey Agretelis
Title: Managing Director

JPMORGAN CHASE BANK, not individually but solely in its capacity as Directed Trustee for the SBC Master Pension Trust

By:	(signed) Jacqueline M. Savage
Name: Jacqueline M. Savage
Title: Attorney-in-Fact

MANULIFE (INTERNATIONAL) LIMITED By: Hancock Capital Investment Management, LLC, as Sub-Investment Manager

By:	(signed) Robin Li
Name: Robin Li
Title: SVP-& Head of Investments Asia – General Account Investments

MANULIFE SECURITIES LIMITED PARTNERSHIP

By:	(signed) Ian MacNeil
Name: Ian MacNeil
Title: Assistant Vice President

[Note Purchase Agreement]

PACIFIC LIFE INSURANCE COMPANY

By:	(signed) Matthew A. Levene
Name: Matthew A. Levene
Title: Assistant Vice President

By:	(signed) Cathy L. Schwartz
Name: Cathy L. Schwartz
Title: Assistant Secretary

[Note Purchase Agreement]

PACIFIC LIFE INSURANCE COMPANY By: Principal Global Investors, LLC a Delaware limited liability company, its authorized signatory

By:	(signed) Alan P. Kress
Name: Alan P. Kress
Title: Counsel

By:	(signed) Colin Pennycooke
Name: Colin Pennycooke
Title: Counsel

RGA REINSURANCE COMPANY By: Principal Global Investors, LLC, a Delaware limited liability company, its authorized signatory

By:	(signed) Alan P. Kress
Name: Alan P. Kress
Title: Counsel

By:	(signed) Colin Pennycooke
Name: Colin Pennycooke
Title: Counsel

[Note Purchase Agreement]

GLENWORTH LIFE AND ANNUITY INSURANCE COMPANY

By:	(signed) Eric M. Boyd
Name: Eric M. Boyd
Title: Investment Officer

GLENWORTH LIFE INSURANCE COMPANY

By:	(signed) Eric M. Boyd
Name: Eric M. Boyd
Title: Investment Officer

[Note Purchase Agreement]

THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA

By:	(signed) Timothy Powell
Name: Timothy Powell
Title: Senior Director

[Note Purchase Agreement]

MUTUAL OF OMAHA INSURANCE COMPANY

By:	(signed) Justin P. Kavan
Name: Justin P. Kavan
Title: Senior Vice President

UNITED OF OMAHA INSURANCE COMPANY

By:	(signed) Justin P. Kavan
Name: Justin P. Kavan
Title: Senior Vice President

[Note Purchase Agreement]

CONNECTICUT GENERAL LIFE INSURANCE COMPANY
By:	Cigna Investments, Inc. (authorized agent)

	By:	(signed) Elisabeth V. Piker
Name: Elisabeth V. Piker
Title: Managing Director

CIGNA LIFE INSURANCE COMPANY OF NEW YORK
By:	Cigna Investments, Inc. (authorized agent)

	By:	(signed) Elisabeth V. Piker
Name: Elisabeth V. Piker
Title: Managing Director

LIFE INSURANCE COMPANY OF NORTH AMERICA
By:	Cigna Investments, Inc. (authorized agent)

	By:	(signed) Elisabeth V. Piker
Name: Elisabeth V. Piker
Title: Managing Director

CIGNA HEALTH AND LIFE INSURANCE COMPANY
By:	Cigna Investments, Inc. (authorized agent)

	By:	(signed) Elisabeth V. Piker
Name: Elisabeth V. Piker
Title: Managing Director

[Note Purchase Agreement]

SCHEDULE A

INFORMATION RELATING TO PURCHASERS

Redacted to omit detailed purchaser personal information.

[Note Purchase Agreement]

SCHEDULE B

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

“Affiliate” means, at any time, and with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person.  As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Company.

“Anti-Money Laundering Laws” is defined in Section 5.16(c).

“Associate” means, where used to indicate a relationship with any Person, (a) any corporate or other business entity of which the Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such entity for the time being outstanding, (b) any partner of that Person, (c) any trust or estate in which the Person has a substantial beneficial interest or as to which the Person serves as trustee or in a similar capacity, (d) any relative of the Person, including the Person’s spouse, where the relative has the same home as the Person, or (e) any relative of the spouse of the Person where the relative has the same home as the Person.

“Blocked Person” is defined in Section 5.16(a).

“Business Day” means (a) for the purposes of Section 8.9 only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York are required or authorized by applicable law to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York or Toronto, Ontario are required or authorized by applicable law to be closed.

“Canadian Dollars” means lawful money of Canada.

“Capital Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

“Capital Lease Obligations” means, as to any Person, an obligation of such Person to pay rent or other amounts under a Capital Lease and the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP.

“Capital Reorganization” means any change in the issued and outstanding Equity Interests of a Person involving the reclassification of such Equity Interests or the conversion of such Equity Interests into, or exchange of such Equity Interests for, cash, securities or other property.

“Cash Equivalents” means, as of the date of any determination thereof, instruments of the following types:

(a)                                 obligations of, or unconditionally guaranteed by, the governments of Canada or the United States, or any agency of either of them backed by the full faith and credit of the governments of Canada or the United States, respectively, maturing not more than one year from the date of acquisition;

(b)                                 marketable direct obligations of the governments of one of the provinces of Canada, one of the states of the United States, or any agency thereof, or of any county, department, municipality or other political subdivision of Canada or the United States, the payment or guarantee of which constitutes a full faith and credit obligation of such province, state, municipality or other political subdivision, which matures not more than one year from the date of acquisition and which, at the time of acquisition, is accorded a short-term credit rating of at least A-1 by Standard & Poor’s, at least P-1 by Moody’s or at least R-1(middle) by DBRS;

(c)                                  commercial paper, bonds, notes, debentures and bankers’ acceptances issued by a Person residing in Canada or the United States and not referred to in clauses (a) or (b) above or clause (d) below, and maturing not more than one year from the date of issuance which, at the time of acquisition, is accorded a short-term credit rating of at least A-1 by Standard & Poor’s, at least P-1 by Moody’s or at least R-1(middle) by DBRS, and, in respect of Canadian asset-backed commercial paper that is based on a DBRS rating, provided that such asset-backed commercial paper is issued by a Person appearing on the list of “Global Liquidity Standard for ABCP Issuers” published and maintained by DBRS (for so long as such list is in existence and is continually being updated);

(d)                                 (i) certificates of deposit maturing not more than one year from the date of issuance thereof, issued by a bank or trust company organized under the laws of the United States, any state thereof, or Canada or any province thereof or (ii) Principal Currency certificates of deposit maturing not more than one year from the date of acquisition and issued by a bank in a Principal Jurisdiction; in all cases having capital, surplus and undivided profits aggregating at least U.S.$500,000,000 (or the equivalent thereof in Canadian Dollars or in the currency of such Principal Jurisdiction) and whose short-term credit rating is, at the time of acquisition, accorded a short-term credit rating of at least A-1 by Standard & Poor’s, at least P-1 by Moody’s or at least R-1(middle) by DBRS;

(e)                                  any repurchase agreement having a term of 30 days or less entered into with any Person satisfying the criteria set forth in clause (d) above, which is secured by a fully perfected security interest in any obligation of the type described in clauses (a) or

(b) above and has a market value at the time such repurchase agreement is entered into of not less than 100% of the repurchase obligation of such commercial banking institution thereunder; and

(f)                                   investments in any security issued by an investment company registered under section 8 of the United States Investment Company Act of 1940 (15 U.S.C. 80a-8) that is a money market fund in compliance with all applicable requirements of SEC Rule 2a-7 (17 CFR 270.2a-7).

“Change of Control” means (a) the acquisition, directly or indirectly, by any means whatsoever, by any Person, or group of Persons acting jointly or in concert, (collectively, an “offeror”) of beneficial ownership of, or the power to exercise control or direction over, or securities convertible or exchangeable into, any securities of the Company carrying in aggregate (assuming the exercise of all such conversion or exchange rights in favor of the offeror) more than 50% of the aggregate votes represented by the voting stock then issued and outstanding or otherwise entitling the offeror to elect a majority of the board of directors of the Company; or (b) the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the board of directors of the Company, or the election or appointment of new directors comprising one-half or more of the total number of members of the board of directors in office immediately following such election or appointment; unless, in any such case, the nomination of such directors for election or their appointment is approved by the board of directors of the Company in office immediately preceding such nomination or appointment in circumstances where such nomination or appointment is made other than as a result of a dissident public proxy solicitation, whether actual or threatened.

“Closing” is defined in Section 3.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“Company” is defined in the first paragraph of this Agreement.

“Competitor” means any Person (other than the Company or any Subsidiary) that is engaged in any aspect of the Core Business and/or other activities reasonably related thereto, provided that:

(a)                                 the provision of investment advisory services by an Institutional Investor to a Plan or Non-U.S. Plan which is owned or controlled by a Person which would otherwise be a Competitor shall not of itself cause the Institutional Investor providing such services to be deemed to be a Competitor if such Institutional Investor has established procedures which will prevent confidential information supplied to such Institutional Investor by the Company or its Subsidiaries from being transmitted or otherwise made available to such Plan or Non-U.S. Plan or the Person owning or controlling such Plan or Non-U.S. Plan; and

(b)                                 in no event shall an Institutional Investor which maintains passive investments in any Person which is a Competitor be deemed a Competitor if such

Institutional Investor has established procedures which will prevent Confidential Information supplied to such Institutional Investor by the Company or its Subsidiaries from being transmitted or otherwise made available to a Competitor, it being agreed that the normal administration of the investment and enforcement thereof shall be deemed not to cause such Institutional Investor to be a Competitor.

“Confidential Information” is defined in Section 21.

“Consolidated Hedging Exposure” means the aggregate of all amounts that would be payable to all Persons by the Company and its Subsidiaries or to the Company and its Subsidiaries, on the date of determination, taking into account all legally enforceable netting arrangements, pursuant to each ISDA Master Agreement between the Company and each such Person and each Subsidiary and each such Person, as if all Derivative Instruments under such ISDA Master Agreements were being terminated on that day.

“Consolidated Total Assets” means, as of any date, the total assets of the Company and the Subsidiary Guarantors as of such date, as determined in accordance with GAAP.

“Constating Documents” means, with respect to any Person, its articles or certificate of incorporation, amendment, amalgamation, continuance or association, memorandum of association, declaration of trust, partnership agreement, limited liability company agreement or other similar document, as applicable, and all unanimous shareholder agreements, other shareholder agreements, voting trust agreements and similar arrangements applicable to the Person’s Equity Interests which bind such Person, and by-laws, all as amended, supplemented, restated or replaced from time to time.

“Controlled Entity” means any Person Controlled by the Company.  As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Core Business” means the development, construction and operation of mining properties and any operation relating to mining, including the manufacturing, processing or refining of products produced from mining operations and properties, and the sale of products produced from or in connection with mining operations and properties, and the financing related thereto.

“DBRS” means DBRS Ltd., together with any relevant local affiliates thereof and any successor to any of the foregoing.

“Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

“Default Rate” means, with respect to any Note, that rate of interest that is the greater of (i) 2.0% per annum above the rate of interest stated in clause (a) of the first paragraph of such Note and (ii) 2.0% over the rate of interest publicly announced by Bank of America, N.A. in New York, New York as its “base” or “prime” rate.

“Derivative Instrument” means an agreement entered into from time to time by a Person in order to control, fix or regulate currency exchange, commodity price or interest rate fluctuations, including a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions and any combination of these transactions).

“Disclosure Documents” is defined in Section 5.3.

“Disposition” is defined in Section 10.7.

“EBITDA” means, for any period, on a consolidated basis, an amount equal to the Company’s revenue from the sale of product from mines, less:  (a) onsite and offsite cash operating costs for such period; (b) cash general and administrative expenses for such period; (c) cash capital taxes for such period; and (d) cash reclamation expenditures for such period; each component of which is to be calculated in accordance with GAAP consistently applied.

“Environmental Laws” means any and all applicable Federal, state, local, and foreign statutes, laws, regulations, ordinances, and binding rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to Hazardous Materials.

“Equity Interests” means, with respect to any Person, all shares, interests, units, trust units, partnership, membership or other interests, participations or other equivalent rights in the Person’s equity or capital, however designated, whether voting or non voting, whether now outstanding or issued after the date of Closing, together with warrants, options or other rights to acquire any such equity interests of such Person and securities convertible into or exchangeable for any such equity interests of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“ERISA Affiliate” means any trade or business  (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code.

“Event of Default” is defined in Section 11.

“GAAP” means generally accepted accounting principles (including International Financial Reporting Standards, as applicable if and only to the extent adopted by the Company) as in effect from time to time in the United States.

“Goldex Mine” means the Goldex mining operations and property owned directly or indirectly by the Company or a Subsidiary and located in or around the City of Vald’Or, Quebec, as presently constituted and as the same may be developed or expanded from time to time, and any replacements, substitutions and modifications thereof permitted hereunder, together with all easements, rights of way, rights, titles or interests of every kind and description which the Company or a Subsidiary has rights to, or otherwise owns or controls, relating to or acquired in connection with such operations, properties and claims.

“Governmental Authority” means

(a)                                 the government of

(i)                                     the United States of America or Canada or any State, Province or other political subdivision of either thereof, or

(ii)                                  any other jurisdiction in which the Company or any Subsidiary Guarantor conducts all or any part of its business, or which asserts jurisdiction over any properties of the Company or any Subsidiary Guarantor, or

(b)                                 any entity of or within the jurisdictions referenced in clauses (i) or (ii) above exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

“Guaranty” means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a)                                 to purchase such indebtedness or obligation or any property constituting security therefor;

(b)                                 to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(c)                                  to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(d)                                 otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other liabilities of the obligor under any Guaranty, the indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

“Hazardous Materials” means any and all pollutants, toxic or hazardous wastes or other substances that might pose a hazard to human health and safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage or filtration of which, in each case, is or shall be restricted, prohibited or penalized by any Environmental Law, including, without limitation, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum products, lead based paint, radon gas or similar restricted, prohibited or penalized substances.

“holder” means, with respect to any Note the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 14.1; provided, however, that if such Person is a nominee, then for the purposes of Sections 7, 12, 18.2 and 19 and any related definitions in this Schedule B, “holder” shall mean the beneficial owner of such Note whose name and address appears in such register.

“Indebtedness” means, with respect to a Person, without duplication, the aggregate of the following amounts, each calculated in accordance with GAAP, unless the context otherwise requires:

(a)                                 all obligations that would be considered to be indebtedness for borrowed money (including, without limitation, by way of overdraft and drafts or orders accepted representing extensions of credit), and all obligations (whether or not with respect to the borrowing of money) that are evidenced by bonds, debentures, notes or other similar instruments;

(b)                                 reimbursement obligations under bankers’ acceptances and contingent obligations of such Person in respect of any letter of credit, letters of guarantee, bank guarantee, surety bond, performance bond and similar instruments;

(c)                                  all liabilities upon which interest charges are paid or are customarily paid by that Person;

(d)                                 any Equity Interests of that Person (or of any Subsidiary of that Person) which Equity Interests, by their terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, prior to the maturity date of the Series B Notes, for cash or securities constituting Indebtedness (read without reference to this clause (d)) unless the issuer of such Equity Interests has by the terms of such Equity Interests the option of repaying such amounts or retiring or exchanging such Equity Interests with Equity Interests not convertible or exchangeable or redeemable for Indebtedness (read without reference to this clause (d));

(e)                                  all Capital Lease Obligations, obligations under Synthetic Leases, obligations under sale and leaseback transactions (unless the lease component of the sale and leaseback transaction is an operating lease) and indebtedness under arrangements relating to purchase money liens and other obligations in respect of the deferred purchase price of property and services; and

(f)                                   the amount of the contingent obligations under any Guaranty (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) or other agreement assuring payment of any obligation in any manner of any part or all of an obligation of another Person of the type included in clauses (a) through (e) above;

other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices.

“Institutional Investor” means (a) any Purchaser of a Note, (b) any holder of a Note holding (together with one or more of its affiliates) more than 5% of the aggregate principal amount of the Notes then outstanding, (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, and (d) any Related Fund of any holder of any Note.

“ISDA Master Agreement” means the 1992 ISDA Master Agreement (Multi-Currency - Cross Border) or the 2002 ISDA Master Agreement, each as published by the International Swaps and Derivatives Association, Inc. and, where the context permits or requires, includes all schedules, supplements, annexes and confirmations attached thereto or incorporated therein, as such agreement may be amended, supplemented or replaced from time to time.

“Kittila Mine” means the Kittila mining operations and property owned directly or indirectly by the Company or a Subsidiary and located in or around Kittila, Finland, as presently constituted and as the same may be developed or expanded from time to time, and any replacements, substitutions and modifications thereof permitted hereunder, together with all easements, rights of way, rights, titles or interests of every kind and description which the Company or a Subsidiary has rights to, or otherwise owns or controls, relating to or acquired in connection with such operations, properties and claims.

“Lapa Mine” means the Company’s Lapa mining operations and property owned directly or indirectly by the Company or a Subsidiary and located approximately 11 kilometers east of the LaRonde Mine, as presently constituted and as the same may be developed or expanded from time to time, and any replacements, substitutions and modifications thereof permitted hereunder, together with all easements, rights of way, rights, titles or interests of every kind and description which the Company or a Subsidiary has rights to, or otherwise owns or controls, relating to or acquired in connection with such operations, properties and claims.

“LaRonde Mine” means the LaRonde mining operations and property owned directly or indirectly by the Company or a Subsidiary and located in or around Cadillac and Bousquet, Quebec, as presently constituted and as the same may be developed or expanded from time to time, and any replacements, substitutions and modifications thereof permitted hereunder, together with all easements, rights of way, rights, titles or interests of every kind and description which the Company or a Subsidiary has rights to, or otherwise owns or controls, relating to or acquired in connection with such operations, properties and claims.

“Lien” means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).

“Major Credit Facility” means (a) the U.S.$1,200,000,000 Second Amended and Restated Credit Agreement, dated as of August 4, 2011, among the Company, as borrower, the guarantors party thereto from time to time, the lenders party thereto from time to time and The Bank of Nova Scotia, as administrative agent, together with any agreement(s) renewing, refinancing, refunding or replacing the foregoing, and as any of the foregoing may be amended, restated, supplemented or otherwise modified from time to time and (b) at any time that any agreement described in clause (a) above ceases to be outstanding, any other primary bank lending agreement(s) or facilit(y/ies) of the Company and its Subsidiaries as a whole.

“Make-Whole Amount” is defined in Section 8.9.

“Material” means material in relation to the business, operations, affairs, financial condition, assets, properties or prospects of the Company and its Subsidiaries taken as a whole.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Company and its Subsidiaries taken as a whole, or (b) the ability of the Company and the Subsidiary Guarantors, taken as a whole, to perform their respective obligations under this Agreement, the Notes or any Subsidiary Guarantee (as applicable), or (c) the validity or enforceability of this Agreement, the Notes or any Subsidiary Guarantee.

“Material Assets” means (a) the Mines and all other present and after-acquired property and assets used in connection with or relating to the Mines or any other operating mine, development stage mine project or facility for the extraction or processing of ore (including all corresponding underground and surface facilities and infrastructure and all related plant, buildings, fixtures, equipment, chattels and machinery), whether situate on or off such mine, development stage mine project or facility, and all replacements, substitutions and additions thereto and (b) the Subsidiary Guarantors.

“Meadowbank Mine” means the Meadowbank mine development project and the related mining operations and property owned directly or indirectly by the Company or a Subsidiary and located in or around the Kivalliq district of Nunavut, as presently constituted and as the same may be developed or expanded from time to time, and any replacements, substitutions and modifications thereof permitted hereunder, together with all easements, rights of way, rights, titles or interests of every kind and description which the Company or a

Subsidiary has rights to, or otherwise owns or controls, relating to or acquired in connection with such operations, properties and claims.

“Mexican Pledge” means the pledge by Tenedora Agnico Eagle Mexico S.A. de C.V. of the common shares of Agnico Eagle Mexico, S.A. de C.V. to Agnico Eagle Mines Mexico Cooperatie U.A. to secure an interest-bearing loan made by Agnico Eagle Mines Mexico Cooperatie U.A. to Agnico Eagle Mexico, S.A. de C.V.

“Mines” means the Goldex Mine, the Kittila Mine, the LaRonde Mine, the Lapa Mine, the Meadowbank Mine and the Pinos Altos Mine.

“Modified Make-Whole Amount” is defined in Section 8.9.

“Moody’s” means Moody’s Investors Service, Inc., together with any relevant local affiliates thereof and any successor to any of the foregoing.

“NAIC” means the National Association of Insurance Commissioners or any successor thereto.

“Non-U.S. Plan” means any plan, fund or other similar program that (a) is established or maintained outside the United States of America by the Company or any Subsidiary primarily for the benefit of employees of the Company or one or more Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and (b) is not subject to ERISA or the Code.

“Note Purchase Facility” means (a) the Note Purchase Agreement between the Company and the purchasers party thereto dated as of April 7, 2010, (b) the Note Purchase Agreement between the Company and the purchasers party thereto dated as of July 24, 2012, (c) the Note Purchase Agreement between the Company and the purchaser party thereto dated September 30, 2015, (d) this Agreement and (e) any other note purchase agreement or similar such agreement entered into by the Company that is similar in form and substance to this Agreement, each as may be amended, restated, supplemented or otherwise modified from time to time.

“Notes” is defined in Section 1.

“OFAC” is defined in Section 5.16(a).

“OFAC Listed Person” is defined in Section 5.16(a).

“OFAC Sanctions Program” means any economic or trade sanction that OFAC is responsible for administering and enforcing.  A list of OFAC Sanctions Programs may be found at http://www.ustreas.gov/offices/enforcement/ofac/programs/.

“Officer’s Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.

“Other Supported Agreements” means all agreements or arrangements (including Guaranties) entered into or made from time to time by the Company or any Subsidiary Guarantor in connection with (a) cash consolidation, cash management and electronic funds transfer arrangements between the Company or any Subsidiary Guarantor and any lender or an Affiliate of a lender under a Major Credit Facility and (b) doré purchase agreements between the Company or any Subsidiary Guarantor and any lender or an Affiliate of a lender under a Major Credit Facility.

“Other Supported Obligations” means all obligations of the Company or any Subsidiary Guarantor to any Other Supported Party under or in connection with the Other Supported Agreements and all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Company or any Subsidiary Guarantor to any Other Supported Party in any currency or remaining unpaid by the Company or any Subsidiary Guarantor to any Other Supported Party in any currency under or in connection with the Other Supported Agreements, whether arising from dealings between any Other Supported Party and the Company or any Subsidiary Guarantor or from any other dealings or proceedings by which any Other Supported Party may be or become in any manner whatever creditors of the Company or any Subsidiary Guarantor under or in connection with the Other Supported Agreements, and wherever incurred, and whether incurred by the Company or any Subsidiary Guarantor alone or with another or others and whether as principal or surety, and all interest, fees, commissions, legal and other costs, charges and expenses.

“Other Supported Party” means, at any time, an agent or a lender or an Affiliate of an agent or a lender under a Major Credit Facility which at such time is a creditor under or in connection with an Other Supported Agreement.

“Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, business entity or Governmental Authority.

“Pinos Altos Mine” means the Pinos Altos mining operations and property owned by the Company or a Subsidiary and located in or around the municipality of Ocampo in the state of Chihuahua, Republic of Mexico, as presently constituted and as the same may be developed or expanded from time to time, and any replacements, substitutions and modifications thereof permitted hereunder, together with all easements, rights of way, rights, titles or interests of every kind and description which the Company or a Subsidiary has rights to, or otherwise owns or controls, relating to or acquired in connection with such operations, properties and claims.

“Plan” means an “employee benefit plan” (as defined in section 3(3) of ERISA) subject to Title I of ERISA that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

“Principal Currency” means each of Canadian Dollars, U.S. Dollars, Euros, British pounds, Swiss francs and Swedish kronor.

“Principal Jurisdiction” means each of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

“Process Agent” is defined in Section 4.10.

“property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

“Purchaser” is defined in the first paragraph of this Agreement.

“Qualified Institutional Buyer” means any Person who is a “qualified institutional buyer” within the meaning of such term as set forth in Rule 144A(a)(1) under the Securities Act.

“Related Fund” means, with respect to any holder of any Note, any fund or entity that (a) invests in securities or bank loans, and (b) is advised or managed by such holder, the same investment advisor as such holder or by an affiliate of such holder or such investment advisor.

“Required Holders” means, at any time, the holders of a majority in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company, any of its Affiliates, any of its Associates or any Person of which it is an Associate).

“Responsible Officer” means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Senior Financial Officer” means the chief financial officer, principal accounting officer, treasurer or comptroller of the Company.

“Series A Notes” is defined in Section 1.

“Series B Notes” is defined in Section 1.

“Series C Notes” is defined in Section 1.

“Shareholders’ Equity” means, at any time, the amount which would, in accordance with GAAP, be classified on the consolidated balance sheet of the Company at such time as shareholders’ equity of the Company.

“Standard & Poor’s” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., together with any relevant local affiliates thereof and any successor to any of the foregoing.

“Subsidiary” means, with respect to a Person, another Person if, but only if, (a) the other Person is controlled by, (i) the first Person, or (ii) the first Person and one or more Persons each of which is controlled by the first Person, or (iii) two or more Persons each of which is controlled by the first Person; or (b) the other Person is a subsidiary of a Person that is the first Person’s subsidiary.  For purposes of this definition, a Person shall be deemed to be controlled by another Person or by two or more Persons if, but only if, (a) voting securities of the first Person carrying more than 50% of the votes for the election of directors are held, other than by way of security only, by or for the benefit of such other Person, and (b) the votes carried by such securities are sufficient, if exercised, to elect a majority of the board of directors of the first Person.  Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of the Company.

“Subsidiary Guarantee” means a Guaranty of a Subsidiary Guarantor of the obligations of the Company under this Agreement and the Notes, substantially in the form of Exhibit 9.8 (provided that, to the extent that the provisions of Section 9.8(d) relating to a limited Subsidiary Guarantee are applicable, such form may be adjusted to provide for the relevant limitations).

“Subsidiary Guarantee Conditions” means, with respect to any Subsidiary Guarantee and any Subsidiary Guarantor, the delivery to the holders of the Notes of (i) a certificate signed by a director or an appropriate officer of such Subsidiary Guarantor confirming that such Subsidiary Guarantor is, and after giving such Subsidiary Guarantee will be, able to pay its debts as they become due and payable, and otherwise solvent and will not become insolvent because of it entering into such Subsidiary Guarantee or the doing of any act for the purpose of giving effect to such Subsidiary Guarantee and (ii) any agreements, certificates and/or legal opinions as may reasonably be required by, and as shall be reasonably acceptable to, the Required Holders in order to establish that the obligations of such Subsidiary Guarantor under such Subsidiary Guarantee shall rank in right of payment either pari passu or senior to all other senior unsecured Indebtedness of such Subsidiary Guarantor.

“Subsidiary Guarantor” means any Subsidiary that has executed and delivered a Subsidiary Guarantee and has not ceased to be a Subsidiary Guarantor pursuant to Section 9.8(c).

“SVO” means the Securities Valuation Office of the NAIC or any successor to such Office.

“Synthetic Lease” means, at any time, any lease (including leases that may be terminated by the lessee at any time) of any property (a) that is accounted for as an operating lease under GAAP and (b) in respect of which the lessee retains or obtains ownership of the property so leased for income tax purposes, other than any such lease under which such Person is the lessor.

“Tangible Net Worth” means, at the date of determination, the aggregate value of the Company’s then stated share capital, other paid-in capital and contributed surplus (but excluding any deficit or shares of the Company held by any of its Subsidiaries) less the aggregate value of all intangibles (including, without limitation, goodwill) all as determined on a consolidated basis in accordance with GAAP consistently applied.

“Tax” means any tax (whether income, documentary, sales, stamp, registration, issue, capital, property, excise or otherwise), duty, assessment, levy, impost, fee, compulsory loan, charge or withholding.

“Taxing Jurisdiction” is defined in Section 13.

“Total Debt” means, at any time, all Indebtedness of the Company on a consolidated basis (which shall, for purposes of this definition, include the Consolidated Hedging Exposure owed by the Company and its Subsidiaries).

“Total Net Debt” means Total Debt less Unencumbered Cash.

“Total Net Debt to EBITDA Ratio” means, for any period, the ratio of Total Net Debt to EBITDA.

“U.S. Dollars” or “U.S.$” means lawful money of the United States of America.

“Unencumbered Cash” means all cash and Cash Equivalents held by the Company and its Subsidiaries in the Principal Jurisdictions that are not subject to any Lien by any Person, other than inchoate Liens which arise by statute or operation of law, in each case, on an involuntary basis.  For the avoidance of doubt, any cash or Cash Equivalents held by any joint ventures that is proportionately consolidated into the Company’s balance sheet shall not constitute Unencumbered Cash.

“USA PATRIOT Act” means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Wholly-Owned Subsidiary” means, at any time, any Subsidiary all of the equity interests (except directors’ qualifying shares) and voting interests of which are owned by any one or more of the Company and the Company’s other Wholly-Owned Subsidiaries at such time.

SCHEDULE 5.3

DISCLOSURE MATERIALS

1.                                      Annual Report of the Company on Form 40-F for the fiscal year ended December 31, 2015.

2.                                      Annual Report of the Company on Form 40-F for the fiscal year ended December 31, 2014.

3.                                      Annual Report of the Company on Form 40-F for the fiscal year ended December 31, 2013.

4.                                      Annual Report of the Company on Form 20-F for the fiscal year ended December 31, 2012.

5.                                      Press Release of the Company dated April 28, 2016 with respect to the Company’s operating and financial results for the fiscal quarter ended March 31, 2016.

6.                                      Offering Letter dated May 26, 2016 from Bank of America Merrill Lynch and Citigroup Global Markets Inc. to prospective investors in the Notes.

SCHEDULE 5.4

SUBSIDIARIES OF THE COMPANY, OWNERSHIP OF SUBSIDIARY STOCK, DIRECTORS AND SENIOR OFFICERS

[See attached.]

AGNICO EAGLE MINES LIMITED
(Ontario)
(NYSE, TSX: AEM)
100%
Genex Exploration Corp. (Yukon)
1715495 Ontario Inc. (Ontario)
Agnico Eagle (USA) Limited (Nevada)
2421481 Ontario Inc. (Ontario)
Urastar Gold Corp. (British Columbia)
Penna Insurance Inc. (Barbados)
Cayden Resources (USA) Inc. (Nevada)
1641315 Ontario Inc. (Ontario)
Grayd Resources (USA) Inc. (Nevada)
51%
0901223 B.C. Ltd. (British Columbia)
99.99%
0.01%
Agnico Eagle (Barbados) Limited (Barbados)
Agnico Eagle Mines Sweden Cooperatie U.A. (Netherlands)
West Pequop Project LLC (Nevada)
AEUS LLC (Nevada)
50%
Canadian Malartic Corporation (Ontario)
Femiso Minerales de Sonora, S. de R.L. de C.V. (Mexico)
Urastar Energy Mexico, S. de R.L. de C.V. (Mexico)
Urastar Nevada Inc. (Nevada)
Servicios Agnico Eagle Mexico, S.A. de C.V. (Mexico)
Agnico Eagle Mines Mexico Cooperatie U.A. (Netherlands)
Servicios Pinos Altos, S.A. de C.V. (Mexico)
Minera Azor Dorado, S.A. de C.V. (Mexico)
Agnico Eagle Sweden AB (Sweden)
Pequop Exploration LLC (Nevada)
8895775 Canada Inc. (Canada)
Tenedora Agnico Eagle Mexico, S.A. de C.V. (Mexico)
Agnico Eagle Finland Oy (Finland)
Gunnarn Mining AB (Sweden)
55%
78.267%
0.01%
10.866%
Canadian Malartic GP
23.34%
1.05%
75.61%
Agnico Eagle Mexico, S.A. de C.V. (Mexico)
Servicios Agnico del Pacifico, S.A. de C.V. (Mexico)
REMI Agnico, S.A. de C.V., SOFOM, E.N.R. (Mexico)
Gunnarn Exploration AB (Sweden)
Soltoro Resources Ltd. (Canada)
Cayden Resources S.A. de C.V. (Mexico)
Agnico Resources, S.A. de C.V. (Mexico)
Minera Agave, S.A. de C.V. (Mexico)
68.30%
31.61%
Soltoro, S.A. de C.V. (Mexico)
Minas Chaparral, S.A. de C.V. (Mexico)
L.C. Mines, S.A. de C.V. (Mexico)
Agnico Sonora, S.A. de C.V. (Mexico)

Mine Ownership:
Agnico Eagle Mines Limited – *La Ronde, Lapa, Goldex, Meadowbank, Meliadine, Amaruq*
Agnico Eagle Finland Oy – *Kittila*
Agnico Eagle Mexico S.A. de C.V. – *Pinos Altos, Creston Mascota*
Agnico Sonora S.A. de C.V. – *La India*
Canadian Malartic GP – *Canadian Malartic*

Notes:
1. Shading denotes a subsidiary guarantor under Second Amended and Restated Credit Agreement and other indebtedness documentation.
2. *De minimis* ownership interests are indicated by dotted lines and stated percentages are indicative only.
3. Femiso Minerales de Sonora S. de R.L. de C.V. and Urastar Energy Mexico, S. de R.L. de C.V. each hold a *de minimis* equity interest in each other.

Tor# 3302832.1

Directors and Senior Officers of Agnico Eagle Mines Limited

Name	Title
James D. Nasso	Chairman
Sean Boyd	Vice-Chairman and Chief Executive Officer
Ammar Al-Joundi	President
Dr. Leanne M. Baker	Director
Martine A. Celej	Director
Robert J. Gemmell	Director
Mel Leiderman	Director
Deborah McCombe	Director
Dr. Sean Riley	Director
J. Merfyn Roberts	Director
Jamie Sokalsky	Director
Howard R. Stockford	Director
Pertti Voutilainen	Director
David Smith	Senior Vice-President, Finance and Chief Financial Officer
Donald G. Allan	Senior Vice-President, Corporate Development
Alain Blackburn	Senior Vice-President, Exploration
Picklu Datta	Senior Vice-President, Treasury and Finance
Louise Grondin	Senior Vice-President, Environment, Sustainable Development and People
Timothy Haldane	Senior Vice-President, Operations — USA & Latin America
R. Gregory Laing	General Counsel, Senior Vice-President, Legal and Corporate Secretary
Marc Legault	Senior Vice-President, Project Evaluations
Jean Robitaille	Senior Vice-President, Business Strategy and Technical Services
Yvon Sylvestre	Senior Vice-President, Operations — Canada & Europe

SCHEDULE 5.5

FINANCIAL STATEMENTS

Audited Consolidated Annual Financial Statements of the Company as of December 31, 2012.

Audited Consolidated Annual Financial Statements of the Company as of December 31, 2013.

Audited Consolidated Annual Financial Statements of the Company as of December 31, 2014.

Audited Consolidated Annual Financial Statements of the Company as of December 31, 2015.

SCHEDULE 5.7

REQUIRED GOVERNMENTAL AUTHORIZATIONS, ETC.

None.

SCHEDULE 5.12

ERISA PLANS

1.                                      Agnico Eagle (USA) Limited 401(k) Profit Sharing Plan effective January 1, 2010

SCHEDULE 5.15

EXISTING INDEBTEDNESS; FUTURE LIENS

5.15 (a)

I. Major Credit Facility

1.                                                                                      The U.S.$1,200,000,000 Second Amended and Restated Credit Agreement dated as of August 4, 2011, as amended by an Amendment No. 1 dated as of July 20, 2012, as further amended by an Amendment No. 2 dated as of September 8, 2014, as further amended by an Amendment No. 3 dated September 30, 2015, and as the same may be further amended, restated, supplemented or otherwise modified from time to time, among the Company, as borrower, the guarantors party thereto from time to time, the lenders party thereto from time to time, The Bank of Nova Scotia, as administrative agent, The Toronto Dominion Bank, as syndication agent, Bank of Montreal, as co-documentation agent, and Canadian Imperial Bank of Commerce, as co-documentation agent.  As at March 31, 2016, the Company’s outstanding balance under the Major Credit Facility was $210.0 million.

2.                                                                                      Each of the Subsidiary Guarantors included in Schedule 5.4 have provided guarantees in connection with the Major Credit Facility.

II. Notes

3.                                                                                      U.S.$115,000,000 aggregate principal amount of 6.13% Series A Senior Notes due 2017, U.S.$360,000,000 aggregate principal amount of 6.67% Series B Senior Notes due 2020 and U.S.$125,000,000 aggregate principal amount of 6.77% Series C Senior Notes due 2022 issued under a Note Purchase Agreement dated as of April 7, 2010, as amended by a First Amendment dated as of July 23, 2013 and as the same may be further amended, restated, supplemented or otherwise modified from time to time, between the Company and the purchasers thereunder.

4.                                                                                      U.S.$100,000,000 aggregate principal amount of 4.87% Series A Senior Notes due 2022 and U.S.$100,000,000 aggregate principal amount of 5.02% Series B Senior Notes due 2024 issued under a Note Purchase Agreement dated as of July 24, 2012, as the same may be amended, restated, supplemented or otherwise modified from time to time, between the Company and the purchasers thereunder.

5.                                                                                      U.S.$50,000,000 aggregate principal amount of 4.15% Senior Notes due 2025 issued under a Note Purchase Agreement dated as of September 30, 2015, as the same may be amended, restated, supplemented or otherwise modified from time to time, between the Company and the purchaser thereunder.

6.                                                                                      Each of the Subsidiary Guarantors included in Schedule 5.4 have provided guarantees in connection with the notes listed above.

III. Uncommitted Letter of Credit Facilities

7.                                                                                      The Cdn.$250,000,000 Credit Agreement dated as of June 26, 2012, as amended by an Amendment No. 1 dated as of November 5, 2013, as further amended by an Amendment No. 2 dated as of September 8, 2014, as further amended by an Amendment No. 3 dated as of August 22, 2014, as further amended by an Amendment No. 4 dated as of July 31, 2015, as further amended by an Amendment No. 5 dated as of October 28, 2015, and as the same may be further amended, restated, supplemented or otherwise modified from time to time, among the Company, as borrower, the guarantors party thereto from time to time and The Bank of Nova Scotia, as lender.  As at March 15, 2016, there was approximately Cdn.$239 million in the aggregate drawn under the facility.

8.                                                                                      Each of the Subsidiary Guarantors included in Schedule 5.4, other than Agnico Eagle Mines Mexico Coöperatie U.A. and Agnico Eagle Mines Sweden Coöperatie U.A., have provided guarantees in connection with the aforementioned credit agreement.

9.                                                                                      The Cdn.$150 million uncommitted letter of credit facility dated as of September 23, 2015, as amended on September 25, 2015, and as the same may be amended, restated, supplemented or otherwise modified from time to time, between the Company and The Toronto-Dominion Bank.  Payment and performance of the Company’s obligations under the credit facility are supported by an account performance security guarantee issued by Export Development Canada (‘‘EDC’’) in favour of the lender.  EDC issued the guarantee in connection with a declaration and indemnity dated September 23, 2015 between EDC, the Company and the Subsidiary Guarantors included in Schedule 5.4.  As at March 15, 2016, there was approximately Cdn.$97 million in the aggregate drawn under the facility.

IV. Other

10.                                                                               Credit Agreement dated January 7, 2007, as amended, restated, supplemented or otherwise modified from time to time, between Agnico Eagle Sweden AB and Nordea Bank Finland Plc, in an amount not to exceed €10,000,000.

11.                                                                               Capital Lease Obligations of the Company in connection with certain Liens listed on Schedule 10.5.

5.15(b)

nil

5.15(c)

12.                                                                               The Major Credit Facility contains a negative covenant and financial covenants which restrict the ability of the Company to incur Indebtedness.

13.                                                                               The note purchase agreements listed in Part II above contain financial covenants which restrict the ability of the Company to incur Indebtedness.

14.                                                                               The ISDA Master Agreement dated as of May 4, 2009 between the Company and the Commonwealth Bank of Australia includes a termination event based on a breach of the financial covenants included in the Major Credit Facility.

SCHEDULE 10.5

EXISTING LIENS

Registrations Against Agnico Eagle Mines Limited Under
the Personal Property Security Act (Ontario)

Secured Party	Registration Details	Collateral
Xerox Canada Ltd. 33 Bloor St. E., 3rd Floor Toronto, ON M4W 3H1	Registration No. 20101018 1706 1462 2947 (6 years) (Ref. File No. 665236278)	Photocopy equipment.
Xerox Canada Ltd. 33 Bloor St. E., 3rd Floor Toronto, ON M4W 3H1	Registration No. 20101018 1706 1462 2959 (6 years) (Ref. File No. 665236395)	Photocopy equipment.
Xerox Canada Ltd. 33 Bloor St. E., 3rd Floor Toronto, ON M4W 3H1	Registration No. 20110315 1424 1462 7562 (6 years) (Ref. File No. 668291949)	Photocopy equipment.
Xerox Canada Ltd. 33 Bloor St. E., 3rd Floor Toronto, ON M4W 3H1	Registration No. 20121026 1406 1462 7785 (4 years) (Ref. File No. 682448229)	Photocopy equipment.
Xerox Canada Ltd. 33 Bloor St. E., 3rd Floor Toronto, ON M4W 3H1	Registration No. 20140617 1403 1462 7943 (6 years) (Ref. File No. 697195575)	Photocopy equipment.
Xerox Canada Ltd. 33 Bloor St. E., 3rd Floor Toronto, ON M4W 3H1	Registration No. 20151019 1405 1462 3249 (6 years) (Ref. File No. 710970363)	Photocopy equipment.

Registrations Against 2421451 Ontario Inc. Under
the Personal Property Security Act (Ontario)

Secured Party	Registration Details	Collateral
Caterpillar Financial Services Limited 3457 Superior Court, Unit 2 Oakville, ON L6L 0C4	Registration No. 20141006 1418 8077 4249 (7 years) (Ref. File No. 700464375)	One Caterpillar 793F off highway truck, serial number CAT0793FJSSP01002, and one Caterpillar 793F off highway truck, serial number CAT0793FCSSP00997.

Registrations Against Agnico Eagle Mines Limited
in the Register of Personal and Moveable Real Rights — Québec

Secured Party	Registration Details	Collateral
Bal Global Finance Canada Corporation 200 Front Street West, Suite 2500 Toronto, ON M5V 3L2	Registered July 6, 2009 (expiry June 30, 2019) under Registration No. 09-0401160-0001

All personal and movable
property, including drilling and
mining equipment described in the
leasing schedule to the lease referred to in the registration, such equipment being located at the Goldex mine.

Bal Global Finance Canada Corporation 200 Front Street West, Suite 2500 Toronto, ON M5V 3L2	Registered July 6, 2009 (expiry June 30, 2019) under Registration No. 09-0401160-0002

All personal and movable
property, including drilling and
mining equipment described in the
leasing schedule to the lease referred to in the registration, such equipment being located at the Goldex mine.

Bal Global Finance Canada Corporation 200 Front Street West, Suite 2500 Toronto, ON M5V 3L2	Registered July 6, 2009 (expiry June 30, 2019) under Registration No. 09-0401160-0003

All personal and movable
property, including drilling and
mining equipment described in the
leasing schedule to the lease referred to in the registration, such equipment being located at the Goldex mine.

Bal Global Finance Canada Corporation 200 Front Street West, Suite 2500 Toronto, ON M5V 3L2	Registered July 6, 2009 (expiry June 30, 2019) under Registration No. 09-0401160-0004

All personal and movable
property, including drilling and
mining equipment described in the
leasing schedule to the lease referred to in the registration, such equipment being located at the Goldex mine.

The Bank of Nova Scotia 20 Queen Street West, 4th Floor Toronto, ON M5H 3R3	Registered July 20, 2009 (expiry July 20, 2018) under Registration No. 09-0439986-0001	One Toro 50 underground haulage truck, serial number T9050444, and one LH514 underground LHD, serial number L914D311.
The Bank of Nova Scotia 20 Queen Street West, 4th Floor Toronto, ON M5H 3R3	Registered July 24, 2009 (expiry July 23, 2018) under Registration No. 09-0452727-0011	Various pieces of drilling and mining equipment.
Les services financiers Caterpillar Limitée 5575 North Service Road, Suite 600 Burlington, ON L7L 6M1	Registered May 4, 2011 (expiry April 21, 2021) under Registration No. 11-0315108-0012	One Caterpillar AD30 underground mining truck, serial number CAT0AD30KDXR00393.

Secured Party	Registration Details	Collateral
Hewitt Équipement Limitée 5001 Autoroute Transcanadienne Pointe-Claire, QC H9R 1B8	Registered September 14, 2011 (expiry September 13, 2016) under Registration No. 11-0702596-0001	One Caterpillar 420E backhoe loader, serial number 0DAN01322 .
Hewitt Équipement Limitée 5001 Autoroute Transcanadienne Pointe-Claire, QC H9R 1B8	Registered June 6, 2012 (expiry June 6, 2017) under Registration No. 12-0450653-0001	One Caterpillar R1700 load haul dump truck, serial number SBR00864.
Acklands-Grainger Inc. 90 West Beaver Creek Road Richmond Hill, ON L4B 1E7	Registered October 18, 2012 (expiry October 16, 2017) under Registration No. 12-0856511-0002	Dispensing equipment.
Hewitt Équipement Limitée 5001 Autoroute Transcanadienne Pointe-Claire, QC H9R 1B8	Registered February 1, 2013 (expiry January 31, 2018) under Registration No. 13-0074199-0001	One Caterpillar 906H2 compact wheel loader, serial number 00EE19849.
Hewitt Équipement Limitée 5001 Autoroute Transcanadienne Pointe-Claire, QC H9R 1B8	Registered April 2, 2013 (expiry March 29, 2018) under Registration No. 13-0240311-0001	One Caterpillar AD30 underground mining truck, serial number DXR00501.
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered February 3, 2014 (expiry January 29, 2017) under Registration No. 14-0080178-0019	One Ford F150 truck, serial number 1FTVX1EF9EKD12642.
PNC Equipment Finance 2140-130 King Street West Toronto, ON M5X 1E4	Registered February 20, 2014 (expiry January 27, 2019) under Registration No. 14-0129914-0001	One Caterpillar AD30 ejecteur rock truck, serial number CAT0AD30HDXR00550.
Caterpillar Financial Services Leasing ULC 3457 Superior Court, Unit 2 Oakville, ON L6L 0C4	Registered March 17, 2014 (expiry March 11, 2018) under Registration No. 14-0207298-0004	One Caterpillar R2900 underground loader, serial number CATR2800CJLK01177.
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered April 11, 2014 (expiry April 9, 2017) under Registration No. 14-0299497-0008	One Ford F250 truck, serial number 1FT7W2B67EEA18631.
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered June 3, 2014 (expiry June 1, 2017) under Registration No. 14-0494695-0002	One Ford F250 truck serial number 1FT7X2B62EEA28447.
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered June 5, 2014 (expiry June 3, 2017) under Registration No. 14-0505213-0040	One Ford F250 truck, serial number 1FT7X2B62EEA69547.
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered August 1, 2014 (expiry July 29, 2017) under Registration No. 14-0707559-0026	One Ford F150 truck, serial number 1FTVX1EF7EKD71429.
Acklands-Grainger Inc. 90 West Beaver Creek Road Richmond Hill, ON L4B 1E7	Registered August 28, 2014 (expiry August 28, 2019) under Registration No. 14-0800575-0006	Dispensing equipment.

Secured Party	Registration Details	Collateral
Acklands-Grainger Inc. 90 West Beaver Creek Road Richmond Hill, ON L4B 1E7	Registered August 28, 2014 (expiry August 28, 2019) under Registration No. 14-0800575-0007	Dispensing equipment.
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered October 28, 2014 (expiry October 23, 2017) under Registration No. 14-1007928-0022	One Ford F250 truck, serial number 1FT7W2B62FEA90807.
Gestion Loca Bail Inc. 1132 Route 111 East Amos, QC J9T 1N1	Registered November 4, 2014 (expiry October 27, 2016) under Registration No. 14-1032874-0001	Various pieces of photocopy equipment set forth in the registration.
Gestion Loca Bail Inc. 1132 Route 111 East Amos, QC J9T 1N1	Registered November 4, 2014 (expiry October 27, 2016) under Registration No. 14-1032880-0001	Various pieces of photocopy equipment set forth in the registration.
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered December 23, 2014 (expiry December 18, 2017) under Registration No. 14-1187590-0018	One Ford F250 truck, serial number 1FT7W2B65FEA90803.
Hewitt Équipement Limitée 5001 Autoroute Transcanadienne Pointe-Claire, QC H9R 1B8	Registered January 5, 2015 (expiry December 31, 2019) under Registration No. 14-1202130-0001	One Caterpillar 930K wheel loader, serial number RHN00929.
Hewitt Équipement Limitée 5001 Autoroute Transcanadienne Pointe-Claire, QC H9R 1B8	Registered January 6, 2015 (expiry January 5, 2020) under Registration No. 15-0003269-0001	One Caterpillar 906H compact wheel loader, serial number JRF01565.
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered January 30, 2015 (expiry January 28, 2018) under Registration No. 15-0073184-0003	One Ford F150 truck, serial number 1FTVX1EF8EKG37217.
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered February 5, 2015 (expiry February 3, 2018) under Registration No. 15-0090134-0015	One Ford F150 truck, serial number 1FTVX1EF5EKF11932.
Gestion Loca Bail Inc. 1132 Route 111 East Amos, QC J9T 1N1	Registered June 11, 2015 (expiry June 5, 2019) under Registration No. 15-0544906-0001	One Ricoh MPC3003, serial number E154MA10065.
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered August 12, 2015 (expiry August 9, 2018) under Registration No. 15-0768944-0021	One Ford F150 truck, serial number 1FTFW1EF2FFB52542.
Gestion Loca Bail Inc. 1132 Route 111 East Amos, QC J9T 1N1	Registered September 21, 2015 (expiry September 17, 2019) under Registration No. 15-0916374-0001	Photocopy equipment

Secured Party	Registration Details	Collateral
Accès Industriel Rouyn-Noranda Inc. 780 boul de l`Ùniversite Rouyn-Noranda, QC J9X 7A5	Registered October 29, 2015 (expiry March 1, 2020) under Registration No. 15-1055296-0001	One Manitou Telescopic Lift MLT62575H, serial number 937745
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered November 4, 2015 (expiry November 3, 2018) under Registration No. 15-1077467-0016	One Ford F150 truck, serial number 1FTEX1E82FKD92174
Sandvik Canada Inc.; Sandvik Customer Finance Canada 2550 Meadowvale Blvd, Unit 3, Mississauga, ON L5N 8C2	Registered December 30, 2015 (expiry December 24, 2020) under Registration No. 16-0003839-0001	PMSI over one New Sandvik TH551 Truck, serial number: T551D031
Gestion Loca Bail Inc. 1132 Route 111 East Amos, QC J9T 1N1	Registered December 30, 2015 (expiry December 22, 2019) under Registration No. 16-0004703-0001	Photocopy equipment
Gestion Loca Bail Inc. 1132 Route 111 East Amos, QC J9T 1N1	Registered January 20, 2016 (expiry January 15, 2019) under Registration No. 16-0047813-0001	Photocopy equipment
Hewitt Équipement Limitée 5001 Autoroute Transcanadienne Pointe-Claire, QC H9R 1B8	Registered February 8, 2016 (expiry February 5, 2021) under Registration No. 16-099753-0001	One Caterpillar 302.7D, serial number LJ700191, and one Couplergodetditchpoucegodet, serial number 70007209590714-TH13030112CHMHDGM040221
Sandvik Canada Inc.; Sandvik Customer Finance Canada 2550 Meadowvale Blvd, Unit 3, Mississauga, ON L5N 8C2	Registered February 9, 2016 (expiry February 9, 2021) under Registration No. 16-0107584-0001	PMSI over one New Sandvik Loader LH621, serial number L521D252
Gestion Loca Bail Inc. 1132 Route 111 East Amos, QC J9T 1N1	Registered February 18, 2016 (expiry February 15, 2020) under Registration No. 16-0137382-0001	Photocopy equipment
Ford Credit Canada Limited PO Box 2400 Edmonton, AB T5J 5C7	Registered March 2, 2016 (expiry February 28, 2019) under Registration No. 16-0176253-0034	Vehicles, including parts and accessories attached at the time of delivery, described in one or more supplements to the lease referred to in the registration.
Ford Credit Canada Limited PO Box 2400 Edmonton, AB T5J 5C7	Registered March 2, 2016 (expiry February 28, 2019) under Registration No. 16-0176253-0035	One Ford Transit, serial number 1FTNR2XM1FKA57014

Secured Party	Registration Details	Collateral
Hewitt Équipement Limitée 5001 Autoroute Transcanadienne Pointe-Claire, QC H9R 1B8	Registered March 9, 2016 (expiry February 23, 2021) under Registration No. 16-0197558-0001	One CAT 914K, serial number CD201042
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered March 11, 2016 (expiry March 9, 2019) under Registration No. 16-0207818-0007	One Ford F150 truck, serial number 1FTEX1EF4GKD12311
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered March 11, 2016 (expiry March 9, 2019) under Registration No. 16-0207818-0008	One Ford F250 truck, serial number 1FT7W2B6XGEC08071
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered March 11, 2016 (expiry March 9, 2019) under Registration No. 16-0207818-0009	One Ford F150 truck, serial number 1FTEX1EF5GKD47665
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered April 14, 2016 (expiry April 12, 2019) under Registration No. 16-0328703-0002	One Ford F150 truck, serial number 1FTFW1EG9GFB04384
Gestion Loca Bail Inc. 1132 Route 111 East Amos, QC J9T 1N1	Registered April 18, 2016 (expiry April 12, 2019) under Registration No. 16-0340379-0001	Photocopy equipment
Hardy Ringuette Automobiles Inc. 1842 3ieme Avenue Val-d’Or, QC J9P 4P6	Registered April 22, 2016 (expiry April 20, 2019) under Registration No. 16-0361730-0014	One Ford F150 truck, serial number 1FTFW1EF4GFB57842
Sandvik Canada Inc.; Sandvik Customer Finance Canada 2550 Meadowvale Blvd, Unit 3, Mississauga, ON L5N 8C2	Registered May 13, 2016 (expiry May 13, 2021) under Registration No. 16-0455029-0001	PMSI over one New Sandvik Drill Rig DD422i60C, serial number 115D354281
Gestion Loca Bail Inc. 1132 Route 111 East Amos, QC J9T 1N1	Registered June 1, 2016 (expiry May 27, 2020) under Registration No. 16-0518189-0001	Photocopy equipment
Hewitt Équipement Limitée 5001 Autoroute Transcanadienne Pointe-Claire, QC H9R 1B8	Registered June 3, 2016 (expiry May 10, 2021) under Registration No. 16-0525567-0001	One CAT 906M, serial number H6600220

Registrations Against Agnico Eagle Mines Limited
in the British Columbia Personal Property Registry

Secured Party	Registration Details	Collateral
Caterpillar Financial Services Limited 5575 North Service Road, Suite 600 Burlington, ON L7L 6M1	Registered June 30, 2010 (expiry June 30, 2016) under Registration No. 639580F.	One Terex RH120 front shovel excavator, serial number 120172.
Caterpillar Financial Services Limited 5575 North Service Road, Suite 600 Burlington, ON L7L 6M1	Registered July 6, 2010 (expiry July 6, 2016) under Registration No. 645354F.	Three Caterpillar 785D rock trucks.
Caterpillar Financial Services Limited 5575 North Service Road, Suite 600 Burlington, ON L7L 6M1	Registered August 7, 2013 (expiry August 7, 2018) under Registration No. 495713H.	One Terex RH120 front shovel excavator, serial number 120172.
Caterpillar Financial Services Limited 5575 North Service Road, Suite 600 Burlington, ON L7L 6M1	Registered August 9, 2013 (expiry August 9, 2018) under Registration No. 501195H.	Three Caterpillar 785D rock trucks.
Caterpillar Financial Services Leasing ULC 3457 Superior Court, Unit 2 Oakville, ON L6L 0C4	Registered March 21, 2014 (expiry March 21, 2018) under Registration No. 859002H.	One Caterpillar R2900G underground loader, serial number: CATR2900CJLK01177.
Caterpillar Financial Services Leasing ULC 3457 Superior Court, Unit 2 Oakville, ON L6L 0C4	Registered March 21, 2014 (expiry March 21, 2018) under Registration No. 859004H.	One Caterpillar R2900G underground loader, serial number: CATR2900CJLK01177.
Xerox Canada Ltd. 33 Bloor St. E., 3rd Floor Toronto, ON M4W 3H1	Registered November 9, 2015 (expiry November 9, 2020) under Registration No. 9448191.	All present and future office equipment and software supplied or financed from time to time by the secured party.

Registrations Against Agnico Eagle Mines Limited Under
the Nunavut Territory Personal Property Registry

Secured Party	Registration Details	Collateral
Caterpillar Financial Services Limited 5575 North Service Road, Suite 600 Burlington, ON L7L 6M1	Registered July 16, 2010 (expiry July 16, 2016) under Registration No. 165563.	One Terex RH120 front shovel excavator, serial number 120172.
Caterpillar Financial Services Limited 5575 North Service Road, Suite 600 Burlington, ON L7L 6M1	Registered July 16, 2010 (expiry July 16, 2016) under Registration No. 165571.	Three Caterpillar 785D rock trucks.
PNC Equipment Finance 2140-130 King Street West Toronto, ON M5X 1E4	Registered October 28, 2010 (expiry October 28, 2018) under Registration No. 172742.	All goods leased to the debtor by the secured party.
PNC Equipment Finance 2140-130 King Street West Toronto, ON M5X 1E4	Registered October 28, 2010 (expiry October 28, 2018) under Registration No. 172817.	Various pieces of mining equipment.
Caterpillar Financial Services Limited 3457 Superior Court, Unit 2 Oakville, ON L6L 0C4	Registered July 23, 2013 (expiry July 23, 2016) under Registration No. 242933.	Three Caterpillar 785D rock trucks and one Caterpillar RH120 front shovel excavator.
PNC Equipment Finance 2140-130 King Street West Toronto, ON M5X 1E4	Registered December 20, 2013 (expiry December 20, 2018) under Registration No. 254623.	Various pieces of mining equipment.

Registrations Against Agnico Eagle Mines (USA) Limited in Nevada
Under the Uniform Commercial Code

Secured Party	Registration Details	Collateral
U.S. Bank Equipment Finance 1310 Madrid Street Marshall, MN 56258	Financing statement number 2012027535-1 registered on October 17, 2012.	Photocopy equipment

EXHIBIT 1-A

[Form of Series A Note]

AGNICO EAGLE MINES LIMITED

4.54% Series A Senior Note Due 2023

No. A-[ ]	June 30, 2016
U.S.$[ ]	PPN 008474 B#4

FOR VALUE RECEIVED, the undersigned, AGNICO EAGLE MINES LIMITED (herein called the “Company”), a corporation organized and existing under the laws of the Province of Ontario, hereby promises to pay to [                       ], or registered assigns, the principal sum of [                                            ] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on June 30, 2023 (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 4.54% per annum from the date hereof, payable semiannually, on the 30h day of June and the 31st day of December in each year, commencing with the June 30 or December 31 next succeeding the date hereof, and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Make-Whole Amount or Modified Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 6.54% and (ii) 2.0% over the rate of interest publicly announced by Bank of America, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Payments of principal of, interest on and any Make-Whole Amount or Modified Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of Bank of America, N.A. in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is one of a series of Senior Notes (herein called the “Notes”) issued pursuant to the Note Purchase Agreement, dated as of June 30, 2016 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein, and payment of principal of, and Make-Whole Amount and Modified Make-Whole Amount, if any, and interest on this Note has been guaranteed by each Subsidiary Guarantor in accordance with the terms of its Subsidiary Guarantee.  Each holder of this Note will be deemed, by its acceptance hereof, to have agreed to the provisions set forth in Sections 6(a), 14.2(b) and 21 of the Note Purchase Agreement.  Unless otherwise indicated, capitalized terms used in this Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount or Modified Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Note shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

AGNICO EAGLE MINES LIMITED

By
Name:
Title:

EXHIBIT 1-B

[Form of Series B Note]

AGNICO EAGLE MINES LIMITED

4.84% Series B Senior Note Due 2026

No. B-[ ]	June 30, 2016
U.S.$[ ]	PPN 008474 C*7

FOR VALUE RECEIVED, the undersigned, AGNICO EAGLE MINES LIMITED (herein called the “Company”), a corporation organized and existing under the laws of the Province of Ontario, hereby promises to pay to [                       ], or registered assigns, the principal sum of [                                              ] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on June 30, 2026 (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 4.84% per annum from the date hereof, payable semiannually, on the 30th day of June and the 31st day of December in each year, commencing with the June 30 or December 31 next succeeding the date hereof, and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Make-Whole Amount or Modified Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 6.84% and (ii) 2.0% over the rate of interest publicly announced by Bank of America, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Payments of principal of, interest on and any Make-Whole Amount or Modified Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of Bank of America, N.A. in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is one of a series of Senior Notes (herein called the “Notes”) issued pursuant to the Note Purchase Agreement, dated as of June 30, 2016 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein, and payment of principal of, and Make-Whole Amount and Modified Make-Whole Amount, if any, and interest on this Note has been guaranteed by each Subsidiary Guarantor in accordance with the terms of its Subsidiary Guarantee.  Each holder of this Note will be deemed, by its acceptance hereof, to have agreed to the provisions set forth in Sections 6(a), 14.2(b) and 21 of the Note Purchase Agreement.  Unless otherwise indicated, capitalized terms used in this Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount or Modified Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Note shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

AGNICO EAGLE MINES LIMITED

By
Name:
Title:

EXHIBIT 1-C

[Form of Series C Note]

AGNICO EAGLE MINES LIMITED

4.94% Series C Senior Note Due 2028

No. C-[ ]	June 30, 2016
U.S.$[ ]	PPN 008474 C@5

FOR VALUE RECEIVED, the undersigned, AGNICO EAGLE MINES LIMITED (herein called the “Company”), a corporation organized and existing under the laws of the Province of Ontario, hereby promises to pay to [                       ], or registered assigns, the principal sum of [                                              ] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on June 30, 2028 (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 4.94% per annum from the date hereof, payable semiannually, on the 30th day of June and the 31st day of December in each year, commencing with the June 30 or December 31 next succeeding the date hereof, and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Make-Whole Amount or Modified Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 6.94% and (ii) 2.0% over the rate of interest publicly announced by Bank of America, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Payments of principal of, interest on and any Make-Whole Amount or Modified Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of Bank of America, N.A. in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is one of a series of Senior Notes (herein called the “Notes”) issued pursuant to the Note Purchase Agreement, dated as of June 30, 2016 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein, and payment of principal of, and Make-Whole Amount and Modified Make-Whole Amount, if any, and interest on this Note has been guaranteed by each Subsidiary Guarantor in accordance with the terms of its Subsidiary Guarantee.  Each holder of this Note will be deemed, by its acceptance hereof, to have agreed to the provisions set forth in Sections 6(a), 14.2(b) and 21 of the Note Purchase Agreement.  Unless otherwise indicated, capitalized terms used in this Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount or Modified Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Note shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

AGNICO EAGLE MINES LIMITED

By
Name:
Title:

EXHIBIT 7.2

Form of Compliance Certificate

AGNICO EAGLE MINES LIMITED

COMPLIANCE CERTIFICATE

Reference is made to the note purchase agreement (the “Note Agreement”) dated as of June 30, 2016 among Agnico Eagle Mines Limited (the “Company”) and the purchasers listed on Schedule A of the Note Agreement and to the issuance by the Company of U.S.$100,000,000 aggregate principal amount of 4.54% Series A Senior Notes due 2023 (the “Series A Notes”), U.S.$200,000,000 aggregate principal amount of 4.84% Series B Senior Notes due 2026 (the “Series B Notes”) and U.S.$50,000,000 aggregate principal amount of 4.94% Series C Senior Notes due 2028 (the “Series C Notes”  and, together with the Series A Note and the Series B Notes, the “Notes”) for an aggregate principal amount of U.S.$350,000,000 of Notes.  Unless otherwise indicated, all capitalized terms used in this opinion letter that are defined in the Note Agreement have the meanings ascribed to them in the Note Agreement.

I, [name], [title (Senior Financial Officer)] of the Company, DO HEREBY CERTIFY, solely in my capacity as an officer of the Company and without personal liability, as follows:

1.                                                                                      I have reviewed the relevant terms of the Note Agreement and have made, or caused to be made, under my supervision, a review of the transactions and conditions of the Company and its Subsidiaries from [date of the start of the annual or interim period covered by the financial statements furnished with this certificate] to the date hereof;

2.                                      [Such review has not revealed the existence during such period of any condition or event that constitutes a Default or an Event of Default under the Note Agreement;]

[or]

[Such review has revealed [describe the nature and period of existence of a condition or event during the period that constitutes a Default or an Event of Default and any action taken or proposed to be taken by the Company with respect thereto];]

3.                                      Evidence of compliance by the Company with the requirements of Section 9.8(a)(i) of the Note Agreement as of the end of the Company’s most recently completed fiscal quarter (the “Period”), which ended on [date], is as follows:

(a)                                 The Company and the Subsidiary Guarantors accounted for •% of the consolidated total assets of the Company and its Subsidiaries as of the last day of the Period and •% of the consolidated total revenues of the Company and its Subsidiaries for the twelve-month period ending on the last day of the Period; and

(b)                                 set forth on Schedule A hereto are the calculations of the percentages of consolidated total assets and revenues referred to above.

4.                                      Evidence of compliance by the Company with the requirements of Sections 9.9 and 9.10 of the Note Agreement as of the end of the Period is as follows:

(a)                                 the Total Net Debt to EBITDA Ratio was •: • (maximum •:•);

(b)                                 the Tangible Net Worth was U.S.$• (minimum U.S.$•); and

(c)                                  set forth on Schedule B hereto are the calculations of the financial covenants referred to in clauses (a) and (b) above.

5.                                      Evidence of compliance by the Company with the requirements of Sections 10.5(p) and 10.6(g) of the Note Agreement as of the end of the Period is as follows:

(a)                                 the aggregate amount of all Indebtedness of the Company and the Subsidiary Guarantors secured by Liens permitted pursuant to Section 10.5(p) of the Note Agreement was •% of Shareholders’ Equity (maximum:  •%);

(b)                                 the aggregate amount of all Indebtedness of Subsidiary Guarantors permitted pursuant to Section 10.6(g) of the Note Agreement was •% of Shareholders’ Equity (maximum:  •%);

(c)                                  the sum (without dupliction) of (a) and (b) above was •% of Shareholders’ Equity (maximum:  •%); and

(d)                                 set forth on Schedule C hereto are the calculations relating to clauses (a), (b) and (c) above.

6.                                      [For annual financials only] Evidence of compliance by the Company with the requirements of Section 10.7(f) of the Note Agreement for the Company’s most recently completed fiscal year, which ended on [date], is as follows:

(a)                                 the aggregate book value of the Material Assets subject to Dispositions pursuant to Section 10.7(f) of the Note Agreement during the Company’s most recently competed fiscal year was •% of Consolidated Total Assets as of the end of the immediately preceding fiscal year (maximum: •%); and

(b)                                 set forth on Schedule D hereto are the calculations relating to the previous clause.

DATED	.

Name:
Title:

EXHIBIT 9.8

FORM OF SUBSIDIARY GUARANTEE

[NAME OF GUARANTOR]

TO:                                                                         Each Person who is from time to time a holder (each a “Noteholder”) of one or more of (i) the U.S.$100,000,000 4.54% Series A Senior Notes due 2023, (ii) the U.S.$200,000,000 4.84% Series B Senior Notes due 2026 and (iii) the U.S.$50,000,000 4.94% Series C Senior Notes due 2028 (collectively, together with all notes delivered in substitution or exchange for any of said notes pursuant to the Note Purchase Agreement referred to below, the “Notes”), in each case issued by AGNICO EAGLE MINES LIMITED, a corporation organized under the laws of the Province of Ontario (the “Company”), pursuant to the Note Purchase Agreement dated as of June 30, 2016 (as amended, modified or supplemented from time to time, the “Note Purchase Agreement”) among the Company and each of the purchasers whose names appear on Schedule A to the Note Purchase Agreement.

DATED:                                               As of [          ].

RECITALS:

A.                                    The Company is party to the Note Purchase Agreement providing for the purchase by the Purchasers named therein, and the sale by the Company, of the Notes.

B.                                    [Name of Guarantor], a/an [name of jurisdiction] corporation (the “Guarantor”), [is required / has elected], pursuant to the terms of the Note Purchase Agreement, to execute and deliver this Guarantee (the “Guarantee”) to the Noteholders.

C.                                    The purchase of the Notes by the Purchasers is necessary and desirable to the conduct and operation of the business of the Obligors and will enure to the benefit of the Guarantor.

D.                                    It is in the best interests of the Guarantor to execute and deliver this Guarantee, inasmuch as the Guarantor and the Company are engaged in related businesses and the Guarantor will derive substantial direct and indirect benefits from the Company’s issuance of the Notes to the Purchasers.

NOW THEREFORE, for value received, and in consideration of the purchase of the Notes by the Purchasers, the Guarantor covenants and agrees in favour of the Noteholders as follows:

1.                                      Definitions, Construction, Etc.

(a)                                 In this Guarantee capitalized terms used herein and not defined herein shall have the meanings given to them in the Note Purchase Agreement, and the following terms shall have the following meanings:

(i)                                     “Guaranteed Obligations” means all indebtedness, liabilities and obligations of the Principal Debtors under the Note Purchase Agreement, the Notes, the Other Guarantees and all other documents and instruments to which a Principal Debtor is a party delivered thereunder or in relation thereto.

(ii)                                  “Obligors” means the Company and each Subsidiary Guarantor.

(iii)                               “Other Guarantees” means the Subsidiary Guarantees of each Subsidiary Guarantor (other than the Guarantor).

(iv)                              “Principal Debtors” means the Obligors (other than the Guarantor).

(v)                                 “Termination Date” means the earlier of (a) the date of the indefeasible repayment in full in cash of all the Guaranteed Obligations and (b) the date on which the Guarantor is released from its obligations under this Guarantee in accordance with the terms of the Note Purchase Agreement.

(b)                                 This Guarantee has been negotiated by the Guarantor with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of this Guarantee.

(c)                                  In this Guarantee:

(i)                                     the division into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee; and

(ii)                                  unless otherwise specified or the context otherwise requires:

(A)                               references to any Section are references to the Section of this Guarantee;

(B)                               “including” or “includes” means “including (or includes) but not limited to” and shall not be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it;

(C)                               references to contracts, agreements or instruments are deemed to include all present and future amendments, supplements, restatements or replacements to or of such contracts, agreements or instruments;

(D)                               references to any legislation, statutory instrument or regulation or a section or other provision thereof is a reference to the legislation, statutory instrument, regulation, section or other provision as amended or re-enacted from time to time;

2

(E)                                references to any thing includes the whole or any part of that thing and a reference to a group of things or persons includes each thing or person in that group;

(F)                                 references to a party to this Guarantee includes that party’s successors and permitted assigns; and

(G)                               words in the singular include the plural and vice-versa and words in one gender include all genders.

2.                                      Guarantee.

(a)                                 The Guarantor unconditionally and irrevocably guarantees to the Noteholders, on a joint and several basis with each other Subsidiary Guarantor, the full and, subject to Section 6(a), punctual payment, and the performance, of the Guaranteed Obligations.

(b)                                 The Guarantor hereby further agrees that if the Company shall default in the payment or performance of any of the Guaranteed Obligations, the Guarantor will promptly pay or perform the same following the occurrence of an Event of Default which is continuing and which has not been waived by the requisite Noteholders, and that in the case of any extension of time of payment or renewal of any of the Guaranteed Obligations, the same will be promptly paid in full when due (whether at extended maturity, by acceleration, by optional prepayment or otherwise) in accordance with the terms of such extension or renewal.

(c)                                  All obligations of the Guarantor under this Section 2 shall survive the transfer of any Note, and any obligations of the Guarantor under this Section 2 with respect to which the related underlying obligation of the Company is expressly stated to survive the payment of any Note (if so expressly stated in the Note Purchase Agreement or such Note) shall also survive the payment of such Note.

3.                                      Guarantee Unlimited.  The liability of the undersigned hereunder is unlimited and bears interest from the due date of the applicable Guaranteed Obligations at the rates set out in the Notes; provided however, that there will be no duplication of any interest payable by the Principal Debtors and the Guarantor.

4.                                      Nature of Guarantee.  This Guarantee shall be a continuing guarantee of all of the Guaranteed Obligations and shall in all respects be an absolute, unconditional and irrevocable guarantee of payment when due and not of collection and shall apply to and secure any ultimate balance due or remaining unpaid to the Noteholders, and shall remain in full force and effect until the Termination Date.  This Guarantee shall not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money for the time being due or remaining unpaid to the Noteholders.  Each Noteholder shall apply all payments received from the Guarantor hereunder against the Guaranteed Obligations in such manner as such Noteholder sees fit.  The Guarantor shall be liable to the Noteholders as principal debtor and not as surety only, and will not plead or assert to the contrary in any action taken by any Noteholder in enforcing this Guarantee.

3

5.                                      Noteholders not Bound to Exhaust Recourse.  No Noteholder shall be bound to exhaust its recourse against the Principal Debtors or others or any securities or other guarantees it may at any time hold, or pursue any other remedy against the Guarantor, before any Noteholder will be entitled to payment from the Guarantor under this Guarantee, and the Guarantor renounces all benefits of discussion and division.

6.                                      Demand; Acceleration.

(a)                                 After the occurrence of an Event of Default which is continuing and which has not been waived by the requisite Noteholders, any Noteholder may treat all Guaranteed Obligations as due and payable and may forthwith demand from the Guarantor the total amount hereby guaranteed and may apply the sum so collected upon the Guaranteed Obligations.  A written statement of an officer of any Noteholder as to the amount of Guaranteed Obligations remaining unpaid at any time by the Principal Debtors shall constitute prima facie evidence against the Guarantor as to the amount of Guaranteed Obligations remaining unpaid at such time.

(b)                                 If an Event of Default permitting the acceleration of the maturity of the principal amount of any Notes shall exist and such acceleration shall at such time be prevented or the right of any Noteholder to receive any payment on account of the Guaranteed Obligations shall at such time be delayed or otherwise affected by reason of the pendency against the Company, the Guarantor or any other guarantors of a case or proceeding under a bankruptcy or insolvency law, the Guarantor agrees that, for purposes of this Guarantee and its obligations hereunder, the maturity of such principal amount shall be deemed to have been accelerated with the same effect as if the Noteholder had accelerated the same in accordance with the terms of the Note Purchase Agreement, and the Guarantor shall forthwith pay such accelerated Guaranteed Obligations.

(c)                                  The Guarantor’s liability to pay to a Noteholder and perform the Guaranteed Obligations under this Guarantee shall arise forthwith after demand has been made in writing by or on behalf of a Noteholder on the Guarantor.  Demand on the Guarantor that is addressed to the Guarantor at the address of the Guarantor set forth on the execution page hereof or last known to such Noteholder shall be deemed to have been effectually made in accordance with the rules relating to delivery of notices set forth in Section 19 of the Note Purchase Agreement.

7.                                      Guarantee in Addition to Other Security.  This Guarantee shall be in addition to and not in substitution for any other guarantees or other securities which the Noteholders may now or hereafter hold in respect of the Guaranteed Obligations and no Noteholder shall be under any obligation to marshal in favour of the Guarantor any other guarantees or other securities or any moneys or other assets which they may be entitled to receive or may have a claim upon; and no loss of or in respect of or unenforceability of any other guarantees or other securities which the Noteholders may now or hereafter hold in respect of the Guaranteed Obligations, whether occasioned by the fault of the Noteholders or otherwise, shall in any way limit or lessen the Guarantor’s liability hereunder.

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8.                                      Liability not Lessened or Limited.

(a)                                 Without prejudice to or in any way limiting or lessening the Guarantor’s liability under this Guarantee and without obtaining the consent of or giving notice to the Guarantor, the Noteholders, as applicable, may:

(i)                                     discontinue, reduce, increase, renew, abstain from renewing or otherwise vary the terms of the Guaranteed Obligations or the obligations of any Person relating thereto;

(ii)                                  supplement, amend, restate or substitute, in whole or in part, the Note Purchase Agreement, the Notes, any Other Guarantee or any other document relating to the foregoing;

(iii)                               grant time, renewals, extensions, indulgences, releases and discharges to and accept compositions from or otherwise deal with the Principal Debtors and others, including the Guarantor and any other guarantor as the Noteholders may see fit;

(iv)                              take, abstain from taking or perfecting, vary, exchange, renew, discharge, give up, realize on or otherwise deal with securities and guarantees in such manner as the Noteholders may see fit; and

(v)                                 apply all moneys received from the Principal Debtors or others or from securities or guarantees upon such parts of the Guaranteed Obligations as the Noteholders may see fit and change any such application in whole or in part from time to time.

(b)                                 This Guarantee shall not be discharged or otherwise affected by:

(i)                                     any loss of capacity of any Principal Debtor;

(ii)                                  any change in the name of any Principal Debtor or in the objects, business, assets, capital structure or constitution of any Principal Debtor;

(iii)                               the sale of any Principal Debtor’s business or any part thereof or any reorganization (whether by way of consolidation, amalgamation, merger, transfer, lease or otherwise);

(iv)                              any lack of validity, legality, effectiveness or enforceability of the Note Purchase Agreement, the Notes, the Other Guarantees or any other agreement or instrument referred to herein or therein;

(v)                                 any default, failure or delay, willful or otherwise, on the part of the Company to perform or comply with, or the impossibility or illegality of performance by the Company of, any term of the Note Purchase Agreement, the Notes or any other agreement or instrument referred to therein;

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(vi)          the failure of any Noteholder (x) to assert any claim or demand or to enforce any right or remedy against any Principal Debtor under the provisions of the Note Purchase Agreement, the Notes, the Other Guarantees or any other agreement or instrument referred to therein or (y) to exercise any right or remedy against any other guarantor of any of the Guaranteed Obligations;

(vii)         any suit or other action brought by, or any judgment in favour of, any beneficiaries or creditors of, any Principal Debtor for any reason whatsoever, including without limitation any suit or action in any way attacking or involving any issue, matter or thing in respect of the Note Purchase Agreement, the Notes, the Other Guarantees or any other agreement or instrument referred to therein; or

(viii)        any other circumstance (other than the indefeasible payment in full of all Guaranteed Obligations) which might constitute in whole or in part a defence available to, or a legal or equitable discharge of, the Guarantor or the Principal Debtors in respect of the Guaranteed Obligations in any jurisdiction.

Notwithstanding any such event, this Guarantee shall continue to apply to all Guaranteed Obligations whether heretofore, now or hereafter incurred.  If any Principal Debtor amalgamates or merges with any Person, or all or substantially all of the property of any Principal Debtor becomes the property of another Person, this Guarantee shall extend and apply to the equivalent liabilities of the amalgamated, merged or other Person, which liabilities shall be included in the Guaranteed Obligations.

9.             Subrogation, Etc.  Until the Termination Date, all dividends, compositions, proceeds of securities or payments received by the Noteholders from the Principal Debtors or others in respect of the Guaranteed Obligations shall be regarded for all purposes as payments of the Guaranteed Obligations but without any right on the part of the Guarantor to claim the benefit thereof in reduction of the liability under this Guarantee, and until the Termination Date, the Guarantor shall not claim any set-off or counterclaim against any Principal Debtor in respect of any liability of such Principal Debtor to the Guarantor, claim or prove in the bankruptcy or insolvency of any Principal Debtor in competition with any Noteholder, nor have any right to be subrogated to any Noteholder.  Any amount paid to the Guarantor on account of any such subrogation rights prior to the Termination Date shall be held in trust for the benefit of the Noteholders and shall immediately be paid and turned over to the Noteholders in the exact form received by the Guarantor, to be credited and applied against the Guaranteed Obligations, whether matured or unmatured.

10.          Proceeds from Noteholders.  All proceeds of the Notes remitted by the Noteholders under the Note Purchase Agreement to the Principal Debtors shall be deemed to form part of the Guaranteed Obligations (a) notwithstanding any lack of notice to the Guarantor, any lack or limitation of power of any Principal Debtor or of the directors, partners or agents thereof, the dissolution, bankruptcy, insolvency or other similar event of any Principal Debtor, or that any Principal Debtor may not be a legal or suable entity, or any irregularity, defect or informality in

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the obtaining of such advances, renewals or credits, whether or not the Noteholders had knowledge thereof, or (b) even if such proceeds were remitted after the dissolution, bankruptcy, insolvency or other similar event of any Principal Debtor.  Any Guaranteed Obligations which may not be recoverable from the Guarantor as guarantor shall be recoverable from the Guarantor as principal debtor in respect thereof and shall be paid to the Noteholders on demand with interest at the rate applicable to each such Noteholder.

11.          Liabilities Owing by Principal Debtors.  After the occurrence of an Event of Default which is continuing and which has not been waived by the requisite Noteholders, all moneys received by the Guarantor in respect of debts and liabilities, present and future, of each Principal Debtor to the Guarantor shall upon receipt by the Guarantor be forthwith paid over to the Noteholders, in whole without in any way lessening or limiting the liability of the Guarantor under this Guarantee.

12.          Termination Rights.  (a) The Guarantor shall not be entitled to terminate its liability under this Guarantee prior to the Termination Date.  (b) If the Termination Date occurs, then the Noteholders shall, at the request of the Guarantor (and at the Guarantor’s sole cost and expense), cancel and discharge this Guarantee and execute and deliver to the Guarantor any such deeds and other instruments as shall be reasonably required therefor.

13.          Covenants.  (a) The Guarantor hereby covenants and agrees that it will comply with, perform, fulfill and satisfy the covenants contained in Sections 9 and 10 of the Note Purchase Agreement to the extent that such covenants provide for performance by such Guarantor.  (b) [Subject to Section [       ]1,] the Guarantor will ensure that its payment obligations under this Guarantee will at all times rank at least pari passu, without preference or priority, with all other unsecured and unsubordinated Indebtedness of the Guarantor, except for any such Indebtedness preferred by operation of law.

14.          Representations and Warranties.  The Guarantor hereby represents and warrants that each of the representations and warranties of the Company contained in Sections 5.1, 5.2, 5.6, 5.7, 5.9, 5.19 [(subject to Section [        ])]2 and 5.22 of the Note Purchase Agreement is true and correct as it applies to, and as if made by, the Guarantor with respect to this Guarantee, mutatis mutandis.

15.          Entire Agreement.  This Guarantee and the agreements referred to herein constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.  Possession of this instrument by any Noteholder shall be conclusive evidence against the Guarantor that the instrument was not delivered in escrow or pursuant to

1 Form note:  Insert reference to any provision relating to limitations on the guarantee pursuant to applicable local law (e.g., U.S. law relating to avoidance provisions under the U.S. Bankruptcy Code).

2 Form note:  See footnote directly above.

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any agreement that it should not be effective until any condition precedent or subsequent has been complied with.

16.          Applicable Law and Process.

(a)           This Guarantee shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (in this Section 16, the “Province”) and the laws of Canada applicable in the Province, except that the submission to the courts of New York State in the succeeding sentence shall be governed by the laws of the State of New York.  Any legal action or proceeding with respect to this Guarantee may be brought in the courts of the Province, in the courts of New York State or any federal court sitting in the Borough of Manhattan, or in the courts of any other jurisdiction where the Guarantor may have assets or carry on business or where payments are to be made hereunder, as any Noteholder may elect in its sole discretion, and the Guarantor irrevocably submits to the non-exclusive jurisdiction of each such court and acknowledges its competence and, by execution and delivery of this Guarantee, the Guarantor hereby accepts for itself and in respect of its property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts and hereby waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same.  The Guarantor hereby waives, to the maximum extent permitted by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 16 any special, exemplary, punitive or consequential damages (nothing herein shall be construed as a waiver of any direct damages).  Nothing herein shall limit the right of any Noteholder to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against the Guarantor in any other jurisdiction.

(b)           The Guarantor hereby irrevocably appoints and designates CT Corporation in New York, New York, or any other person having and maintaining a place of business in the State of New York whom the Guarantor may from time to time hereafter designate (having given 30 days’ notice thereof to each Noteholder then outstanding), as the duly authorized agent for the acceptance of services of legal process of the Guarantor.  The Guarantor hereby agrees that service of process in any such proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to it at its address specified herein or at such other address of which each Noteholder shall have been notified pursuant thereto.

17.          Successors and Assigns.  All rights of each Noteholder under this Guarantee shall enure to the benefit of its successors and assigns and all obligations of the Guarantor under this Guarantee shall bind the Guarantor, its successors and permitted assigns.  All rights of each Noteholder under this Guarantee shall be assignable in accordance with the Note Purchase Agreement.

18.          Indemnities.  If any Guaranteed Obligations are not otherwise recoverable under this Guarantee, the Guarantor shall indemnify each Noteholder against, and save each of them harmless from, any losses which may arise by virtue of any of the Guaranteed Obligations, the

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Note Purchase Agreement, the Notes, any Other Guarantee, any security held by any Noteholder for the Guaranteed Obligations, or any other agreement relating to any of the foregoing, being or becoming for any reason whatsoever in whole or in part (a) void, voidable, ultra vires, illegal, invalid, ineffective or otherwise unenforceable in accordance with its terms, or (b) released or discharged by operation of law (all of the foregoing being an “Indemnifiable Circumstance”).  For greater certainty, the losses shall be equal to the amount of all Guaranteed Obligations which would have been payable by the Principal Debtors but for the Indemnifiable Circumstance plus the other losses referred to in the preceding sentence.  This indemnity contained in this Section 18 is a separate obligation from any other obligation of the Guarantor contained in this Guarantee and this indemnity has been included in this Guarantee, as opposed to being included in a separate agreement, for convenience only.  For greater certainty, the reference to the undersigned herein as a “Guarantor” and the reference to this agreement as a “Guarantee” are for convenience only and shall have no bearing on the preceding sentence or the legal effect of this agreement.

19.          Costs and Expenses.  All costs and expenses incurred by any Noteholder in connection with preserving, exercising or enforcing any of its rights hereunder, including legal fees, and other reasonable expenses in connection therewith (in this Section 19, “realization costs”) shall be payable by the Guarantor to such Noteholder forthwith upon demand therefor, and until the realization costs are paid, the realization costs shall bear interest from the date each such realization cost is incurred until each such realization cost is paid at the rate of interest per annum equal to the rate of interest applicable to such Noteholder.

20.          Amalgamation or Merger of Guarantor.  If the Guarantor amalgamates or merges with any other Person, the obligations of the Guarantor hereunder shall continue and shall be assumed by, and be binding and enforceable against, the amalgamated or merged Person (without any further action being taken by such Person), as if the amalgamated or merged Person had executed this Guarantee as the Guarantor.

21.          Reinstatement.  This Guarantee shall be reinstated if at any time any payment of any Guaranteed Obligation is rescinded or must otherwise be returned by any Noteholder upon any receivership, insolvency, dissolution, arrangement or other similar proceedings of or affecting any Principal Debtor, the Guarantor or any other Person, or for any other reason whatsoever.  Any Noteholder may concede or compromise any claim that any such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder or the effect of this Section 21.

22.          Acknowledgments of Guarantor.  The Guarantor acknowledges that it is aware of, and consents to and approves, the terms of the Note Purchase Agreement, the Notes, the Other Guarantees and all agreements and documents referred to therein.  The Guarantor hereby assumes responsibility for keeping itself informed of the financial condition of the Principal Debtors, and any and all endorsers and/or other guarantors of any instrument or document evidencing all or any part of the Guaranteed Obligations and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations or any part thereof that diligent inquiry would reveal and the Guarantor hereby agrees that the Noteholders shall have no duty to advise the Guarantor of information known to the Noteholders regarding such condition or any such circumstances or to undertake any investigation not a part of its regular business routine.  If

9

any Noteholder, in its sole discretion, undertakes at any time or from time to time to provide any such information to the Guarantor, the Noteholders shall be under no obligation to update any such information or to provide any such information to the Guarantor on any subsequent occasion.  The Guarantor further acknowledges that (x) no Noteholder has any fiduciary relationship with or duty to the Guarantor arising out of or in connection with this Guarantee, the Note Purchase Agreement or the Notes, and the relationship between the Noteholders on the one hand, and the Guarantor, on the other hand, in connection herewith or therewith is solely that of debtor and creditor and (y) no joint venture is created hereby or by the Note Purchase Agreement, the Notes or this Guarantee or otherwise exists by virtue of the transactions contemplated hereby among the Guarantor and the Noteholders.

23.          Amendments and Waivers.  No amendment, supplement or waiver of any provision of this Guarantee shall in any event be effective unless it is in writing and signed by the Guarantor and the Required Holders, except that no such amendment, supplement or waiver may, without the written consent of each Noteholder affected thereby, amend any of Sections 2, 8, 28, 29 or this Section 23, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.  No waiver by any Noteholder of any breach by the Guarantor hereunder shall extend to or be taken in any manner whatsoever to affect any subsequent breach by the Guarantor or the rights resulting therefrom.  No failure on the part of any Noteholder to exercise, and no delay in exercising any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by any Noteholder of any right, power or remedy shall preclude any other or further exercise thereof or of another right, power or remedy.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

24.          Severability.  Any provision of this Guarantee which is or becomes prohibited or unenforceable in any relevant jurisdiction shall not invalidate or impair the remaining provisions hereof which shall, to the maximum extent permitted by law, be deemed severable from such prohibited or unenforceable provision and any such prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

25.          Counterparts.  This Guarantee may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same Guarantee.  For the purposes of this Section 25, the delivery of a facsimile copy of an executed copy of this Guarantee shall be deemed to be valid execution and delivery of this Guarantee.

26.          Time of the Essence.  Time shall be of the essence of this Guarantee.

27.          Waiver of Notice, Etc.  To the maximum extent permitted by law, the Guarantor hereby waives demand, presentment, protest, notice of nonpayment and (except as provided in Section 6) any other notice with respect to any of the Guaranteed Obligations and this Guarantee.

28.          Judgment Currency.  Any payment on account of an amount that is payable hereunder in U.S. Dollars which is made to or for the account of any Noteholder in any other currency, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of any Obligor, shall constitute a discharge of the obligation of the

10

Guarantor under this Guarantee only to the extent of the amount of U.S. Dollars which such Noteholder could purchase in the foreign exchange markets in London, England, with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the London Banking Day following receipt of the payment first referred to above.  If the amount of U.S. Dollars that could be so purchased is less than the amount of U.S. Dollars originally due to such Noteholder, the Guarantor agrees, to the fullest extent permitted by law, to indemnify and save harmless such Noteholder from and against all loss or damage arising out of or as a result of such deficiency.  This indemnity shall, to the fullest extent permitted by law, constitute an obligation separate and independent from the other obligations contained in this Guarantee, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by such Noteholder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under the Notes or under any judgment or order.  As used herein the term “London Banking Day” shall mean any day other than Saturday or Sunday or a day on which commercial banks are required or authorized by law to be closed in London, England.  The agreements in this Section 28 shall survive the Termination Date.

29.          Taxes.  Section 13 of the Note Purchase Agreement (including all definitions which are used in Section 13 of the Note Purchase Agreement) is incorporated into this Guarantee by reference, mutatis mutandis.

30.          Limitations Act.  The Guarantor acknowledges and agrees that any Noteholder may make a claim or demand payment hereunder notwithstanding any limitation period regarding such claim or demand set forth in the Limitations Act, 2002 (Ontario) or under any other applicable law with similar effect and, to the maximum extent permitted by applicable law, any limitations periods set forth in such Act or applicable law are hereby explicitly excluded.  For greater certainty, the Guarantor acknowledges that this Guarantee is a “business agreement” as defined under Section 22 of the Limitations Act, 2002 (Ontario).

31.          Notices.  All notices hereunder shall be addressed (a) to the Guarantor at its address (email, physical or otherwise) set forth on the execution page hereof or at any other address provided in writing to each Noteholder or (b) to the Noteholders at such Noteholder’s address (email, physical or otherwise) set forth in Schedule A to the Note Purchase Agreement or at any other address provided in writing to the Company.  All notices or demands shall be deemed received according to the rules set forth in Section 19 of the Note Purchase Agreement.

32.          Further Assurances.  The Guarantor shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as any Noteholder may reasonably request for the purpose of giving effect to this Guarantee.

33.          Paramountcy.  In the event of any conflict or inconsistency between the provisions of this Guarantee and the provisions of the Note Purchase Agreement, the provisions of the Note Purchase Agreement shall prevail and be paramount.

34.          Rate of Interest.  Each rate of interest which is calculated with reference to a period (the “deemed interest period”) that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a

11

calendar year calculated by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the undersigned has duly executed this Guarantee as of the date first written above.

[NAME OF GUARANTOR]

By:
Name:
Title:

Address:	[c/o Agnico Eagle Mines Limited
145 King Street West, Suite 400
Toronto, Ontario
Canada, M5C 2Y7
Attention: Picklu Datta]

EXHIBIT 10.2

FORM OF ASSUMPTION AGREEMENT OF THE OBLIGATIONS OF THE COMPANY

ASSUMPTION AGREEMENT

ASSUMPTION AGREEMENT dated as of                                 (the “Assumption Agreement”) made by [Name of assuming entity], a                          corporation (the “New Company”), in favor of the persons or entities listed on Schedule A attached hereto (the “Noteholders”), each of which is a party to (or a transferee of a party to) the Note Purchase Agreement dated as of June 30, 2016 among Agnico Eagle Mines Limited, a corporation organized under the laws of the Province of Ontario (the “Company”), and the several Noteholders (the “Note Agreement”).  Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Note Agreement.

W I T N E S S E T H:

WHEREAS, pursuant to the [Describe documents evidencing merger, sale or consolidation] dated as of                                      , between the New Company and the Company, the Company has [been merged with and into] [sold, leased or conveyed all or substantially all its assets to] [been consolidated with] the New Company (the “Transaction”) and, as a result of the Transaction, the New Company has assumed all of the rights, duties, liabilities and obligations of the Company, including, without limitation, all of the rights, duties, liabilities and obligations of the Company under the Note Agreement and the Notes; and

WHEREAS, the New Company, as the [surviving corporation of] [transferee or lessee of all or substantially all of the Company’s assets pursuant to] the Transaction, shall receive direct and indirect benefits by reason of the investments made by the Noteholders under the Note Agreement (which benefits are hereby acknowledged); and

WHEREAS, clause (i) of the proviso to Section 10.2(d) of the Note Agreement requires that the New Company execute and deliver this Assumption Agreement;

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the New Company hereby agrees as follows:

1.             Assumption.  (a) The New Company, as the [surviving corporation of] [transferee or lessee of all or substantially all of the Company’s assets pursuant to] the Transaction, hereby unconditionally and expressly assumes, confirms and agrees to perform and observe each and every one of the covenants, rights, promises, agreements, terms, conditions, obligations, duties and liabilities of the Company under the Note Agreement and the Notes and under any documents, instruments or agreements executed and delivered or furnished, or to be executed and delivered or furnished, by the Company in connection therewith, and to be bound by all waivers made by the Company with respect to any matter set forth therein.

(b)           All references to the Company in the Note Agreement or any Note or any document, instrument or agreement executed and delivered or furnished, or to be executed and delivered or furnished, in connection therewith shall be deemed to be references to the New Company, except for references to the Company relating to its status prior to the consummation of the Transaction.

2.             Representations and Warranties.  The New Company hereby accepts and assumes all obligations and liabilities of the Company related to each representation or warranty made by the Company in the Note Agreement or any other document, instrument or agreement executed and delivered or furnished in connection therewith.  The New Company further represents, warrants and affirms for the benefit of the Noteholders that each of the representations and warranties of the Company contained in Sections 5.1, 5.2, 5.6, 5.7, 5.19 and 5.22 of the Note Agreement is true and correct with respect to the New Company, mutatis mutandis, on and as of the date hereof and as of the date of consummation of the Transaction.  Each such representation and warranty is incorporated by reference herein in its entirety.  The New Company further represents and warrants that no Default or Event of Default has occurred and is continuing under the Note Agreement (as of the actual date of the Transaction and, in the case of Section 9.9 and 9.10 of the Note Agreement, assuming that such Transaction had occurred on the last day of the quarterly or annual financial period of the Company immediately preceding the actual date of such Transaction for which financial statements of the Company are available).

3.             Further Assurances.  At any time and from time to time, upon any Noteholder’s request and at the sole expense of the New Company, the New Company will promptly execute and deliver any and all further instruments and documents and will take such further action as such Noteholder may reasonably deem necessary to ensure the validity and enforceability of this Assumption Agreement.

4.             Amendment, Etc.  No amendment or waiver of any provision of this Assumption Agreement shall be effective, unless the same be in writing and executed by the New Company and the Required Holders.

5.             Binding Effect; Assignment.  This Assumption Agreement shall be binding upon the New Company, and shall inure to the benefit of the Noteholders and their respective successors and assigns.

6.             Governing Law.  This Assumption Agreement shall be governed by, and construed in accordance with, the law of the State of New York, excluding choice of law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

7.             Counterparts.  This Assumption Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument.  Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

8.             Subsidiary Guarantees.  By its signature hereto, each Subsidiary Guarantor unconditionally affirms its obligations under its Subsidiary Guarantee.

IN WITNESS WHEREOF, the undersigned has caused this Assumption Agreement to be duly executed and delivered by its duly authorized officer on the date first above written.

[NAME OF NEW COMPANY]

By
Name:
Title:

Agreed and consented
to this                    day of

AGNICO EAGLE MINES LIMITED

By:
Name:
Title:

[INSERT SIGNATURE BLOCKS OF

EACH SUBSIDIARY GUARANTOR]

FORM OF ASSUMPTION AGREEMENT OF THE OBLIGATIONS OF A SUBSIDIARY GUARANTOR

ASSUMPTION AGREEMENT

ASSUMPTION AGREEMENT dated as of                          (the “Assumption Agreement”) made by [Name of assuming entity], a                       corporation (the “New Guarantor”), in favor of the persons or entities listed on Schedule A attached hereto (the “Noteholders”), each of which is a party to (or a transferee of a party to) the Note Purchase Agreement dated as of June 30, 2016 among Agnico Eagle Mines Limited, a corporation organized under the laws of the Province of Ontario (the “Company”), and the several Noteholders (the “Note Agreement”).  Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Note Agreement or the Guarantee referred to below.

W I T N E S S E T H:

WHEREAS, [Name of old guarantor], a                         [corporation] (the “Guarantor”) is party to that certain Guarantee dated as of [                     ], entered into in favor of the Noteholders and pursuant to the terms of the Note Agreement (the “Guarantee”).

WHEREAS, pursuant to the [Describe documents evidencing merger, sale or consolidation] dated as of                                      , between the New Guarantor and the Guarantor, the Guarantor has [been merged with and into] [sold, leased or conveyed all or substantially all its assets to] [been consolidated with] the New Guarantor (the “Transaction”) and, as a result of the Transaction, the New Guarantor has assumed all of the rights, duties, liabilities and obligations of the Guarantor, including, without limitation, all of the rights, duties, liabilities and obligations of the Guarantor under the Guarantee; and

WHEREAS, the New Guarantor, as the [surviving corporation of] [transferee or lessee of all or substantially all of the Guarantor’s assets pursuant to] the Transaction, shall receive direct and indirect benefits by reason of the investments made by the Noteholders under the Note Agreement (which benefits are hereby acknowledged); and

WHEREAS, clause (i) of the proviso to Section 10.2(d) of the Note Agreement requires that the New Guarantor execute and deliver this Assumption Agreement;

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the New Guarantor hereby agrees as follows:

1.             Assumption.  (a) The New Guarantor, as the [surviving corporation of] [transferee or lessee of all or substantially all of the Guarantor’s assets pursuant to] the Transaction, hereby unconditionally and expressly assumes, confirms and agrees to perform and observe each and every one of the covenants, rights, promises, agreements, terms, conditions, obligations, duties and liabilities of the Guarantor under the Guarantee and under any documents, instruments or agreements executed and delivered or furnished, or to be executed and delivered or furnished, by the Guarantor in connection therewith, and to be bound by all waivers made by the Guarantor with respect to any matter set forth therein.

(b)           All references to the Guarantor in the Guarantee or any document, instrument or agreement executed and delivered or furnished, or to be executed and delivered or furnished, in connection therewith shall be deemed to be references to the New Guarantor, except for references to the Guarantor relating to its status prior to the consummation of the Transaction.

2.             Representations and Warranties.  The New Guarantor hereby accepts and assumes all obligations and liabilities of the Guarantor related to each representation or warranty made by the Guarantor in the Guarantee or any other document, instrument or agreement executed and delivered or furnished in connection therewith.  The New Guarantor further represents, warrants and affirms for the benefit of the Noteholders that each of the representations and warranties of the Company contained in Sections 5.1, 5.2, 5.6, 5.7, 5.19 and 5.22 of the Note Agreement is true and correct with respect to the New Guarantor, mutatis mutandis, on and as of the date hereof and as of the date of consummation of the Transaction.  Each such representation and warranty is incorporated by reference herein in its entirety.

3.             Further Assurances.  At any time and from time to time, upon any Noteholder’s request and at the sole expense of the New Guarantor, the New Guarantor will promptly execute and deliver any and all further instruments and documents and will take such further action as such Noteholder may reasonably deem necessary to ensure the validity and enforceability of this Assumption Agreement.

4.             Amendment, Etc.  No amendment or waiver of any provision of this Assumption Agreement shall be effective, unless the same be in writing and executed by the New Guarantor and the Required Holders.

5.             Binding Effect; Assignment.  This Assumption Agreement shall be binding upon the New Guarantor, and shall inure to the benefit of the Noteholders and their respective successors and assigns.

6.             Governing Law.  This Assumption Agreement shall be governed by, and construed in accordance with, the law of the State of New York, excluding choice of law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

7.             Counterparts.  This Assumption Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument.  Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

IN WITNESS WHEREOF, the undersigned has caused this Assumption Agreement to be duly executed and delivered by its duly authorized officer on the date first above written.

[NAME OF NEW GUARANTOR]

By
Name:
Title:

Agreed and consented
to this                      day of

[NAME OF GUARANTOR]

By:
Name:
Title: